Tower Bancorp Inc.





2007 Annual Report



~ In Memory ~



Robert 'Red' Pensinger

February 22, 1933 – June 16, 2007

Served on the Board of Directors from 1987 – 2007

'Attitude leads to altitude'

Mr. Pensinger, our friend and Vice Chairman of the Board, lived by those words. He was truly the heartbeat that made our community thrive and flourish and it is a better place because he was a part of it.

His intelligence and wit spanned so much more than the financial world. As an inspirational force, Red influenced the character of all he met.

The staff and management of The First National Bank of Greencastle wish to extend our deepest condolences to Red's family. We want to thank them for the time they shared him with us, allowing him to serve as a solid cornerstone of our great success.

SEC
Mail Processing
Section

MAR 24 2008

Washington, DC
101

TOWER BANCORP, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 9, 2008

TO THE SHAREHOLDERS OF TOWER BANCORP, INC.:

Notice is hereby given that the Annual Meeting of Shareholders of Tower Bancorp, Inc. will be held at 1:30 p.m., prevailing time, on Wednesday, April 9, 2008, at the Rescue Hose Company Special Events Center, 407 South Washington Street, Greencastle, Pennsylvania 17225, for the following purposes:

1. To elect two (2) Class C Directors to serve for a 3-year term and until their successors are elected and qualified;

2. To ratify the selection of Smith Elliott Kearns & Company, LLC, Certified Public Accountants, as the independent accountants for the corporation for the year ending December 31, 2008; and

3. To transact any other business that may properly come before the Annual Meeting and any adjournment or postponement thereof.

In accordance with the By-laws of the corporation and action of the Board of Directors, only those shareholders of record at the close of business on February 13, 2008, will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

A copy of the corporation's 10-K including the Annual Report for the fiscal year ended December 31, 2007, is enclosed with this Notice. Copies of the corporation's Annual Report for the 2006 fiscal year may be obtained by contacting Franklin T. Klink, III, Treasurer, Tower Bancorp, Inc., P.O. Box 8, Center Square, Greencastle, Pennsylvania 17225; (717) 597-2137.

We urge you to mark, sign, date and promptly return your proxy in the enclosed envelope so that your shares may be voted in accordance with your wishes and in order that we may assure the presence of a quorum. The prompt return of your signed proxy, regardless of the number of shares you hold, will aid the corporation in reducing the expense of additional proxy solicitation. Giving your proxy does not affect your right to vote in person if you attend the meeting and give written notice to the Secretary of the corporation.

By Order of the Board of Directors,

Jeff B. Shank

Jeff B. Shank, President

March 20, 2008
Greencastle, Pennsylvania

TOWER BANCORP, INC.

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 9, 2008

GENERAL

Introduction, Date, Time and Place of Annual Meeting

The Board of Directors of the corporation furnishes this proxy statement for the solicitation of proxies to be voted at the Annual Meeting of Shareholders of the corporation to be held on Wednesday, April 9, 2008, at 1:30 p.m., prevailing time, at the Rescue Hose Company Special Events Center, 407 South Washington Street, Greencastle, Pennsylvania 17225, and at any adjournment or postponement of the meeting.

The corporation's main office is located at Center Square, Greencastle, Pennsylvania 17225. The corporation's telephone number is (717) 597-2137. The corporation is the holding company for its wholly-owned subsidiary, The First National Bank of Greencastle. All inquiries regarding the annual meeting should be directed to Jeff B. Shank, President of the corporation and the bank.

Solicitation and Voting of Proxies

We are mailing this proxy statement and the enclosed form of proxy to shareholders of the corporation on or about March 20, 2008. Proxy holders will vote shares represented by proxies on the accompanying proxy, if properly signed and returned, in accordance with the specifications made on the proxies by the shareholders. Any proxy not specifying to the contrary will be voted:

- For the election of the nominees for director identified in this proxy statement;

- For the ratification of the selection of Smith Elliott Kearns & Company, LLC as the independent accountants for the corporation for the year ending December 31, 2008; and

- In accordance with the recommendations of the Board of Directors for any other business that may properly come before the annual meeting and any adjournment or postponement of the meeting.

The execution and return of the enclosed proxy will not affect a shareholder's right to attend the annual meeting and vote in person, after giving written notice to the Secretary of the corporation. A shareholder who returns a proxy may revoke it at any time before it is voted by delivering written notice of revocation to John H. McDowell, Sr., Secretary of Tower Bancorp, Inc., P.O. Box 8, Greencastle, Pennsylvania 17225.

The corporation will bear the cost of preparing, assembling, printing, mailing and soliciting proxies, and any additional material that the corporation may furnish shareholders in connection with the annual meeting. In addition to the use of the mail, directors, officers and employees of the corporation and of the bank may, without additional compensation, solicit proxies personally, by telephone, telecopier or other electronic means. The corporation will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward proxy solicitation material to the beneficial owners of stock held of record by those persons. Upon request, the corporation will reimburse them for their reasonable forwarding expenses.

Revocability of Proxy

A shareholder who returns a proxy may revoke the proxy at any time before it is voted only:

- By giving written notice of revocation to John H. McDowell, Sr., Secretary of Tower Bancorp, Inc., P.O. Box 8, Greencastle, Pennsylvania 17225;
- By executing a later-dated proxy and giving written notice thereof to the Secretary of the corporation; or
- By voting in person after giving written notice to the Secretary of the corporation.

Record Date, Voting Securities, and Quorum

The record date for the annual meeting is February 13, 2008. At the close of business on February 13, 2008, the corporation had 2,317,873 shares of common stock outstanding, the only issued and outstanding class of stock. Only holders of common stock of record at the close of business on February 13, 2008, are entitled to notice of and to vote at the annual meeting. The corporation is also authorized to issue 500,000 shares of preferred stock, none of which have been issued. On all matters to come before the annual meeting, each share of common stock is entitled to one vote. Cumulative voting rights do not exist with respect to the election of directors.

Pennsylvania law and the laws of the corporation require the presence of a quorum for each matter to be acted upon at the annual meeting. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast constitutes a quorum for the transaction of business at the annual meeting. Votes withheld and abstentions will be counted in determining the presence of a quorum. Broker non-votes will not be counted in determining the presence of a quorum for the particular matter as to which the broker withheld authority.

Assuming the presence of a quorum, the two nominees for director receiving the highest number of votes cast by shareholders entitled to vote for the election of directors shall be elected. Votes withheld from a nominee and broker non-votes will not be cast for the nominee.

Assuming the presence of a quorum, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote at the meeting is required for ratification of the selection of the independent auditors. Abstentions and broker non-votes are not deemed to constitute "votes cast" and, therefore, do not count either for or against ratification. Abstentions and broker non-votes, however, have the practical effect of reducing the number of affirmative votes required to achieve a majority for each matter by reducing the total number of shares voted from which the required majority is calculated.

PRINCIPAL BENEFICIAL OWNERS OF THE CORPORATION'S STOCK

Principal Holders

To the best of our knowledge, no persons or entities, owned of record or beneficially, on February 13, 2008, more than 5% of the corporation's outstanding common stock.

Beneficial Ownership by Officers, Directors and Nominees

The following table sets forth, as of February 13, 2008, and from information supplied by the respective persons, the amount and the percentage, if over 1%, of the common stock of the corporation beneficially owned by each director, each nominee for director and all named executive officers and directors of the corporation as a group. Unless otherwise noted, shares are held directly by the respective individual. The shares beneficially owned include stock dividends paid by the corporation.

The securities "Beneficially Owned" by an individual are determined in accordance with the definition of "Beneficial Ownership" set forth in the general rules and regulations of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days after February 13, 2008. Beneficial ownership may be disclaimed as to certain of the securities.

Name of Individual or Identity of Group	Amount and Nature of Beneficial Ownership	Percent of Class[10]
Class A Directors		
(to serve until 2009)		
Mark E. Gayman	4,755 [1]	--
James H. Craig, Jr.	12,814 [2]	--
Harry D. Johnston	26,653 [3]	1.13%
Class B Directors		
(to serve until 2010)		
Jeff B. Shank	29,283 [4]	1.25%
Frederic M. Frederick	4,485 [5]	--
Lois E. Easton	13,530 [6]	--
Terry L. Randall	56,215 [7]	2.39%
Class C Directors and Nominees		
(to serve until 2011)		
Kermit G. Hicks	35,278 [8]	1.50%
Patricia A. Carbaugh	627 [9]	--
Named Executive Officers		
Franklin T. Klink, III	5,245	--
John H. McDowell, Sr.	17,265	--
All Officers, Directors and Nominees as a Group (11 persons)	206,150	8.77%

(1) Includes 534 shares held by Mr. Gayman's spouse and 382 shares held by Mr. Gayman's child. Shares and percent include 2,773 shares subject to vested options.

(2) Shares and percent include 6,494 shares subject to vested options.

(3) Shares include 13,640 shares held individually by Dr. Johnston's spouse, 8,663 shares held jointly with his child, 3,150 shares held in an IRA for Dr. Johnston and 1,040 shares held in an IRA for Dr. Johnston's spouse. Shares and percent include 160 shares subject to vested options.

(4) Includes 15,797 shares held jointly with his spouse, and 12,986 shares held by the ESOP that are allocated to Mr. Shank's account and over which he exercises investment control. Shares and percent include 500 shares subject to vested options.

(5) Includes 1,412 shares held jointly with his spouse and 100 shares held by each of his three children. Shares and percent include 2,773 shares subject to vested options.

(6) Includes 310 shares held by Ms. Easton's spouse. Shares and percent include 6,494 shares subject to vested options.

(7) Shares and percent includes 1,086 shares held jointly with spouse and 54,969 shares held in the H.B. Mellott Estate, Inc. Shares and percent include 160 shares subject to vested option.

(8) Includes 8,252 shares held by Mr. Hicks' spouse. Shares and percent include 6,494 shares subject to vested options.

(9) Shares and percent include 160 shares subject to vested options.

(10) The percent of class assumes all outstanding options issued to the directors and officers have been exercised and, therefore, on a pro forma basis, 2,351,150 shares of common stock outstanding.

ELECTION OF DIRECTORS

Shareholders will elect two (2) Class C Directors at the Annual Meeting. The nominees for Class C Directors are Kermit G. Hicks and Patricia A. Carbaugh. The directors will serve for a 3-year term and until their successors are elected and qualified. Unless otherwise instructed, the proxyholders will vote the proxies received by them for the election of the nominees. If the nominees should become unavailable for any reason, proxyholders will vote proxies in favor of substitute nominees, as the Board of Directors of the corporation shall determine. The Board of Directors has no reason to believe the nominees will be unable to serve if elected. Any vacancy occurring on the Board of Directors of the corporation, for any reason, may be filled by a majority of the directors then in office until the expiration of the term of the vacancy.

In addition, cumulative voting does not exist for the election of directors. Each share of common stock is entitled to cast one vote for each nominee. For example, if a shareholder owns ten shares of common stock, he or she may cast up to ten votes for each of the two directors in the class to be elected.

INFORMATION AS TO NOMINEES, DIRECTORS AND EXECUTIVE OFFICERS

The following table contains certain information, as of February 13, 2008, with respect to current directors, nominees for director and certain officers of the corporation.

Name	Age	Principal Occupation for Past Five Years and Position Held with the Corporation and the Bank	Director Since Corp/Bank
Class A Directors – Term Expires 2009			
Mark E. Gayman	55	Owner - Gaymere Farms	2003/2003
James H. Craig, Jr.	74	Retired Dentist	1990/1990
Harry D. Johnston	71	Physician	2006/2006
Class B Directors – Term Expires 2010			
Jeff B. Shank	52	President/CEO of the Corporation and the Bank	1992/1992
Frederic M. Frederick, *Vice Chairman of the Board*	51	Partner in engineering firm of Frederick, Seibert & Associates, Inc.	2002/2002
Lois E. Easton	72	Retired Marketing Manager of the Bank	1996/1996
Terry L. Randall	60	President/CEO of Mellott Enterprises, Inc.	2006/2006
Class C Directors – Term Expires 2008 and Nominees for Class C Directors			
Kermit G. Hicks, *Chairman of the Board*	72	Hicks Chevrolet, Inc.	1983/1969
Patricia A. Carbaugh	64	Administrative Assistant John L. Grove Medical Ctr.	2006/2006

GOVERNANCE OF THE COMPANY

Our Board of Directors believes that the purpose of corporate governance is to ensure that we maximize shareholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practices which the Board and senior management believe promote this purpose, are sound and represent best practices. We continually review these governance practices, Pennsylvania law (the state in which we are incorporated) and SEC regulations, as well as best practices suggested by recognized governance authorities.

Independent Directors

During 2007, all members of the Board of Directors were independent, with the exception of Mr. Shank, in accordance with the independence standards of the NASDAQ Stock Market. In determining the directors' independence, the Board of Directors considered loan transactions between the bank and the directors, their family members and businesses with whom they are associated, as well as any contributions made to non-profit organizations with whom they are associated.

The table below includes a description of other categories or types of transactions, relationships or arrangements considered by the Board (in addition to those listed above) in reaching its determination that the directors are independent.

Name	Independent	Other Transactions/Relationships/Arrangements
Ms. Carbaugh	Yes	None
Dr. Craig	Yes	None
Ms. Easton	Yes	None
Mr. Frederick	Yes	None
Mr. Gayman	Yes	None
Mr. Hicks	Yes	None
Dr. Johnston	Yes	None
Mr. Randall	Yes	None

In each case, the Board determined that none of the transactions above impaired the independence of the director. For more information, please refer to "Certain Transactions"

Code of Ethics

Since 1986, we have had a Code of Ethics. In 2005, as required by law and regulation, we amended our Code of Ethics. Our Codes of Ethics are applicable to our directors, officers and employees. The Code of Ethics encourages individuals to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics. The Board periodically receives reports on our compliance program. The Code of Ethics is posted on our website at www.fnbgc.com under the "About FNB" tab.

Shareholder Communications

The Board of Directors does not have a formal process for shareholders to send communications to the board. Due to the infrequency of shareholder communications to the Board of Directors, the Board does not believe that a formal process is necessary. Written communications received by the corporation from shareholders are shared with the full board no later than the next regularly scheduled board meeting.

Meetings and Committees of the Board of Directors

Mr. Gayman, Dr. Craig, Mr. Shank, Mr. Frederick, Ms. Easton, Ms. Carbaugh, Dr. Johnston, Mr. Randall, and Mr. Hicks are members of each committee of the bank, except the Audit and Compensation Committees. The directors of the corporation are also directors of the bank. Committee members receive no fee for attendance at committee meetings. To date, except for the Compensation Committee, none of the committees have designated a Chairman.

During 2007, the directors of the corporation held 15 meetings and the directors of the bank held 28 board meetings. Each of the directors attended at least 75% of the combined total number of meetings of the Board of Directors and of the committees to which they belong.

Executive Committee: This committee consists of the Chairman of the Board, Vice-Chairman, President and Chief Executive Officer and Executive Vice President of the corporation. This committee meets when necessary, at the request of the Chairman, Vice-Chairman or President of the corporation to discuss and prepare recommendations on various business matters prior to the regular Board of Directors meeting.

Audit Committee: The Audit Committee, of which directors Dr. Craig, Ms. Easton, Mr. Gayman, Ms. Carbaugh, Dr. Johnston, Mr. Hicks and Mr. Randall are members, held nine (9) meetings during fiscal year 2007. The members of the Audit Committee are all independent under NASDAQ independence standards. The Audit Committee oversees the accounting and tax functions of the corporation, recommends to the Board the engagement of independent accountants for the year, reviews with management and the accountants the plan and scope of the audit engagement, reviews the annual financial statements of the corporation and any recommended changes or modifications to control procedures and accounting practices and policies, and monitors with management and the accountants the corporation's system of internal controls and its accounting and reporting practices. The Audit Committee has adopted a charter which was attached to the 2007 proxy statement as Appendix A.

We have no 'audit committee financial expert.' We believe the cost to retain a financial expert at this time is prohibitive. However, the Board of Directors believes that each audit committee member has sufficient knowledge in financial and auditing matters to serve on the committee. The committee has the authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities.

Compensation Committee: The Compensation Committee, of which directors Messrs. Frederick, Hicks, and Randall are members, held two (2) meetings during fiscal year 2007. The members of the Compensation Committee are all independent under NASDAQ independence standards. The Compensation Committee's duties include evaluating the Chief Executive Officer's performance in light of goals and objectives and setting the Chief Executive Officer's compensation levels based on its evaluation. The Compensation Committee reviews and makes recommendations to the Board from time to time regarding the corporation's compensation programs and benefits programs for executive personnel.

The agenda for the Compensation Committee meetings is determined by the Chairman of the Board who chairs the Compensation Committee. The Compensation Committee is charged with determining and recommending to the full Board of Directors the compensation for the Named Executive Officers and the members of the Board of Directors and for reviewing the suggested compensation for all employees. The Compensation Committee delegates to the President and Chief Executive Officer the responsibility of conducting annual reviews for the other executive officers and determining appropriate levels of compensation for all employees, excluding his compensation. The Compensation Committee first reviews the recommended levels of compensation and approves the levels for presentation to the full Board of Directors. The Board of Directors then advises the Chief Executive Officer on compensation matters, determines the compensation of the Chief Executive Officer, reviews and takes action on the recommendation of the Chief Executive Officer as to the appropriate compensation of other officers and key personnel and approves the grants of bonuses to officers and key personnel.

The President and Chief Executive Officer does not recommend the level of director compensation. The level of director compensation was determined by reviewing the compensation reported in similarly situated financial institution's annual materials.

The company engaged Webber H. R. Solutions, LLC as consultants to assist in establishing compensation for executives and non-executives. Their work was completed in December 2007.

The Compensation Committee has adopted a charter which was attached to the 2007 proxy statement as Appendix B.

Nominating Committee and Nominations: The corporation does not have a standing nominating committee. The Board of Directors performs the duties typically associated with the nominating committee. A shareholder who desires to propose an individual for consideration by the Board of Directors as a nominee for director should submit a proposal in writing to the President of the corporation in accordance with Section 10.1 of the corporation's by-laws. Any shareholder who intends to nominate any candidate for election to the Board of Directors must notify the Secretary of the corporation in writing not less than 45 days prior to the date of any meeting of shareholders called for the election of directors. The Board does not have a policy for considering director candidates recommended by shareholders due to the infrequency of nominations, but its policy is to give due consideration to any and all candidates. The Board does not have any specific minimum qualifications for consideration for candidates.

Annual Meeting Attendance

The corporation has no specific policy requiring directors to attend the Annual Meeting of Shareholders. All members of the Board of Directors, except for Mr. Randall and Mr. Pensinger were present at the 2007 Annual Meeting of Shareholders. All members of the Board of Directors are expected to attend the 2008 Annual Meeting of Shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The corporation has a Compensation Committee which consists of non-employee directors. The agenda for the Compensation Committee meetings is determined by the Chairman of the Board who chairs the Compensation Committee.

Compensation and Benefits Philosophy

The compensation and benefits programs for the corporation's executives are designed with the goal of providing compensation that is fair, reasonable and competitive. The programs are intended to help the corporation recruit and retain qualified executives, and provide rewards that are linked to performance while also aligning the interests of executives with those of the corporation's shareholders.

The design of specific programs is based on the following guiding principles:

Performance

The corporation believes that the best way to accomplish alignment of compensation with the interest of the shareholders is to link pay directly to individual and corporation performance. When performance exceeds expectations, pay levels are expected to be above the competitive median.

Competitiveness

Compensation and benefits programs are designed to be competitive with those provided by companies with whom we compete for talent, specifically other financial institutions. In general, programs are considered competitive when they are at median levels as measured against these competitor companies.

Benefit programs are designed to provide competitive levels of protection and financial security. Basic benefit programs are not based on performance. Bonus and incentive programs are tied to the corporation's performance to motivate the named executive officer to meet the corporation's performance goals and to reward the named executive officer when such goals are met.

Cost

Compensation and benefit programs are designed to be cost-effective and affordable, ensuring that the interests of the shareholders are considered. They are also designed to place a portion of the named executive officer's compensation at risk whereby the named executive officer will only receive incentive compensation when specific corporation goals are met.

Comparator Group

The relevant comparator group for compensation and benefits programs consists of financial institutions of like asset size and geographically located that the corporation competes for the same talent. Salary and benefit information is gathered from proxies of financial institutions and salary surveys, as further discussed in Benchmarking.

Internal Equity

The guiding principles described above are the same principles that govern the design of the compensation and benefit plans provided to the corporation's non-executive workforce. The corporation believes that this alignment of philosophy is an important element in creating an environment of trust and teamwork that furthers the long-term interests of the corporation and the shareholders.

Components of Total Compensation

The corporation's executive compensation and benefits package consists of direct compensation and corporation-sponsored benefit plans, including base salary, bonuses, health and welfare benefits, retirement plans, and stock option plans. Each component is designed to contribute to a total package that is competitive, appropriately performance-based, valued by the corporation's executives and aligns their interest with those of the shareholders.

Direct Compensation

Direct compensation consists of base salary, a quarterly cash award and an annual performance award. All elements of direct compensation are linked to performance, either individual or corporation. By creating these links, the corporation seeks to achieve its objective of performance-based, cost-effective compensation programs.

Base Salary

Base salary is designed to attract and retain experienced executives who can manage the corporation and achieve the corporation's business goals. Base salaries are generally targeted at the median of the competitive market. The base salary for each named executive officer is determined based upon experience, expected personal performance, salary levels in effect for comparable positions with and without the industry, internal base salary comparability considerations and the responsibilities assumed by the named executive officer. While an executive's initial salary is determined by an assessment of competitive market levels, the major factor in determining base salary increases is individual performance. Executives who are new to a role may have base salaries below the market median; similarly, executives who have significant experience and have demonstrated sustained superior performance over time may have salaries above the market median. The corporation usually grants annual increases to executives as well as increases needed to reflect changes in role, responsibility and the market competitive environment. Although insurance benefits and retirement benefits are not taken into account when determining base salary, a named executive officer's ability to participate in the Stock Option Plan is considered when determining the level of base salary.

Quarterly Cash Award

The quarterly cash award is tied to the corporation's performance and is granted to all full time employees. The quarterly cash award is made at the discretion of the Board of Directors and the Board does not establish specific performance goals but uses its subjective business experience in determining if an award is merited. The award is designed to supplement base salary and align all full time employees' interest with those of shareholders by linking the corporation's performance to the cash award. As all employees are eligible for the quarterly cash award, the quarterly cash award is not taken into consideration when base salary is determined.

Stock Option Plan

The stock option plan is designed to enhance the link between the creation of shareholder value and the corporation's incentive compensation and provide an opportunity for increased equity ownership by the named executive officer. Options under the plan are awarded as an annual performance award determined at the discretion of the Board which uses the corporation's return on average tangible equity. The Compensation Committee does not establish performance goals which the corporation must meet to automatically trigger the award. Instead, the Compensation Committee looks at the corporation's return on average tangible equity and considers all events which may affect the average tangible equity before determining whether or not it is appropriate to award benefits under the plan. The intent of the plan is to attract and retain executives, and to strengthen the link between compensation and increased returns for the shareholders, specifically return on average tangible equity. The awards are designed to provide each named executive officer with a significant incentive to manage the corporation from the perspective of an owner with an equity stake. An individual's award is approved in January based on the previous year's performance as of December 31. The options are issued with an exercise price of one dollar, are vested on the grant date and have no expiration date. The awards are not tied to the release of any information.

Corporation-Sponsored Benefit Plans

The bank provides health and welfare and retirement benefit plans to executives. The benefits package is designed to assist the named executive officers in providing for their own financial security in a manner that recognizes individual needs and preferences.

Insurance Plans

Group health, dental, vision, disability and group life insurance coverage are available to all eligible employees, including the named executive officers. Such plans are standard in the industry and in the geographic area for all industries, as well as necessary to compete for talented employees at all levels of the corporation. In general, the named executive officers participate in these benefits on the same basis as non-executive employees. Health and welfare plans are not tied to corporation or individual performance. The costs of providing such benefits to all eligible employees is not taken into account when determining specific salaries of the named executives officers and is seen as a cost of doing business which will help keep the employee productive and engaged.

Retirement Plans

We currently provide retirement plans to our employees to provide long term financial security. The retirement plans are designed to assist our employees in providing for their own financial security in a manner that recognizes individual needs and preferences. The corporation provides retirement benefits through a combination of qualified and non-qualified plans (as defined under the Internal Revenue Code).

Profit Sharing/401K

We believe that it is essential for employees to save for retirement and as such have provided all employees a vehicle through which to contribute to their financial security in retirement. The corporation maintains a profit sharing/401(k) plan which has a combined tax qualified savings feature and profit sharing feature. The profit sharing/401(k) plan provides benefits to employees who have completed at least one year of service and are at least 21 years of age. The corporation makes a contribution to the plan for each employee of 3% of their respective eligible compensation. The corporation may make a discretionary contribution annually to the plan based upon the corporation's performance, specifically return on average tangible equity. The discretionary contribution is designed to award employees for helping the corporation achieve its performance goals. Contributions are expressed as a percentage of base salary and quarterly bonus awards and named executive officers receive the same percentage of salary as all other employees. Contributions to the profit sharing/401(k) are not taken into consideration when determining other levels of compensation.

Employee Stock Ownership Plan

To align the interests of the shareholders with the interests of the named executive officers, and other employees, the corporation offers an employee stock ownership plan. The employee stock ownership plan provides an opportunity for increased equity ownership by the Named Executive Officers. Contributions to the plan are based on corporate performance as a percentage of tangible equity and are computed as a percentage of the participants' total earnings. The payment of benefits to participants is made at death, disability, termination or retirement.

Supplemental Insurance Plan

In an effort to offer certain named executive officers an additional method of saving for retirement and to account for some of the limitations with traditional pension plans, the corporation maintains a non-qualified deferred compensation plan in which the named executive officers are eligible to participate.

The participants may remain in the plan regardless of their employment status with the corporation. During 2007, the plan was closed to new participants and amended to reflect changes in the amount of compensation permitted to be deferred. The Chief Executive Officer and Executive Vice President currently participate in the plan. The plan pays ten percent interest on plan balances and is intended to provide supplemental retirement benefits to enable the corporation to attract and retain officers.

Supplemental Executive Retirement Plan

In 2002, the corporation implemented a supplemental executive retirement plan, a non-qualifying plan, covering the Chief Executive Officer to provide for salary continuation in certain circumstances. The plan is intended to provide supplemental retirement benefits to enable the corporation to attract and retain executives, and is a defined benefit plan. It makes certain payments upon retirement, death, and disability. However, if the Chief Executive's employment is terminated for cause, he forfeits all benefits. In addition, if he violates the restrictive covenant contained in the supplemental executive retirement plan, he forfeits his right to any further benefits. The supplemental executive retirement plan encourages longevity and discourages competition after employment is terminated for any reason.

Change of Control Agreements

The Corporation has entered into change of control agreements with certain named executive officers. The agreements are intended to attract and retain executives. In the event that the corporation and the bank undergo a change of control, as defined in the agreements, the agreements provide that certain severance benefits will be paid to each Named Executive Officer. The benefits were granted in order to recognize their past and present service and to provide incentive for their continued valued service.

Group Term Replacement Plan and Executive Bonus Plan

Named executive officers also participate in the corporation's Group Term Replacement Plan which consists of split-dollar insurance plans whereby the corporation splits insurance proceeds from the death of the named executive officer with the named executive officer's beneficiary. The executive bonus plan was established to encourage the executive to remain in the employ of the corporation. These types of plans are widely available in the financial services industry because the corporation will recover its plan costs upon the death of the named executive officer. This benefit provides further incentive for longevity with the corporation.

Perquisites

The corporation provides a corporation-owned vehicle to the Chief Executive Officer and the Executive Vice President as their position requires travel offsite frequently for bank business. The provision of a corporation vehicle is viewed as a normal benefit in the highly competitive financial services industry.

The Role of the Executive Officers in Setting Compensation

The Compensation Committee delegates to the President and Chief Executive Officer the responsibility of conducting annual reviews for the other executive officers. The President and Chief Executive Officer proposes increases based on his subjective analysis of the individual's contribution to the corporation's strategic goals and objectives. In determining whether strategic goals have been achieved, the President and Chief Executive Officer considers numerous factors, including the following: the corporation's performance as measured by earnings, return on assets, return on equity, asset and liability quality, and audit findings. Although the President and Chief Executive Officer measures the performance and increases in compensation in light of these factors, no direct correlation exists between any specific criterion and the employees' compensation. The President and Chief Executive Officer makes a subjective determination after review of all relevant information, including the above.

The President and Chief Executive Officer does not set or participate in the determination process of his annual base salary.

The Compensation Committee first reviews the recommended levels of compensation and approves the levels for presentation to the full Board of Directors. The Board of Directors then advises the Chief Executive Officer on compensation matters, determines the compensation of the Chief Executive Officer, reviews and takes action on the recommendation of the Chief Executive Officer as to the appropriate compensation of other officers and key personnel and approves the grants of bonuses to officers and key personnel.

Independent Consultant

In 2007, the company engaged L. R. Webber Associates to provide the corporation with an annual salary and benefits survey. The survey was utilized to review the current salary ranges. The firm was chosen because it conducts surveys within our market area. L.R. Webber Associates' sole role and specific contribution to the determination of compensation was to provide the survey.

Benchmarking

The survey provided by L.R. Webber Associates benchmarked salary and benefits from Pennsylvania financial institutions who participated in a survey conducted by L.R. Webber Associates. Survey results were reported by bank asset size and geographic region and reported as salary ranges. As a result of the benchmarking, the Compensation Committee determined that the salary levels for the named executive officers were below the weighted average for banks in the same asset size and geographic region.

Internal Revenue Code Limits on the Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally denies publicly-held corporations a federal income tax deduction for compensation exceeding $1,000,000 paid to the Chief Executive Officer or any of the four other highest paid executive officers, excluding performance-based compensation. The named executive officers' compensation programs are designed as not to exceed this limit.

Triggering Events in Contracts

Messrs. Shank, McDowell, and Klink are parties to change of control agreements. The executive is compensated upon a termination after a change of control in order to ensure that decisions regarding potential change of controls are made in the best interests of the shareholders and that personal concerns regarding subsequent employment are minimized.

Mr. Shank's change of control automatically becomes an employment agreement upon a change of control. The employment agreement portion of the change of control contains triggering events which are standard in the financial services industry: termination without cause and termination for good reason. The contract is designed to give the executive the security of knowing that if his employment is terminated in one of those scenarios that the executive will receive some form of compensation during the transition phase from working for the corporation to finding another position.

Mr. Shank is a party to a Supplemental Executive Retirement Plan upon which vesting or payment is triggered by a change of control, death, early termination and retirement. In addition, the contract contains a noncompetition provision, whereby the executive is not allowed to compete with the corporation or solicit customers of the corporation for a specific period of time. Payments under the Supplemental Insurance Plan and Group Term Replacement Plan and Executive Bonus Plan are triggered upon a change of control, disability, early termination, retirement, or death. The Compensation Committee believes that these triggering events are appropriate as they serve as important retention tools and are designed to provide replacement income upon a termination after a change of control, early termination, disability or retirement.

Material Differences in Named Executive Officers' Compensation

The named executive officers receive base salaries commensurate with their positions and responsibilities and with the executive's past performance and longevity with the corporation and bank. Mr. Shank is the only executive who is a party to a change of control agreement which converts into an employment agreement. Given his longevity with the corporation and bank and his position as President and Chief Executive Officer, the Compensation Committee believes that this difference is appropriate.

COMPENSATION COMMITTEE REPORT

1. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management; and

2. Based upon the review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the corporation's proxy statement.

Compensation Committee Members:

Kermit G. Hicks — Terry L. Randall
Frederic M. Frederick

EXECUTIVE COMPENSATION

The table below reflects information concerning the annual compensation for services in all capacities to the corporation for the fiscal years ended December 31, 2006 and 2007 of those persons who were, as of December 31, 2007:

- the Chief Executive Officer, Chief Financial Officer, and
- the three most highly compensated Executive Officers of the corporation to the extent that the person's total compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

(a) Name and Principal Position	(b) Year	(c) Salary (\$)[1]	(d) Bonus (\$)[2]	(e) Stock Awards (\$)[3]	(f) Option Awards (\$)[4]	(g) Non-Equity Incentive Plan Compensation	(h) Change in Pension Value and Nonqualified Deferred Compensation Earnings (\$)	(i) All Other Compensation (\$)[5]	(j) Total (\$)
Jeff B. Shank President/CEO	2007	$174,000	$24,037	$845	$27,896	--	$20,627 [6]	$33,093	$280,498
	2006	$160,000	$21,924	$895	$31,250	--	$20,627	$29,503	$264,199
John H. McDowell, Sr. Executive Vice President	2007	$128,000	$17,014	$845	$22,326	--	--	$25,955	$194,140
	2006	$118,000	$15,051	$895	$24,973	--	--	$22,387	$181,306
Franklin T. Klink, III Chief Financial Officer	2007	$98,500	$11,965	--	$13,970	--	--	$16,203	$140,638
	2006	$91,000	$10,144	--	$6,232	--	--	$13,937	$121,313

(1) The amounts shown represent the base salary. The amounts for 2007 and 2006 include deferred salary of $5,700 for Mr. Shank and $945 for Mr. McDowell.

(2) Represents the aggregate yearly total for quarterly cash awards.

(3) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006 in accordance with FAS 123(R) for awards under the Employee Service Award Program.

(4) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006 in accordance with FAS 123(R) under the Annual Performance Award Program.

(5) The amount for 2007 includes for Mr. Shank, $18,000 contribution to Profit Sharing Plan, and $11,250 contribution to ESOP; for Mr. McDowell $13,739 contribution to Profit Sharing Plan. The amount for 2006 includes for Mr. Shank, $16,766 contribution to Profit Sharing Plan, and $10,479 contribution to ESOP; for Mr. McDowell $12,579 contribution to Profit Sharing Plan.

(6) The amount reflects the aggregate actuarial increase in the present value of the benefits under Mr. Shank's Supplemental Executive Retirement Plan.

Quarterly Cash Award

The quarterly cash award is tied to corporate performance and is granted to all full time employees. The quarterly cash award is made at the discretion of the Board of Directors. The quarterly cash award is determined by the bank's return on average tangible equity.

Annual Performance Award

Awards granted to individual executives are at the discretion of the Board of Directors and may be made annually under the corporation's Stock Option Plan for Officers. The number of options awarded uses the corporation's return on average tangible equity and a percentage of the award set by the Board of Directors. An individual's award is approved in January based on the previous year's performance as of December 31. The options are issued with an exercise price of one dollar, are vested on the grant date and have no expiration date.

Grants of Plan-Based Awards Table

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price Option Awards ($/Sh) (#)	Grant Date Fair Value of Stock and Option Awards
Jeff B. Shank	December 1, 2007 January 10, 2007	20 --	-- 641	-- $1	$845 $27,896
Franklin T. Klink, III	January 10, 2007	--	321	$1	$13,970
John H. McDowell, Sr.	December 1, 2007 January 10, 2007	20 --	-- 513	-- $1	$845 $22,326

Outstanding Equity Awards at December 31, 2007

There were no unexercised options, unvested stock and equity incentive plan awards for the Named Executive Officers at December 31, 2007.

Deferred Compensation Plan – Supplemental Insurance Plan

The bank maintains a non-qualified deferred compensation plan for certain executives and officers. Currently, only Messrs. Shank and McDowell participate in the plan. The participants remain in the plan regardless of their employment status with the corporation. During 2007, the plan was closed to new participants and changes in the amount of compensation permitted to be deferred. The plan pays ten percent on plan balances.

Nonqualified Deferred Compensation Table

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Jeff B. Shank	$5,700	--	$23,107	-0-	$254,176
Franklin T. Klink, III	-0-	--	--	--	--
John H. McDowell, Sr.	$ 945	--	$10,318	-0-	$113,495

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	Number of Shares Acquired On Exercise (#)	Value Realized on Exercise ($)	Number of Securities Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeff B. Shank President/CEO	641	$27,523	20	$845
Franklin T. Klink, III Chief Financial Officer	321	$13,930	--	--
John H. McDowell, Sr. Executive Vice President	513	$21,726	20	$845

The following table discloses the number of outstanding options, warrants and rights granted by the corporation to participants in equity compensation plans, not approved by shareholders, as well as the number of securities remaining available for future issuance under these plans.

Securities Authorized for Issuance Under Equity Compensation Plans

	(A) (#) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(B) ($) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(C) (#) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (A)
Non-Qualified Stock Option Plan	-0-	N/A	36,362
Stock Option Plan for Outside Directors	34,858	$34.34	54,383

The First National Bank of Greencastle is the wholly-owned operating subsidiary of Tower Bancorp, Inc. As such, our benefit plans are principally organized at the bank level, as described below.

Pension Benefits Table

The following table summarizes the present value of accumulated benefits payable to Mr. Shank under his Supplemental Executive Retirement Plan during 2007.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Jeff B. Shank President/CEO	Supplemental Executive Retirement Plan	N/A	$295,359	$-0-

Supplemental Executive Retirement Plan

In 2002, the corporation implemented a Supplemental Executive Retirement Plan ("SERP"), a non-qualifying plan, covering Jeff B. Shank.

If a change of control of the corporation occurs or Mr. Shank terminates his employment on or after the retirement age of 65, the bank will pay Mr. Shank $75,000 per year. The benefit will be paid monthly, commencing on the first day of the month following Mr. Shank's 65th birthday and continuing for 20 years.

If no change of control has occurred and Mr. Shank's employment is terminated before the retirement age of 65 due to voluntary termination by Mr. Shank, non-renewal of his employment agreement, or for reasons other than cause, the bank pays Mr. Shank an accrued amount of benefit, as of the date of termination. This benefit is paid monthly, commencing on the first day of the month following Mr. Shank's 65th birthday and continuing for 20 years.

If Mr. Shank dies while he is actively employed at the bank, his beneficiary receives a scheduled death benefit equal to the amount of his retirement benefit. If Mr. Shank dies after reaching age 65, his beneficiary receives the remainder of his scheduled retirement benefits.

If the bank terminates Mr. Shank's employment for cause, he forfeits the benefits provided under the SERP. In addition, if Mr. Shank violates the restrictive covenant contained in the SERP, he forfeits his right to any further benefits under the SERP.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Change in control agreements

The corporation has entered into change of control agreements with Messrs. Shank, McDowell and Klink.

Pursuant to the respective Named Executive Officer's agreement if Mr. Klink's employment is terminated for reasons other than cause, death, or disability, then Mr. Klink will receive twenty-four (24) months of his monthly salary.

Pursuant to the terms of Mr. McDowell's agreement, if his employment is terminated for reasons other than cause, death, or disability or if he terminates his employment for "good reason," as defined in the agreement, then he shall receive two (2) times his base salary plus quarterly cash awards payable in twenty-four (24) monthly installments.

Pursuant to the terms of Mr. Shank's agreement, upon a change of control, he receives an employment agreement for a three (3) year term upon the terms provided in the change of control which has been filed as an Exhibit 99.4 of the corporation's 10-Q for the quarter ended September 30, 2002. If his employment is terminated for reasons other than cause, death, or disability or if he terminates employment for "good reason," as defined in the agreement, he will receive a lump sum payment equal to 2.99 times his base amount which is defined as the mean average of the total annual direct salary plus the mean average of the annual total bonuses paid to him during the three (3) calendar years immediately preceding the effective date of the change of control.

"Change of Control" is defined in the agreements as

(A) a merger, consolidation or division involving the corporation, (B) a sale, exchange, transfer or other disposition of substantially all of the assets of the corporation, or (C) a purchase by the corporation of substantially all of the assets of another entity, unless after such merger, consolidation, division, sale, exchange, transfer, purchase or disposition a majority of the members of the Board of Directors of the legal entity resulting from or existing after any such transaction and of the Board of Directors of such entity's parent corporation, if any, are former members of the Board of Directors of corporation;

or any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), other than the corporation or bank or any "person" who on the date hereof is a director or officer of the corporation or bank is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the corporation or bank representing thirty five (35%) percent or more of the combined voting power of the corporation's or bank's then outstanding securities;

or during any period of one (1) year during the term of employment, individuals who at the beginning of such period constitute the Board of Directors of corporation or bank cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds of the directors then in office who were directors at the beginning of the period.

Group Term Replacement Plans and Executive Bonus Agreements

The Named Executive Officers will also vest in the Group Term Replacement Plans upon a change of control as defined above. Upon a termination following a change of control, the Named Executive Officers will be entitled to an annual bonus under and in an amount provided in the Executive Bonus Agreement. The Named Executive Officers will also vest in the Group Term Replacement Plans and Executive Bonus Agreements upon a termination due to disability.

Under the Group Term Replacement Plans and Executive Bonus Agreements, upon the death of the Named Executive Officer, the beneficiary shall receive the greatest of (1) the cash surrender value of the life insurance policy, (2) the aggregate premiums paid on the life insurance policy, or (3) the amount in excess of four times the base annual salary as defined in the agreement. Upon a termination due to a disability, the Named Executive Officers will be entitled to an annual bonus under and in an amount provided in the Executive Bonus Agreement.

The Named Executive Officers participating in this plan are subject to a 3 year non-compete provision.

Supplemental Executive Retirement Plan

Mr. Shank participates in a supplemental employment retirement plan, whereby on retirement he will receive an annual benefit of $75,000 commencing on the first day of each month commencing with the month following his 65th birthday and continuing for 239 months. If a change of control occurs, he will receive an annual benefit of $75,000 payable in annual equal monthly installments for 240 months. If he dies, the beneficiary shall receive $75,000 annually commencing within 90 days of the Named Executive Officer's death and continuing for 240 months.

As of December 31, 2007, if Mr. Shank voluntarily terminates his employment, he will receive an annual benefit of $11,571. If his employment is terminated because of a disability, he will receive a monthly benefit of $964.25 for 240 consecutive months.

Pursuant to the plan, Mr. Shank is subject to a two year non-compete provision.

Supplemental Insurance Plan

Messrs. Shank and McDowell participate in a Supplemental Insurance Plan which provides for specific fixed benefits upon retirement after age 65, total disability, and death. The Supplemental Insurance Plan also allows such Named Executive Officers to defer income which earns interest at ten percent (10%) and which provides for payments upon retirement after age 65, total disability, and death in an amount equal to the amount deferred plus the accrued interest.

Disability Plan and Benefits

In the event of the death or disability of a Named Executive Officer, in addition to the benefits listed in the charts below, each Named Executive Officer will receive benefits under the corporation's retirement plans, disability plan or payments under the corporation's life insurance plan, as appropriate.

Upon any termination, the Named Executive Officer will receive a payment for his unused accrued vacation days.

Jeff B. Shank

The following table shows the potential payments upon termination or change of control of the corporation for Jeff B. Shank under his Supplemental Executive Retirement Plan, Change of Control Agreement, Supplemental Insurance Plan, Group Term Replacement Plan, and Executive Bonus Agreement. The chart assumes the triggering events took place on December 31, 2007.

Agreement	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause Termination	For Cause Termination	Termination resulting from a Change of Control	Disability	Death
Supplemental Executive Retirement Plan	$120,440	$120,440	$295,359	$120,440	-0-	$295,359	$120,440	$780,675
Change of Control Agreement	-0-	-0-	-0-	-0-	-0-	$536,295	-0-	-0-
Supplemental Insurance Plan:	$254,176	$254,176	$254,176	$254,176	$254,176	$254,176	$254,176	$254,176
Group Term Replacement Plan	-0-	-0-	-0-	-0-	-0-	-0-	-0-	$600,000
Executive Bonus Agreement	-0-	-0-	-0-	-0-	-0-	$135,948	$135,948	$135,948
Accrued Vacation Days	$30,167	$30,167	$30,167	$30,167	$30,167	$30,167	$30,167	$30,167

Franklin T. Klink, III

The following table shows the potential payments upon termination or change of control of the corporation for Franklin T. Klink, III under his Change of Control Agreement, Group Term Replacement Plan, and Executive Bonus Agreement. The chart assumes the triggering events took place on December 31, 2007.

Agreement	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause Termination	For Cause Termination	Terminatio n resulting from a Change of Control	Disability	Death
Change of Control Agreement	-0-	-0-	-0-	-0-	-0-	$191,354	-0-	-0-
Group Term Replacement Plan	-0-	-0-	-0-	-0-	-0-	-0-	-0-	$412,000
Executive Bonus Agreement	-0-	-0-	-0-	-0-	-0-	$2,248	$2,248	$2,248
Accrued Vacation Days	$7,923	$7,923	$7,923	$7,923	$7,923	$7,923	$7,923	$7,923

John H. McDowell, Sr.

The following table shows the potential payments upon termination or change of control of the corporation for John H. McDowell, Sr. under his Change of Control Agreement, Supplemental Insurance Plan, Group Term Replacement Plan, and Executive Bonus Agreement. The chart assumes the triggering events took place on December 31, 2007.

Agreement	Voluntary Termination	. Early Retirement	Normal Retirement	Involuntary Not for Cause Termination	For Cause Termination	Termination resulting from a Change of Control	Disability	Death
Change of Control Agreement	-0-	-0-	-0-	-0-	-0-	$230,963	-0-	-0-
Supplemental Insurance Plan:	$113,495	$113,495	$113,495	$113,495	$113,495	$113,495	$113,495	$113,495
Group Term Replacement Plan	$436,000	$436,000	$436,000	$436,000	-0-	$436,000	$436,000	$436,000
Executive Bonus Agreement	$4,611	$4,611	$4,611	$4,611	-0-	$8,573	$8,573	$8,573
Accrued Vacation Days	$21,675	$21,675	$21,675	$21,675	$21,675	$21,675	$21,675	$21,675

COMPENSATION OF DIRECTORS

Directors Fees. During 2007, directors received a quarterly retainer of $3,000. The vice chairman of the board received a quarterly retainer of $4,250 and the chairman of the board received a quarterly retainer of $5,500. Directors also received $400 for each board meeting they attended. Each director is permitted 4 absences each year, and will not receive the $400 meeting fee for any meeting missed in excess of 4 meetings per year. Other than the supplemental insurance plan and Director Fee Continuation Plan described below, there are no other special arrangements with any directors.

Supplemental Insurance Plan. The bank maintains a Supplemental Insurance Plan for directors pursuant to which a director may elect to defer receipt of a portion of fees for Board meetings for at least 4 years or until he reaches age 65, whichever is later. An amount equal to fees waived in addition to interest at an annual rate of 10% per year will be paid to each participating director or his designated beneficiary during a period of 10 years after the director reaches age 65. Fees and interest paid by the bank will be recovered through insurance policies on the lives of participating directors. Funds from the deferred fees of a participating director will be used to reimburse the bank for the costs of the premium for the insurance policies. Messrs. Craig and Hicks are the only current directors participating in the Supplemental Insurance Plan.

Nonqualified Option Plan for Outside Directors. The corporation maintains a non-qualified stock option plan for outside directors. In accordance with the plan, options are granted at the fair market value of the common stock on the date of grant. All options granted under the plan vest and become exercisable one (1) year after the date of grant, provided, however, that in the event of death, retirement, disability or change in control of the corporation or its affiliates all options shall vest immediately. Each option granted under the plan expires upon the earlier of (i) one hundred and twenty (120) months following the date of grant, or (ii) one (1) year following the date on which the outside director ceases to serve in such capacity for any reason other than removal for cause.

Director Fee Continuation Plan. The corporation has assumed agreements under a Director Fee Continuation Plan with Ms. Carbaugh and Mr. Randall pursuant to its acquisition of FNB Financial Corporation in 2006. The agreements provide for an annual benefit to the director for ten years commencing upon termination of their directorship. The directors are one hundred percent (100%) vested in the benefit, but would forfeit the benefits if discharged for cause.

Director Summary Compensation Table

The table below summarizes the compensation paid by the corporation to non-employee directors for the fiscal year ended December 31, 2007.

(a) Name	(b) Fees Earned or Paid in Cash	(c) Stock Awards ($)	(d) Option Awards ($)[1]	(e) Non-Equity Incentive Plan Comp	(f) Change in Pension Value and Nonqualified Deferred Comp Earnings	(g) All Other Compensation	(h) Total ($)
Patricia A. Carbaugh	$23,200	--	1,410	--	3,077 [2]	--	$27,687
James H. Craig, Jr.	$23,200	--	5,647	--	--	--	$28,847
Lois E. Easton	$23,200	--	5,647	--	--	--	$28,847
Frederic M. Frederick	$26,400	--	5,647	--	--	--	$32,047
Mark E. Gayman	$23,200	--	5,647	--	--	--	$28,847
Kermit G. Hicks	$33,200	--	5,647	--	--	--	$38,847
Harry D. Johnston	$23,200	--	1,410	--	--	--	$24,610
Robert L. Pensinger	$11,400	--	5,647	--	--	--	$17,047
Terry L. Randall	$23,200	--	1,410	--	2,461 [2]	--	$27,071

(1) Reflects the dollar amount of expense recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123(R) of stock options granted under the non-qualified stock option plan on January 10, 2007. As of December 31, 2007, each director has the following number of options outstanding: Dr. Craig: 7,208, Ms. Easton: 7,208, Mr. Frederick: 2,773, Mr. Gayman: 2,773, Mr. Hicks: 7,208, Mr. Pensinger: 7,208, Ms. Carbaugh: 160, Dr. Johnston: 160, and Mr. Randall: 160.

(2) The amounts reflect the actuarial increase in the present value of the director's benefits under the non-qualified Director Fee Continuation Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Jeff B. Shank, President and Chief Executive Officer of the corporation, is a member of the Board of Directors. Mr. Shank makes recommendations to the Compensation Committee regarding compensation for employees. Mr. Shank does not participate in conducting his own review.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is comprised of directors who meet the NASDAQ standards for independence. The Audit Committee operates under a written charter adopted by the Board of Directors, which was revised in October 2004 and most recently reviewed in November 2007 and was attached to the 2007 proxy statement as Appendix A.

The Audit Committee met with management periodically during the year to consider the adequacy of the corporation's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with the corporation's independent auditors and with appropriate corporation financial personnel and internal auditors. The Audit Committee also discussed with the corporation's senior management and independent auditors the process used for certifications by the corporation's chief executive officer and chief financial officer which are required for certain of the corporation's filings with the Securities and Exchange Commission.

The Audit Committee met privately at its regular meeting with both the independent accountants and the internal auditors, as well as with the President, Executive Vice President and Treasurer, on a number of occasions, each of whom has unrestricted access to the Audit Committee.

The Audit Committee appointed Smith, Elliott Kearns & Company, LLC as the independent accountants for the corporation after reviewing the firm's performance and independence from management.

Management has primary responsibility for the corporation's financial statements and the overall reporting process, including the corporation's system of internal controls.

The independent accountants audited the annual financial statements prepared by management, expressed an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the corporation in conformity with generally accepted accounting principles and discussed with the Audit Committee any issues they believe should be raised with the Audit Committee.

The Audit Committee reviewed with management and Smith Elliott Kearns & Company, LLC, the corporation's independent accountants, the corporation's audited financial statements prior to issuance. Management has represented, and Smith Elliott Kearns & Company, LLC has confirmed, to the Audit Committee, that the financial statements were prepared in accordance with generally accepted accounting principles.

The Audit Committee received from and discussed with Smith Elliott Kearns & Company, LLC the written disclosure and the letter required by Independence Standards Board Standard No. 1. (Independence Discussions with Audit Committees) and has discussed Smith Elliott Kearns & Company, LLC's independence with its representatives. These items relate to that firm's independence from the corporation. The Audit Committee also discussed with Smith Elliott Kearns & Company, LLC matters required to be discussed by the Public Company Accounting Oversight Board Auditing Standard AU Section 380, "communication with Audit Committees," and Rule 2-07 of Regulation S-X promulgated by the SEC, as modified or supplemented. The Audit Committee monitored the accountant's independence, reviewed audit and non-audit services performed by Smith Elliott Kearns & Company, LLC and discussed with the accountants their independence.

In reliance on these reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the corporation's audited financial statements be included in the corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission. The Audit Committee and the Board have also recommended, subject to shareholder ratification, the selection of Smith Elliott Kearns & Company, LLC, as the corporation's independent accountants for the year.

Aggregate fees billed to the corporation by Smith Elliott Kearns & Company, LLC for services rendered are presented below:

Year Ended December 31	**2007**	**2006**
Audit Fees	$67,900	$81,575
Audit Related Fees	2,717	11,265
Tax Fees	9,257	8,315
All Other Fees	0	0

Audit Fees include fees billed for professional services rendered for the audit of annual financial statement and fees billed for the review of financial statements included in the corporation's Forms 10-Q and 10-K or services that are normally provided by Smith Elliott Kearns & Company, LLC in connection with statutory and regulatory filings or engagements.

Audit Related Fees include fees billed for assurance and related services by Smith Elliott Kearns & Company, LLC that are reasonably related to the performance of the audit or review of the corporation's financial statements and are not reported under the Audit Fees section of the table above. These include fees for services related to merger consulting and due diligence.

Tax Fees include fees billed for professional services rendered by Smith Elliott Kearns & Company, LLC for tax compliance, tax advice, tax planning. These services include preparation of federal and state tax returns.

All Other Fees include fees billed for products and services provided by Smith Elliott Kearns & Company, LLC, other than the services reported under the Audit Fees, Audit Related Fees, or Tax Fees sections of the table above. These include fees for services related to the bank's employee benefit programs.

The Audit Committee has considered whether, and determined that, the provision of the non-audit services is compatible with maintaining Smith Elliott Kearns & Company's independence.

Audit Committee

James H. Craig, Jr.
Kermit G. Hicks
Lois E. Easton
Patricia A. Carbaugh
Harry D. Johnston
Mark E. Gayman
Terry L. Randall

CERTAIN TRANSACTIONS

With the exceptions noted below, there have been no material transactions between the corporation and the bank, nor any material transactions proposed, with any director or executive officer of the corporation and the bank, or any associate of any of the foregoing persons. The corporation and the bank have had and intend to continue to have banking and financial transactions in the ordinary course of business with directors and executive officers of the corporation and the bank and their associates on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers. Total loans outstanding from the bank at December 31, 2007, to the corporation's and bank's officers and directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $4,300,000 or approximately 5.5% of total equity capital. These loans do not involve more than the normal risk of collectibility or present other unfavorable features.

Prior to any business dealings with directors or executive officers, the board reviews and discusses any such transaction without the presence of the director or executive officer.

PRINCIPAL OFFICERS OF THE CORPORATION

The following table sets forth selected information, as of February 13, 2008, about the principal officers of the corporation, each of whom is elected by the Board of Directors and each of whom holds office at the discretion of the Board of Directors.

Name and Office Held	Held Since	Bank Employee Since	Number Of Shares Beneficially Owned	Age as of February 13, 2008
Kermit G. Hicks Chairman of the Board	1983	(1)	35,278	72
Jeff B. Shank President and Chief Executive Officer	1991	1976	29,283	52
John H. McDowell, Sr. Executive Vice President/Secretary	1986	1977	17,265	58
Franklin T. Klink, III Vice President/Treasurer	2001	2001	5,245	52

(1) Mr. Hicks is not an employee of the bank.

Each of the principal officers of the corporation has been employed as an officer or employee of the bank for more than 5 years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the corporation's officers and directors, and persons who own more than 10% of the registered class of the corporation's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors, and greater than 10% shareholders are required by SEC regulation to furnish the corporation with copies of all Section 16(a) forms they file.

The corporation believes that during the period January 1, 2007 through December 31, 2007, its officers and directors were in compliance with all filing requirements applicable to them, except for eleven reports each relating to one late transaction by each director and the two named executive officers. The transactions related to options granted to officers and directors on January 10, 2007 which were reported on Forms 5 filed on January 28, 2008. Also, three late reports each relating to one transaction by each named executive officer related to ESOP shares allocated in 2007 for the named executive officers which were reported on three Forms 5 filed on February 14, 2008. Mr. Hicks filed one late Form 4 on one transaction reported in 2007.

RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

Unless instructed to the contrary, the proxyholders intend to vote all proxies for the ratification of the selection of Smith Elliott Kearns & Company, LLC as the corporation's independent accountants for its 2008 fiscal year. Smith Elliott Kearns & Company, LLC has advised the corporation that none of its members have any financial interest in the corporation. Ratification of Smith Elliott Kearns & Company, LLC will require the affirmative vote of a majority of the shares of common stock represented in person or by proxy at the meeting. Smith Elliott Kearns & Company, LLC served as the corporation's independent public accountants for the 2007 fiscal year. In addition to performing customary audit services, Smith Elliott Kearns & Company, LLC assisted the corporation and the bank with the preparation of their federal and state tax returns, and provided assistance in connection with regulatory matters, charging the corporation for such services at its customary hourly billing rates. These non-audit services were approved by the Board of Directors prior to the rendering of such services after due consideration of the effect of the performance thereof on the independence of the accountants. The corporation's Board of Directors approved these services and reviewed the nature and expense associated with the services. The Board concluded that there was no effect on the independence of the accountants.

In the event that the shareholders do not ratify the selection of Smith Elliott Kearns & Company, LLC as the corporation's independent accountants for the 2008 fiscal year, another accounting firm may be chosen to provide independent audit services for the 2008 fiscal year. The Board of Directors recommends that the shareholders vote **FOR** the ratification of the selection of Smith Elliott Kearns & Company, LLC as the independent accountants for the corporation for the year ending December 31, 2008.

ANNUAL REPORT

The corporation encloses a copy of the corporation's 10-K for its fiscal year ended December 31, 2007, with this proxy statement. A representative of Smith Elliott Kearns & Company, LLC, the accounting firm that examined the financial statements in the annual report, will attend the annual meeting. The representative of Smith Elliott Kearns & Company, LLC will have the opportunity to make a statement, if he desires to do so, and will be available to respond to any appropriate questions presented by shareholders at the meeting.

SHAREHOLDER PROPOSALS

Any shareholder who, in accordance with and subject to the provisions of the proxy rules of the Securities and Exchange Commission, wishes to submit a proposal for inclusion in the corporation's proxy statement for its 2009 Annual Meeting of Shareholders must deliver the proposal in writing to the President of Tower Bancorp, Inc. at the principal executive offices at Center Square, Greencastle, Pennsylvania, not later than Wednesday, November 12, 2008.

OTHER MATTERS

The Board of Directors does not know of any matters to be presented for consideration other than the matters described in this proxy statement, but if any matters are properly presented, the proxyholders intend to vote on such matters in accordance with the recommendations of the Board of Directors.

ADDITIONAL INFORMATION

Upon written request of any shareholder, a copy of the corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the financial statements and the schedules thereto, required to be filed with the SEC, may be obtained, without charge, from Franklin T. Klink, III, Treasurer, Tower Bancorp, Inc., P.O. Box 8, Center Square, Greencastle, Pennsylvania 17225.

Dear Shareholder:

We are pleased to present the 2007 Annual Report for Tower Bancorp Inc.

This past year presented many challenges for the financial industry. Interest rates were volatile and lacked direction, our economy showed weaknesses in many sectors, and the sub-prime lending debacle created problems across the banking spectrum. Even though many banks like ours were not involved in those activities, we felt the ripple effect in our stock price and the demand for our loan and deposit services.

Given the economic instability last year, we are very gratified that Tower remained a solid performer throughout 2007. Net Income increased 15% to $7,037,000 or $3.00 per share. Total assets grew to $561,636,000 and loans and deposits increased $7,816,000 and $30,095,000 respectively. Our consistent performance is illustrated in our 5 year performance summary found on the next page.

Regular cash dividends were again raised by 8% in 2007 and have shown continued improvement every year since 1991. Regular cash dividends paid to shareholders amounted to $2.5 million or $1.06 per share; the highest ever.

In 2007 we broke ground for our new Mercersburg office, laid the groundwork to remodel the Hancock office, and entered into a new lease agreement to move our Chambersburg office to a much larger and more convenient location on Gateway Avenue. Renovating our current branch offices will allow for additional growth and penetration in these markets.

We were all saddened by the loss of our fellow director and friend, Robert "Red" Pensinger. Red's local roots and business acumen played a major role in Tower's successes and vision over the years. Red's guidance and fellowship are missed.

On behalf of our valued employees, directors and management team, we thank you for your confidence and support during 2007. Enhancing our franchise value will continue to be our focus as we move forward in the years to come.

Sincerely,

Jeff B. Shank
President and Chief Executive Officer

Kermit G. Hicks
Chairman of the Board

SELECTED FIVE-YEAR FINANCIAL DATA

Income (000 omitted)	2007	2006	2005	2004	2003
Interest income	$ 33,363	25,799	$ 16,494	$ 14,126	$ 14,350
Interest expense	14,010	9,873	5,152	4,011	4,267
Provision for loan losses	600	360	270	360	360
Net interest income after provision for loan losses	18,753	15,566	11,072	9,755	9,723
Other operating income	6,711	7,324	4,802	4,591	4,805
Other operating expenses	16,096	14,040	8,815	7,934	7,756
Income before income taxes	9,368	8,850	7,059	6,412	6,772
Applicable income tax	2,331	2,718	2,027	1,689	1,821
Net income	$7,037	$6,132	$ 5,032	$ 4,723	$ 4,951

Per share amounts are based on the following weighted average shares outstanding.

2007 - 2,345,286	2005 - 1,727,055	2003 - 1,733,477
2006 - 2,103,487	2004 - 1,727,856	

	2007	2006	2005	2004	2003
Net income	$3.00	$ 2.92	$ 2.91	$ 2.73	$ 2.86
Cash dividend	1.06	.74	.92	1.34	1.26
Book value	33.43	38.78	28.02	25.51	23.33
Tangible book value	25.52	29.92	28.02	25.51	23.33
Total cash dividends paid	2,489	2,016	2,417	1,417	2,149

Year-End Balance Sheet Figures

(000 omitted)	2007	2006	2005	2004	2003
Total assets	$ 561,636	$ 542,167	$ 352,223	$ 316,890	$ 300,738
Net loans	394,625	386,809	227,179	227,567	212,203
Total investment securities	86,760	90,754	85,334	65,729	66,295
Total deposits	439,930	409,835	261,178	230,290	206,965
Total stockholders' equity	78,414	81,553	48,389	44,071	40,438
Total tangible equity	59,862	62,924	48,389	44,071	40,438

Ratios

	2007	2006	2005	2004	2003
Average equity/average assets	14.79	14.80	13.85	13.76	13.01
Average tangible equity/average assets	11.54	12.74	13.85	13.76	13.01
Return on average equity	8.35	9.06	10.90	11.24	14.46
Return on average tangible equity	10.70	10.52	10.90	11.24	14.46
Return on average assets	1.24	1.34	1.51	1.55	1.80

Total Assets [In Millions]


600
550
500
450
400
350
300
250
200
150
100
50
187
207
225
246
262
300
317
352
542
562
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Net Income [In Millions]


7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
2.9
3.2
4.1
4.0
4.9
5.0
4.7
5.0
6.1
7.0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Total Loans [In Millions]


550
500
450
400
350
300
250
200
150
100
50
214
229
229
391
399
2003
2004
2005
2006
2007

Total Deposits [In Millions]


550
500
450
400
350
300
250
200
150
100
50
207
230
261
410
440
2003
2004
2005
2006
2007

Cash Dividends Paid [In Thousands]


3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
2,149
1,283
1,417
2,417
1,554
2,016
2,489
2003
2004
2005
2006
2007
= Special Dividends. Cash Dividend numbers reflect the special dividends that were paid in 2003 and 2005.

Tower Bancorp Inc.
BOARD OF DIRECTORS

Our Mission

It is our primary intent to maintain our status as an independent corporate entity and to conduct our business through our elected Board of Directors; our business purpose is to provide a broad range of financial services through the establishment of community banking centers; these financial services will be tailored to the customers served and will be as flexible as possible within the constraints of profitability and regulatory compliance; the community offices will be established within our market area in communities where our organization can make a positive contribution, and where our investment will produce an acceptable return to our shareholders.



Jeff B. Shank
President and CEO
of the Corporation and Bank



Kermit G. Hicks
Chairman of the Board
Hicks Cheverolet, Inc.



Frederic M. Frederick
Vice Chairman of the Board
Partner in engineering firm of
Frederick, Seibert & Associates, Inc.



Patricia A. Carbaugh
Administrative Assistant
John L. Grove Medical Center



James H. Craig, Jr.
Retired Dentist



Lois E. Easton
Retired Marketing Manager
of the Bank



Mark E. Gayman
Owner of Gaymere Farms



Harry D. Johnston
Physician



Terry L. Randall
President and CEO
of Mellott Enterprises, Inc.

Board of Associates

We are saddened by the loss of our friend and former Director Emeritus, Paul "Des" T. Ott, whose guidance and leadership helped build our organization to what it is today. We will always think of Des as a gentleman, leader, as well as friend and his memory will forever live with those of us who knew him.

OFFICERS OF THE BANK
Jeff B. Shank, *President/CEO*
John H. McDowell, Sr., *EVP/COO*
Franklin T. Klink, III *SVP/CFO*
Teresa Barbuzanes, *Loan Officer*
H. Wayne Bartholow, *Compliance Officer*
Duane E. Bock, *Retail Loan Manager*
Diane Cordell, *Trust Operations Officer*
Thomas Deshong, *Security Officer*
Vicki Fahrney *Loan Underwriter*
Cheryl Gehr, *Electronic Banking Manager*
Brenda Gordon, *Compliance Officer*
Pamela Johns, *Operations Manager*
Cynthia Marconi *Call Center and Training Manager*
Ivan Miller, *Information Technology Officer*
Robert Moser, *Commercial Loan Manager*
R. Jeffrey Nicklas, *Loan Officer*
Michael J. Russo, *Loan Review Officer*
Sharon Scanlon *Credit Adm. Manager*
Kay Stottlemyer, *Controller*
Julie M. Tarquino, *Marketing Manager*
Diana L. Traver, *Human Resource Manager*
Michael Williams, *Senior Trust Officer*
Linda Zendt *Branch Administrator*

Business Development
Kim Shockey, *Sales & Business Development Manager*
Carl Galligan, *Business Development Officer*
D. Andrew Washabaugh III, *Business Development Officer*

Financial Consultant
Lee Springer

Bank Staff - Greencastle Office
Sara Hollinshead, *Office Manager*
Heather Angle
Larry Angle
Contrina Armstrong
Darlene Bakner
Carol Barnes
Edward Blaszczyk
Carol Bowers
Teresa Brown
Emmanuela Bruner
Carol Christophel
Linda Clippinger
Karen Creek
Danielle Egolf
Linda Eiker
Lawrence Forsythe
Christina Frederickson
Cheryl Fry
Denise Garnes
Stephanie Gearhart
Cheryl Gordon
Emily Grimes
Beth Harbaugh
Dianna Heim
Tracy Helfrick
Anita Henry
Vicki Henry
Crystal Hensley
Alma Hoffman
Dale Hostetter
Milissa Hunsecker
Katie Hutzell
Betty Kephart
Gloria Kimmel
Sherry Kinsey
Heidi Lautenslager
Pamela Luchs
Sandra Martin
Tina Matthews
Spreng McIntire
Michelle Miller
Erin Mong
Jennifer Murray
Stephanie Myers
Sue Myers
Michelle Noel
Gregory Oberholzer
Beverly Parsons
Samuel Phillips
Pamela Pond
Cynthia Poper
Lori Powell
Barbara Rendel
Nancy Rice
Tina Richards
Carol Rockwell
Kim Sellers
Mary Lou Siesky
Rosalind Simonetti
Dianne Smith
April Snyder
Lisa Timmons
Lori Walters
Kelly Welsh
Michele Wolff
Pauline Yohn

Chambersburg Office
Heather Butts
Deborah Gearhart

Eastern Boulevard Office
Madonna Beverlin *Loan Officer*
Rebecca Davey
Jeffrey Harshman
Diane Wallech

Express Center
Doris Ageson
Charlene Briggs
Emilee Chafardon
Cathy Gordon
Destiny Hoffman

Fort Loudon Office
Florine Chilcote
Clyde Johnson
Shirley Jones
Tammy Kelly

Hancock Office
Angela Hager, *Office Manager*
Mary Barnhart
Joyce DeLuca
Bonnie Fields
Marleen Golden
Melva Moore
M. Fran Stotler

Laurich Estates Office
Stephen Cramer, *Office Manager*
Laura Hess
Tina Rummel

Lincoln Way East Office
Deborah Scalia, *Office Manager*
Alisse Bailey
Lianne Garner
Julie Hovis
Linda Raygor
Laura Stevens

Maugans Avenue Office
Tracy Burger, *Office Manager*
Linda S. Warren, *Loan Officer*
Amy Grove
Kathleen Kuchera
Kristin Lindsay
Karen Wilson

McConnellsburg Office
Connie Burgan, *Regional Branch Manager*
Sidney Stambaugh, *Loan Officer*
Richard Strait, *Loan Officer*
Robert Wible *Loan Officer*
Katrina Black
Cathy Cline
Kaitlin Daniels
Lisa Daniels
Bobbi Fleming
Karen Gordon
Susan Mellott
Trudy Morton
Carole Palmer
Karla Shadle
Jessica Sponsler
Jessica Weaver
Carol Wright

Mercersburg Office
Amy Hissong, *Office Manager*
Julie Barthalow
Ron Burhanan
Brenda Carbaugh
Angela Heefner
Stacy Seville
Maureen Zahor

Needmore Office
Joyce Henry, *Office Manager*
Shirley Harris
Tina Poole
Nicole Shives

Quincy Office
Carol Smetzer, *Office Manager*
Deb LaPlante
Susan McFerren
Margaret Moore

Rouzerville Office
Laurie Henson
Sarah Martin
Sandra Walker

Shady Grove Office
Paulette Thomas, *Asst. Office Manager*
Kathy Fittro
Edith Myers
Katie Myers
Jessica Williamson

Waynesboro Office
Joyce Benedict, *Office Manager*
Kelly Daugherty, *Loan Officer/ Asst. Office Manager*
Todd Wolff, *Loan Officer*
Sherry Crouse
Rebecca Harbaugh
Danielle Hawbaker
Andrea Morrow
Carole Prohaska
Tracey Souders
Orea Stoops
Carol Swart
Donna Wagaman

Market Makers

Ferris, Baker Watts, Inc.
113 South Potomac Street
Hagerstown, MD 21740
(800) 344-4413
(301) 791-5763 fax

Hill Thompson Securities
15 Exchange Place
Jersey City, NJ 07302
(201) 369-2900
(201) 434-1892 fax

Boenning & Scattergood, Inc.
4 Tower Bridge - Suite 300
200 Barr Harbor Drive
West Conshohocken, PA 19428
(800) 842-8928
(610) 862-0300 fax

Monroe Securities
100 N. Riverside Plaza, Ste. 1620
Chicago, IL 60606
(312) 327-2530
(312) 327-2540 fax

Koonce Securities, Inc.
6550 Rock Spring Drive - Suite 600
Bethesda, MD 20817
(800) 368-2806
(301) 897-9794 fax

Transfer Agents and Registrars

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Investor Relations
(800) 368-5948

Auditors

Smith Elliott Kearns & Company, LLC
804 Wayne Avenue
Chambersburg, PA 17201
(717) 263-3910
(717) 263-1787 fax

Tower Bancorp Inc. stock is traded and quoted under the symbol TOBC.


N
W
E
S
Franklin County, PA
Fulton County, PA
Washington County, MD
McConnellsburg
Express Center
Ft. Loudon
Laurich Estates
Fifth Avenue
Lincoln Way East
Quincy
Needmore
Mercersburg
Greencastle
Shady Grove
Waynesboro
Rouzerville
Hancock
Maugans Avenue
Eastern Boulevard
76
70
68
81
30
75
522
16
11
997
316
40

Franklin County, PA

Greencastle
40 Center Sq.
Greencastle, PA 17225
Phone: (717) 597-2137
ATM Available

Fifth Avenue (Walk-In Only)
785 Fifth Ave.
Chambersburg, PA 17201
Phone: (717) 263-6464

Fort Loudon
130 Mullen St.
Fort Loudon, PA 17224
Phone: (717) 369-3312

Laurich Estates
4136 Lincoln Way W.
Chambersburg, PA 17201
Phone: (717) 369-4811
ATM Available

Lincoln Way East
2001 Lincoln Way E.
Chambersburg, PA 17201
Phone: (717) 262-2424
ATM Available

Rouzerville
11050 Buchanan Trail E.
Waynesboro, PA 17268
Phone: (717) 762-4488
ATM Available

Mercersburg
11906 Buchanan Trail W.
Mercersburg, PA 17236
Phone: (717) 328-2646
ATM Available

Quincy
7357 Anthony Highway
Waynesboro, PA 17268
Phone: (717) 749-3136
ATM Available

Shady Grove
1574 Buchanan Trail E.
Greencastle, PA 17225
Phone: (717) 597-7188
ATM Available

Waynesboro
232 E. Main St.
Waynesboro, PA 17268
Phone: (717) 765-4636
ATM Available

Fulton County, PA

Express Center (Drive-In Only)
187 Buchanan Trail W.
McConnellsburg, PA 17233
ATM Available

McConnellsburg
101 Lincoln Way W.
McConnellsburg, PA 17233
Phone: (717) 485-3123
ATM Available

Needmore
8264 Great Cove Rd.
Needmore, PA 17238
Phone: (717) 573-2227
ATM Available

Washington County, MD

Eastern Boulevard
1101 Professional Ct.
Hagerstown, MD 21740
Phone: (301) 393-8595
ATM Available

Hancock Office
131 West Main St.
Hancock, MD 21750
Phone: (301) 678-5652

Maugans Avenue
18233 Maugans Ave.
Hagerstown, MD 21740
Phone: (240) 420-8535
ATM Available

ATM Only

Fulton County Medical Center
214 Peach Orchard Road
McConnellsburg, PA 17233

Greencastle Sunnyway Foods
212 North Antrim Way
Greencastle, PA 17225

Hancock Shopping Center
343 N. Pennsylvania Ave.
Hancock, MD 21750

Penn State Mont Alto Campus
Book Store Building
1 Campus Drive
Mont Alto, PA 17237

Quincy Retirement Community Center
Minnich Manor
6596 Orphanage Road
Quincy, PA 17247

Washington County Regional Airport
18434 Showalter Rd.
Hagerstown, MD 21740

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number: 0-12826

TOWER BANCORP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of Incorporation or organization)	25-1445946 (I.R.S. Employer Identification No.)
Center Square, Greencastle, Pennsylvania (Address of principal executive offices)	17225 (Zip Code)
Registrant's telephone number, including area code:	(717) 597-2137

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

Common Stock, no Par Value — The Common Stock is not registered on any exchange.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file report pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer, large accelerated filer, and smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]
(Do not check if a smaller reporting company) Smaller Reporting Company [ ]

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of June 30, 2007, 2,342,170 shares of the registrant's common stock were outstanding. The aggregate market value of such shares held by nonaffiliates on that date was $ 91,411,000. As of December 31, 2007, there were 2,322,426 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the annual shareholders report for the year ended December 31, 2007 are incorporated by reference into Parts I and II. Portions of the Proxy Statement for the 2008 Annual Meeting of Security Holders are incorporated by reference in Part III of this Form 10-K.

TOWER BANCORP, INC.

FORM 10-K

INDEX

Part I

Item 1.	Business	3
Item 1a.	Risk Factors	10
Item 1b.	Unresolved Staff Comments	21
Item 2.	Properties	21
Item 3.	Legal Proceedings	21
Item 4.	Submission of Matters to a Vote of Security Holders	21

Part II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	22
Item 6.	Selected Financial Data	24
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7a.	Quantitative and Qualitative Disclosures about Market Risk	24
Item 8.	Financial Statements and Supplementary Data	25
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	32
Item 9a.	Controls and Procedures	32
Item 9b.	Other Information	32

Part III

Item 10.	Directors and Executive Officers and Corporate Governance	33
Item 11.	Executive Compensation	33
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	33
Item 13.	Certain Relationships and Related Transactions, and Director Independence	33
Item 14.	Principal Accountant Fees and Services	33

Part IV

Item 15.	Exhibits and Financial Statement Schedules	34
Signatures		37

Item 1. Business.

History and Business

Tower Bancorp, Inc. ("Tower" or "the Corporation") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Tower was organized on October 12, 1983, under the laws of the Commonwealth of Pennsylvania for the purpose of acquiring The First National Bank of Greencastle, Greencastle, Pennsylvania ("First") and such other banks and bank related activities as are permitted by law and desirable. On June 1, 1984, Tower acquired 100% ownership of The First National Bank of Greencastle, issuing 159,753 shares of Tower's common stock to the former First shareholders. On June 1, 2006, Tower completed the acquisition of FNB Financial Corporation, McConnellsburg, Pennsylvania. FNB Financial Corporation was merged into Tower Bancorp, Inc. whereby FNB Financial Corporation's wholly-owned subsidiary, the First National Bank of McConnellsburg became the wholly-owned subsidiary of Tower. This transaction was accounted for in accordance with SFAS No. 141 "Business Combinations". In the merger, FNB shareholders received either 0.8663 shares of Tower common stock for each share of FNB common stock or $ 39.00 in cash for each share held, depending on shareholder elections and subject to the allocation provisions of the Merger Agreement. FNB Financial Corporation's shareholders received an aggregate of 640,381 shares of Tower's common stock and $ 2.363 million in cash in exchange for all outstanding common shares. On August 26, 2006, The First National Bank of McConnellsburg was merged with and into The First National Bank of Greencastle.

The Corporation files periodic reports with the Securities and Exchange Commission (SEC) in the form of 10-Q's - quarterly reports; 10-K - annual report; annual proxy statements and Form 8-K for any significant events that may arise during the year. Copies of the Corporation's filings may be obtained free of charge through the SEC's internet site at www.sec.gov. The Corporation's annual report on Form 10-K can also be obtained free of charge by accessing the Corporation's website at www.fnbgc.com. Copies of the Corporation's filings are also available to be read and copied at the SEC's Public Reference Room at 100 F Street N. W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Tower's primary activity consists of owning and supervising its subsidiary, The First National Bank of Greencastle, which is engaged in providing banking and bank related services in South Central Pennsylvania, principally Franklin County, where its sixteen branches are located in Quincy, Shady Grove, Waynesboro, Mercersburg, Chambersburg (2), Laurich, Rouzerville, McConnellsburg (2), Needmore, and Fort Loudon, Pennsylvania, Hancock and Hagerstown, Maryland (2), as well as its main office in Greencastle, Pennsylvania. The day-to-day management of First is conducted by the subsidiary's officers. Tower derives the majority of its current income from First.

Tower has no employees other than its three officers who are also employees of First, its subsidiary. On December 31, 2007, First had 156 full-time and 27 part-time employees.

Tower contemplates that in the future it will evaluate and may acquire, or may cause its subsidiaries to acquire, other banks. Tower also may seek to enter businesses closely related to banking or to acquire existing companies already engaged in such activities. Any acquisition by Tower will require prior approval of the Board of Governors of the Federal Reserve System, the Pennsylvania Department of Banking, and, in some instances, other regulatory agencies and its shareholders.

Business of First

First was organized as a national bank in 1983 as part of an agreement and plan of merger between Tower and The First National Bank of Greencastle, the predecessor of First, under which First became a wholly-owned subsidiary of Tower. As indicated, First is the successor to The First National Bank of Greencastle which was originally organized in 1864.

First is engaged in commercial banking as authorized by the National Bank Act. This involves accepting demand, time and savings deposits and granting loans (consumer, commercial, real estate, business) to individuals, corporations, partnerships, associations, municipalities and other governmental bodies.

First grants agribusiness, commercial, and residential loans to customers throughout the Cumberland Valley area; Franklin and Fulton Counties, Pennsylvania; and Washington County, Maryland. It maintains a diversified loan portfolio and evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but generally includes equipment and real estate. The concentrations of credit by type of loan are set forth on the face of the balance sheet (page 6 of the Annual Report to Shareholders).

In 2000, First entered into an affiliation agreement with Sentry Trust Company, a Pennsylvania Limited Purpose Bank, ("Sentry") whereby Sentry acquired from First the right to service the trust accounts of First. Through this affiliation agreement, trust and other financial services were provided to First's customers by Sentry. In 2006, First reacquired from Sentry the right to service the trust accounts of First. First reestablished a Trust Department in the third quarter of 2006.

As of December 31, 2007, First had total assets of approximately $ 532 million, total shareholders' equity of approximately $ 63 million and total deposits of approximately $ 440 million.

Regulation and Supervision

Tower is a bank holding company within the meaning of the Bank Holding Company Act of 1956 ("BHC Act"), and is registered as such with the Board of Governors of the Federal Reserve System ("FRB"). As a registered bank holding company, the parent company is required to file with the FRB certain reports and information. Tower is also subject to examination by the FRB and is restricted in its acquisitions, certain of which are subject to approval by the FRB. In addition, the parent company would be required to obtain the approval of the Pennsylvania State Banking Department in order for it to acquire certain bank and nonbank subsidiaries.

Under the BHC Act, a bank holding company is, with limited exceptions, prohibited from (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or (ii) engaging in any activity other than managing or controlling banks. With the prior approval of the FRB, however, a bank holding company may own shares of a company engaged in activities which the FRB determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, federal law imposes certain restrictions on transactions between Tower and its subsidiary, First. As an affiliate of First, Tower is subject, with certain exceptions, to provisions of federal law imposing limitations on, and requiring collateral for, extensions of credit by First to its affiliates.

The operations of First are subject to federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve System and to banks whose deposits are insured by the Federal Deposit Insurance Corporation. Bank operations are also subject to regulations of the Office of the Comptroller of the Currency, the Federal Reserve Board and the Federal Deposit Insurance Corporation.

The primary supervisory authority of First is the Office of the Comptroller of the Currency ("OCC"), who regularly examines such areas as reserves, loans, investments, management practices and other aspects of bank operations. These examinations are designed primarily for the protection of First's depositors.

Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, the loans a bank makes and collateral it takes, the maximum interest rates a bank may pay on deposits, the activities of a bank with respect to mergers and consolidations, and the establishment of branches, and management practices and other aspects of banking operations. See Note 20 of the Notes to Financial Statements (Exhibit 13) for a discussion of the limitations on the availability of Tower's subsidiary's undistributed earnings for the payment of dividends due to such regulation and other reasons.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") provides among other things that a financial institution insured by the Federal Deposit Insurance Corporation ("FDIC") sharing common ownership with a failed institution can be required to indemnify the FDIC for its losses resulting from the insolvency of the failed institution, even if such indemnification causes the affiliated institution also to become insolvent. Tower currently has only one subsidiary insured by the FDIC and as a result has not been significantly affected by the aforementioned provisions of FIRREA.

The OCC issued guidelines which, effective December 31, 1990, imposed upon national banks risk-based capital and leverage standards. These capital requirements of bank regulators are discussed in Note 20 of the notes to financial statements. Failure to meet applicable capital guidelines could subject a national bank to a variety of enforcement remedies available to the federal regulatory authorities. Depending upon circumstances, the regulatory agencies may require an institution to surpass minimum capital ratios established by the OCC and the FRB.

In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted. FDICIA contains provisions limiting activities and business methods of depository institutions. FDICIA requires the primary federal banking regulators to promulgate regulations setting forth standards relating to, among other things, internal controls and audit systems; credit underwriting and loan documentation; interest rate exposure and other off-balance sheet assets and liabilities; and compensation of directors and officers. FDICIA also provides for expanded regulation of depository institutions and their affiliates, including parent holding companies, by such institutions' primary federal banking regulator. Each primary federal banking regulator is required to specify, by regulation, capital standards for measuring the capital adequacy of the depository institutions it supervises and, depending upon the extent to which a depository institution does not meet such capital adequacy measures, the primary federal banking regulator may prohibit such institution from paying dividends or may require such institution to take other steps to become adequately capitalized.

FDICIA establishes five capital tiers, ranging from "well capitalized", to "critically undercapitalized". A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure. Under FDICIA, an institution that is not well capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market; in addition, "pass through" insurance coverage may not be available for certain employee benefit accounts. FDICIA also requires an undercapitalized depository institution to submit an acceptable capital restoration plan to the appropriate federal bank regulatory agency. One requisite element of such a plan is that the institution's parent holding company must guarantee compliance by the institution with the plan, subject to certain limitations. In the event of the parent holding company's bankruptcy, the guarantee, and any other commitments that the parent holding company has made to federal bank regulators to maintain the capital of its depository institution subsidiaries, would be assumed by the bankruptcy trustee and entitled to priority in payment.

Based on their respective regulatory capital ratios at December 31, 2007, the Bank is considered well capitalized, based on the definitions in the regulations issued by the Federal Reserve Board and the other federal bank regulatory agencies setting forth the general capital requirements mandated by FDICIA. See "Capital Funds" in management's discussion and analysis in Tower's annual report as shown in Exhibit 13.

A federal depositor preference statute was enacted in 1993 providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

Other Federal Laws and Regulations

Our operations are subject to additional federal laws and regulations applicable to financial institutions, including, without limitation:

- Privacy provisions of the Gramm-Leach-Bliley Act and related regulations, which require us to maintain privacy policies intended to safeguard customer financial information, to disclose the policies to our customers and to allow customers to "opt out" of having their financial service providers disclose their confidential financial information to non-affiliated third parties, subject to certain exceptions;
- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- Consumer protection rules for the sale of insurance products by depository institutions, adopted pursuant to the requirements of the Gramm-Leach-Bliley Act; and
- USA Patriot Act, which requires financial institutions to take certain actions to help prevent, detect and prosecute international money laundering and the financing of terrorism.

Sarbanes-Oxley Act of 2002

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered or that file reports under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act establishes: (i) new requirements for audit committees, including independence, expertise, and responsibilities; (ii) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions were effective immediately while other provisions become effective over a period of time and are subject to rulemaking by the SEC. Because the Corporation's common stock is registered with the SEC, it is currently subject to this Act.

The earnings of First, and therefore the earnings of Tower, are affected by general economic conditions, management policies, and the legislative and governmental actions of various regulatory authorities including the FRB, the OCC and the FDIC.

In addition to banking and securities laws, regulations and regulatory agencies, the Corporation also is subject to various other laws, regulations and regulatory agencies throughout the United States. Furthermore, various proposals, bills and regulations have been and are being considered in the United States Congress, and various other governmental regulatory and legislative bodies, which could result in changes in the profitability and governance of the Corporation. It cannot be predicted whether new legislation or regulations will be adopted and, if so, how they would affect the Corporation.

References under the caption "Supervision and Regulation" to applicable statutes, regulations and orders are brief summaries of portions thereof which do not purport to be complete and which are qualified in their entirety by reference thereto.

Important Factors Relating to Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. In connection with certain statements made in this report and those that may be made in the future by or on behalf of the Corporation which are identified as forward-looking statements, the Corporation notes that the following important factors, among others, could cause actual results to differ materially from those set forth in any such forward-looking statements. Further, such forward-looking statements speak only as of the date on which such statement or statements are made, and the Corporation undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

The business and profitability of a financial services organization such as the Corporation is influenced by prevailing economic conditions and governmental policies. The actions and policy directives of the Federal Reserve Board determine to a significant degree the cost and the availability of funds obtained from money market sources for lending and investing. Federal Reserve Board policies and regulations also influence, directly and indirectly, the rates of interest paid by commercial banks on their interest-bearing deposits and may also impact the value of financial instruments held by the Corporation. The nature and impact on the Corporation of future changes in economic and market conditions and monetary and fiscal policies, both foreign and domestic, are not predictable, and are beyond the Corporation's control. In addition, these conditions and policies can impact the Corporation's customers and counterparties which may increase the risk of default on their obligations to the Corporation and its affiliates. They can also affect the competitive conditions in the markets and products within which the Corporation operates, which can have an adverse impact on the Corporation's ability to maintain its revenue streams.

As part of its ongoing business, the Corporation assumes financial exposures to interest rates, currencies, equities and other financial products. In doing so, the Corporation is subject to unforeseen events which may not have been anticipated or which may have effects which exceed those assumed within its risk management processes. This risk can be accentuated by volatility and reduction in liquidity in those markets which in turn can impact the Corporation's ability to hedge and trade the positions concerned. In addition, the Corporation is dependent on its ability to access the financial markets for its funding needs.

As noted in "Supervision and Regulation", the Corporation is regulated by and subject to various regulators. The actions of these regulators can have an impact on the profitability and governance of the Corporation. Increases by regulatory authorities of minimum capital, reserve, deposit insurance and other financial viability requirements can also affect the Corporation's profitability.

The Corporation is subject to operational and control risk which is the potential for loss caused by a breakdown in communication, information, processing and settlement systems or processes or a lack of compliance with the procedures on which they rely either within the Corporation or within the broader financial systems infrastructure.

As with any financial institution, the Corporation is also subject to the risk of litigation and to an unexpected or adverse outcome in such litigation. Competitive pressures in the marketplace and unfavorable or adverse publicity and news coverage can have the effect of lessening customer demand for the Corporation's services. Ultimately, the Corporation's businesses and their success are dependent on the Corporation's ability to attract and retain high quality employees.

Competition

First's principal market area consists of Franklin and Fulton Counties, Pennsylvania and the northcentral and northwest portions of Washington County, Maryland. It services a substantial number of depositors in this market area, with the greatest concentration within a limited radius of Greencastle, Pennsylvania.

First, like other depository institutions, has been subjected to competition from less heavily regulated entities such as brokerage firms, money market funds, consumer finance and credit card companies and other commercial banks, many of which are larger than First. First is generally competitive with all competing financial institutions in its service area with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest rates charged on loans.

The Corporation files periodic reports with the Securities and Exchange Commission (SEC) in the form of 10-Q's - quarterly reports; 10-K - annual report; 14A - annual proxy statements and Form 8-K for any significant events that may arise during the year. Copies of the Corporation's filings may be obtained through the SEC's internet site at www.sec.gov or may be obtained free of charge upon written request furnished to: Mr. Franklin T. Klink, III, CFO, Tower Bancorp, Inc., P. O. Box 8, Center Square, Greencastle, Pennsylvania 17225.

Item 1a. Risk Factors

An investment in the Corporation's common stock is subject to risks inherent to the Corporation's business. The material risks and uncertainties that management believes affect the Corporation are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties that management is not aware of or focused on, or that management currently deems immaterial may also impair the Corporation's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Corporation's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Corporation's common stock could decline significantly, and you could lose all or part of your investment.

Risks Related To The Corporation's Business

The Corporation is subject to interest rate risk.

The Corporation's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Corporation's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Corporation receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Corporation's ability to originate loans and obtain deposits, (ii) the fair value of the Corporation's financial assets and liabilities, and (iii) the average duration of the Corporation's mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Corporation's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Corporation's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation is subject to lending risk

There are inherent risks associated with the Corporation's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Corporation operates as well as those across the Commonwealth of Pennsylvania and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Corporation is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Corporation to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Corporation.

As of December 31, 2007, approximately 17% of the Corporation's loan portfolio consisted of commercial and industrial loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because the Corporation's loan portfolio contains a significant number of commercial and industrial loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Corporation's financial condition and results of operations.

If the Corporation's allowance for loan losses is not sufficient to cover actual loan losses, its earnings could decrease.

The Corporation's loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. The Corporation may experience significant credit losses, which could have a material adverse effect on its operating results. The Corporation makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. In determining the amount of the allowance for loan losses, the Corporation reviews its loans and its loss and delinquency experience, and the Corporation evaluates economic conditions. If its assumptions prove to be incorrect, its allowance for loan losses may not cover inherent losses in its loan portfolio at the date of its financial statements. Material additions to the Corporation's allowance would materially decrease its net income. At December 31, 2007, its allowance for loan losses totaled $ 3,854,000, representing 0.97% of its total loans.

Although the Corporation believes it has underwriting standards to manage normal lending risks, it is difficult to assess the future performance of its loan portfolio due to the relatively recent origination of many of these loans. The Corporation can give you no assurance that its non-performing loans will not increase or that its non-performing or delinquent loans will not adversely affect its future performance.

In addition, federal and state regulators periodically review the Corporation's allowance for loan losses and may require it to increase its allowance for loan losses or recognize further loan charge-offs. Any increase in its allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on its results of operations and financial condition.

The Corporation is subject to environmental liability risk associated with lending activities

A significant portion of the Corporation's loan portfolio is secured by real property. During the ordinary course of business, the Corporation may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Corporation may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Corporation to incur substantial expenses and may materially reduce the affected property's value or limit the Corporation's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Corporation's exposure to environmental liability. Although the Corporation has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation's profitability depends significantly on economic conditions in the Commonwealth of Pennsylvania

The Corporation's success depends primarily on the general economic conditions of the Commonwealth of Pennsylvania and the specific local markets in which the Corporation operates. Unlike larger national or other regional banks that are more geographically diversified, the Corporation provides banking and financial services to customers primarily in the Franklin and Fulton Counties, Pennsylvania and Washington County, Maryland area. The local economic conditions in these areas have a significant impact on the demand for the Corporation's products and services as well as the ability of the Corporation's customers to repay loans, the value of the collateral securing loans and the stability of the Corporation's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Corporation's financial condition and results of operations.

Competition from other financial institutions may adversely affect the Corporation's profitability.

The Corporation's banking subsidiary faces substantial competition in originating both commercial and consumer loans. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of its competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce the Corporation's net income by decreasing the number and size of loans that its banking subsidiary originate and the interest rates they may charge on these loans.

In attracting business and consumer deposits, its banking subsidiary faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of the Corporation's competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more convenient branch locations. These competitors may offer higher interest rates than the Corporation, which could decrease the deposits that it attracts or require it to increase its rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect the Corporation's ability to generate the funds necessary for lending operations. As a result, it may need to seek other sources of funds that may be more expensive to obtain and could increase its cost of funds.

The Corporation's banking subsidiary also competes with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance agencies and governmental organizations which may offer more favorable terms. Some of its non-bank competitors are not subject to the same extensive regulations that govern its banking operations. As a result, such non-bank competitors may have advantages over the Corporation's banking subsidiary in providing certain products and services. This competition may reduce or limit its margins on banking services, reduce its market share and adversely affect its earnings and financial condition.

The Corporation is subject to extensive government regulation and supervision

The Corporation, primarily through the Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect the Corporation's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Corporation in substantial and unpredictable ways. Such changes could subject the Corporation to additional costs, limit the types of financial services and products the Corporation may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Corporation's business, financial condition and results of operations. While the Corporation has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

The Corporation's controls and procedures may fail or be circumvented

Management regularly reviews and updates the Corporation's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Corporation's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Corporation's business, results of operations and financial condition.

New lines of business or new products and services may subject the Corporation to additional risks

From time to time, the Corporation may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Corporation may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Corporation's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Corporation's ability to pay dividends depends primarily on dividends from its banking subsidiary, which is subject to regulatory limits.

The Corporation is a bank holding company and its operations are conducted by its subsidiary. Its ability to pay dividends depends on its receipt of dividends from its subsidiary. Dividend payments from its banking subsidiary are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the various banking regulatory agencies. The ability of its subsidiary to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that its subsidiary will be able to pay dividends in the future or that the Corporation will generate adequate cash flow to pay dividends in the future. The Corporation's failure to pay dividends on its common stock could have a material adverse effect on the market price of its common stock.

The Corporation's future acquisitions could dilute your ownership and may cause it to become more susceptible to adverse economic events.

The Corporation may use its common stock to acquire other companies or make investments in banks and other complementary businesses with its common stock in the future. The Corporation may issue additional shares of common stock to pay for future acquisitions, which would dilute your ownership interest in the Corporation. Future business acquisitions could be material to the Corporation, and the degree of success achieved in acquiring and integrating these businesses into the Corporation could have a material effect on the value of the Corporation's common stock. In addition, any acquisition could require it to use substantial cash or other liquid assets or to incur debt. In those events, it could become more susceptible to economic downturns and competitive pressures.

The Corporation may not be able to attract and retain skilled people.

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Corporation can be intense and the Corporation may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Corporation's key personnel could have a material adverse impact on the Corporation's business because of their skills, knowledge of the Corporation's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. The Corporation does not currently have employment agreements or non-competition agreements with any of its senior officers.

The Corporation's information systems may experience an interruption or breach in security

The Corporation relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Corporation's customer relationship management, general ledger, deposit, loan and other systems. While the Corporation has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Corporation's information systems could damage the Corporation's reputation, result in a loss of customer business, subject the Corporation to additional regulatory scrutiny, or expose the Corporation to civil litigation and possible financial liability, any of which could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation continually encounters technological change

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Corporation's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Corporation's operations. Many of the Corporation's competitors have substantially greater resources to invest in technological improvements. The Corporation may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

The Corporation is subject to claims and litigation pertaining to fiduciary responsibility

From time to time, customers make claims and take legal action pertaining to the Corporation's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Corporation's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Corporation they may result in significant financial liability and/or adversely affect the market perception of the Corporation and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact the Corporation's business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Corporation's ability to conduct business. Such events could affect the stability of the Corporation's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Corporation to incur additional expenses. Severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Risks Associated With The Corporation's Common Stock

The Corporation's stock price can be volatile

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Corporation's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Corporation.
- News reports relating to trends, concerns and other issues in the financial services industry.
- Perceptions in the marketplace regarding the Corporation and/or its competitors.
- New technology used, or services offered, by competitors.
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors.
- Failure to integrate acquisitions or realize anticipated benefits from acquisitions.
- Changes in government regulations.
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Corporation's stock price to decrease regardless of operating results.

The trading volume in the Corporation's common stock is less than that of other larger financial services companies

The Corporation's common stock is listed for trading on OTCBB, and the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Corporation's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Corporation has no control. Given the lower trading volume of the Corporation's common stock, significant sales of the Corporation's common stock, or the expectation of these sales, could cause the Corporation's stock price to fall.

An investment in the Corporation's common stock is not an insured deposit

The Corporation's common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation (FDIC), any other deposit insurance fund or by any other public or private entity. Investment in the Corporation's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Corporation's common stock, you may lose some or all of your investment.

The Corporation's Articles of Incorporation, By-Laws and Shareholders Rights Plan as well as certain banking laws may have an anti-takeover effect

Provisions of the Corporation's articles of incorporation and by-laws, federal banking laws, including regulatory approval requirements, and the Corporation's stock purchase rights plan could make it more difficult for a third party to acquire the Corporation, even if doing so would be perceived to be beneficial to the Corporation's shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Corporation's common stock.

Risks Associated With The Corporation's Industry

Future governmental regulation and legislation could limit the Corporation's future growth.

The Corporation is a registered bank holding company, and its subsidiary bank is a depository institution whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). As a result, the Corporation is subject to various regulations and examinations by various regulatory authorities. In general, statutes establish the corporate governance and eligible business activities for the Corporation, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, and capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. The Corporation is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to its ability to engage in new activities and to consummate additional acquisitions.

In addition, the Corporation is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. The Corporation cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Corporation's activities that could have a material adverse effect on its business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases the Corporation's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

The earnings of financial services companies are significantly affected by general business and economic conditions

The Corporation's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which the Corporation operates, all of which are beyond the Corporation's control. Deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Corporation's products and services, among other things, any of which could have a material adverse impact on the Corporation's financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties

In deciding whether to extend credit or enter into other transactions, the Corporation may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Corporation may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation", could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Corporation's financial condition and results of operations.

Item 1b. Unresolved Staff Comments

None

Item 2. Properties.

First owns buildings at Center Square, Greencastle, Pennsylvania (its corporate headquarters); Shady Grove, Pennsylvania; 4136 Lincoln Way West, (Laurich Branch), Chambersburg, Pennsylvania; Quincy, Pennsylvania; Waynesboro, Pennsylvania; 18233 Maugans Avenue, Hagerstown, Maryland; Lincoln Way East, Chambersburg, Pennsylvania; two in McConnellsburg, Pennsylvania; Needmore, Pennsylvania; Fort Loudon, Pennsylvania; Rouzerville, Pennsylvania; and Hancock, Maryland. In addition, First leases approximately 1,500 square feet in a building located at 11906 Buchanan Trail West, Mercersburg, Pennsylvania, 565 square feet located at 785 Fifth Avenue, Chambersburg, Pennsylvania, and 3,560 square feet located at 1101 Professional Court, Hagerstown, Maryland. Offices of the bank are located in each of these buildings.

Item 3. Legal Proceedings.

Tower is an occasional party to legal actions arising in the ordinary course of its business. In the opinion of Tower's management, Tower has adequate legal defenses and/or insurance coverage respecting any and each of these actions and does not believe that they will materially affect Tower's operations or financial position.

Item 4. Submission of Matters to Vote of Security Holders.

None

Part II

Item 5. Market for Registrant's Common Stock, Related Security Holder Matters and Issuer Purchases of Equity Securities.

Tower's common stock is not traded on a national securities exchange, but is traded on the OTCBB under the symbol TOBC. At December 31, 2007, the approximate number of shareholders of record was 1,283. The price ranges for Tower common stock set forth below are the approximate high and low bid prices obtained from brokers who make a market in the stock and do not reflect prices in actual transactions.

	Period	Dividends	Market Price
2007	1st Quarter	$ .26	$ 43.70 - $ 44.75
	2nd Quarter	.26	43.15 - 44.75
	3rd Quarter	.26	42.10 - 44.25
	4th Quarter	.28	41.10 - 42.50
2006	1st Quarter	$ .24	$ 45.00 - $ 47.75
	2nd Quarter	.24	42.30 - 46.70
	3rd Quarter	.26	42.30 - 49.75
	4th Quarter	.00(1)	44.20 - 45.00

(1) Beginning in the 1st quarter of 2007, the Corporation changed its dividend declaration and payment policy. The Corporation now declares and pays its quarterly dividends during the same calendar quarter. Therefore, while the Corporation paid four (4) dividends during 2006, the table reflects only three (3) dividends that were declared during 2006.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	**(a) Total number of shares purchased**	**(b) Average price paid per share**	**(c) Total number of shares purchased as part of publicly announced plan**	**(d) Maximum number of shares that may yet be purchased under the plan**
October 2007	2,088	$ 42.25	2,088	62,800
November 2007	10,476	42.04	10,476	52,324
December 2007	4,050	41.73	4,050	48,274
Total	16,614	$ 41.99	16,614	48,274

Shareholder Return Performance Graph

A line graph is set forth below. The graph compares the yearly change in the cumulative total shareholder return on the Corporation's stock against the cumulative total return of the NASDAQ Composite and the Peer Group Index for the period of five fiscal years commencing January 1, 2003 and ended December 31, 2007. The shareholder return shown on the graph below is not necessarily indicative of future performance.



Total Return Performance
Tower Bancorp Incorporated
NASDAQ Composite
Mid-Atlantic Custom Peer Group*
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Index	Period Ending 12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Tower Bancorp Incorporated	100.00	139.08	155.30	173.80	166.42	156.62
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
Mid-Atlantic Custom Peer Group*	100.00	153.01	167.55	165.85	173.43	159.74

**Mid-Atlantic Custom Peer Group consists of Mid-Atlantic commercial banks with assets less than $1B.*

The information required by Item 5 regarding the Equity Compensation Plan Information is incorporated by reference to Tower's definitive proxy statement for the 2008 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

Item 6. Selected Financial Data

The selected five-year financial data on page 35 of the annual shareholders' report for the year ended December 31, 2007 is attached to this Form 10-K as Exhibit 13 and incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual obligations of the Corporation as of December 31, 2007 are as follows:

(in thousands) Contractual obligations	Total	Payments due by period Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lines of credit outstanding	$ 10,655	$ 10,655	$ 0	$ 0	$ 0
Long-term debt obligations	26,863	5,000	5,250	10,000	6,613
Operating lease obligations	1,751	147	302	302	1,000
Total	$ 39,269	$ 15,802	$ 5,552	$ 10,302	$ 7,613

All other information required by Item 7 is included in Management's Discussion and Analysis of Financial Condition and Results of Operations, on pages 40 through 56 of the annual shareholders report which is attached to this Form 10-K as Exhibit 13 and incorporated herein by reference.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

The information set forth on pages 54 and 55 of the annual shareholders' report for the year ended December 31, 2007 regarding quantitative and qualitative disclosures about market risk is attached to this Form 10-K as Exhibit 13 and incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data, some of which is required under Guide 3 (statistical disclosures by bank holding companies) are shown on pages 6 through 39 of the annual shareholders report for the year ended December 31, 2007 attached to this Form 10-K as Exhibit 13 and are incorporated herein by reference. Certain statistical information required in addition to those included in the annual shareholders' report are submitted herewith as follows.

Description of Statistical Information	**Page**
Loan portfolio	26
Summary of loan loss experience	27
Nonaccrual, delinquent and impaired loans	28
Allocation of allowances for loan losses	29
Deposits and return on equity and assets	30
Consolidated summary of operations	31

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

LOAN PORTFOLIO

The following table presents the loan portfolio at the end of each of the last five years:

(000 omitted)	2007	2006	2005	2004	2003
Commercial, financial & Agricultural	$ 71,069	$ 54,313	$ 41,619	$ 40,257	$ 38,703
Real estate - Construction	18,041	20,871	2,556	6,793	7,156
Real estate - Mortgage	291,304	297,338	173,923	171,415	155,649
Installment & other personal loans (net of unearned income)	18,065	17,897	11,210	11,004	12,559
Total loans	$ 398,479	$ 390,419	$ 229,308	$ 229,469	$ 214,067

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY
SUMMARY OF LOAN LOSS EXPERIENCE
Years Ended December 31

(000 omitted)	2007	2006	2005	2004	2003
Average total loans outstanding (net of unearned income)	$ 391,695	$ 318,819	$ 228,848	$ 220,789	$ 198,599
Allowance for loan losses, beginning of period	3,610	2,129	1,902	1,864	1,632
Additions to provision for loan losses charged to operations	600	360	270	360	360
Addition due to merger	0	1,163	0	0	0
Loans charged off during the year					
Commercial	15	0	1	276	29
Real estate mortgage	197	0	0	0	0
Installment	224	87	95	106	162
Total charge-off's	436	87	96	382	191
Recoveries of loans previously charged off:					
Commercial	4	3	22	35	5
Installment	76	42	31	25	58
Mortgage	0	0	0	0	0
Total recoveries	80	45	53	60	63
Net loans charged off (recovered)	356	42	43	322	128
Allowance for loan losses, end of period	$ 3,854	$ 3,610	$ 2,129	$ 1,902	$ 1,864
Ratio of net loans charged off (recovered) to average loans outstanding	.09%	.01%	.02%	.15%	.06%

The provision is based on an evaluation of the adequacy of the allowance for possible loan losses. The evaluation includes, but is not limited to, review of net loan losses for the year, the present and prospective financial condition of the borrowers and evaluation of current and projected economic conditions.

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

NONACCRUAL, DELINQUENT AND IMPAIRED LOANS

The following table sets forth the outstanding balances of those loans on a nonaccrual status and those on accrual status which are contractually past due as to principal or interest payments for 30 days and 90 days or more at December 31.

(000 omitted)	2007	2006	2005	2004	2003
Nonaccrual loans	$4,397	$ 688	$ 44	$ 9	$ 540
Accrual loans:					
Restructured	$ 0	$ 0	$ 0	$ 0	$ 0
30 - 89 days past due	1,470	2,002	299	155	432
90 days or more past due	1,001	393	59	13	178
Total accrual loans	$ 2,471	$2,395	$ 358	$ 168	$ 610

See Note 8 of the Notes to Consolidated Financial Statements (Exhibit 13) for details of income recognized and foregone revenue on nonaccrual loans for the past three years, and disclosures of any impaired loans.

ALLOWANCE FOR LOAN LOSSES

The following is an allocation by loan categories of the allowance for loan losses at December 31 for the last five years. In retrospect the specific allocation in any particular category may prove excessive or inadequate and consequently may be reallocated in the future to reflect the then current conditions. Accordingly, the entire allowance is available to absorb losses in any category:

	December 31			
	2007		2006	
(000 omitted)	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans
Commercial, financial and agricultural	$ 1,300	17.84%	$ 2,144	13.91%
Real estate - Construction	0	4.53	0	5.35
Real estate - Mortgage	1,668	73.10	703	76.16
Installment	246	4.53	220	4.58
Unallocated	640	N/A	543	N/A
Total	$ 3,854	100.0%	$ 3,610	100.0%

	December 31					
	2005		2004		2003	
(000 omitted)	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans
Commercial, financial and agricultural	$ 474	18.2%	$ 453	17.5%	$ 694	18.1%
Real estate - Construction	0	1.1	0	3.0	0	3.3
Real estate - Mortgage	664	75.8	664	74.7	664	72.7
Installment	0	4.9	0	4.8	0	5.9
Unallocated	991	N/A	785	N/A	506	N/A
Total	$ 2,129	100.0%	$ 1,902	100.0%	$ 1,864	100.0%

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

DEPOSITS

The average amounts of deposits are summarized below:

Years Ended December 31 (000 omitted)	2007	2006	2005
Demand deposits	$ 41,528	$ 38,600	$ 23,435
Interest bearing demand deposits	182,602	120,849	105,492
Savings deposits	44,038	42,266	30,936
Time deposits	173,644	136,159	84,308
Total deposits	$ 441,812	$ 337,874	$ 244,171

RETURN ON EQUITY AND ASSETS (APPLYING DAILY AVERAGE BALANCES)

The following table presents a summary of significant earnings and capital ratios:

(000 omitted)	2007	2006	2005
Average assets	$ 569,645	$ 457,252	$ 333,467
Net income	$ 7,037	$ 6,132	$ 5,032
Average equity	$ 84,267	$ 67,696	$ 46,181
Cash dividends	$ 2,489	$ 1,602	$ 1,591
Return on assets	1.24%	1.34%	1.51%
Return on equity	8.35%	9.06%	10.90%
Dividend payout ratio	35.37%	26.13%	31.62%
Equity to asset ratio	14.79%	14.80%	13.85%

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED SUMMARY OF OPERATIONS

	Years Ended December 31				
	2007	2006	2005	2004	2003
(000 omitted)					
Interest income	$ 33,363	$ 25,799	$ 16,494	$ 14,126	$ 14,350
Interest expense	14,010	9,873	5,152	4,011	4,267
Net interest income	19,353	15,926	11,342	10,115	10,083
Provision for loan Losses	600	360	270	360	360
Net interest income after provision for loan losses	18,753	15,566	11,072	9,755	9,723
Other income:					
Investment services income	961	413	254	79	31
Service charges - Deposits	1,808	1,523	1,112	992	864
Other service charges, collection and exchange, charges, commission fees	1,525	1,084	722	559	431
Other operating income	2,417	4,304	2,714	2,961	3,479
Total other income	6,711	7,324	4,802	4,591	4,805
Income before operating expense	25,464	22,890	15,874	14,346	14,528
Operating expenses:					
Salaries and employees benefits	8,188	6,949	4,474	4,078	3,901
Occupancy and equipment expense	3,629	3,073	1,886	1,702	1,594
Other operating expenses	4,279	4,018	2,455	2,154	2,261
Total operating Expenses	16,096	14,040	8,815	7,934	7,756
Income before income taxes	9,368	8,850	7,059	6,412	6,772
Income tax	2,331	2,718	2,027	1,689	1,821
Net income applicable to common stock	$ 7,037	$ 6,132	$ 5,032	$ 4,723	$ 4,951
Per share data:					
Earnings per common share	$ 3.00	$ 2.92	$ 2.91	$ 2.73	$ 2.86
Cash dividend - common	$ 1.06	$ .74	$ .92	$ 1.34	$ 1.26
Average number of common shares	2,345,286	2,103,487	1,727,055	1,727,856	1,733,477

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

Not applicable.

Item 9a. Controls and Procedures

The Corporation's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Corporation's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2007. Based on such evaluation, such officers have concluded that, as of December 31, 2007, the Corporation's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Corporation (including its consolidated subsidiary) required to be included in the Corporation's periodic filings under the Exchange Act, except for the material weakness and related post year-end remediation measures noted in Management's Report on Internal Control included in the Annual Report attached to this Form 10-K as Exhibit 13.

Management's report on internal control over financial reporting and the report on internal control over financial reporting of the Registered Public Accounting Firm are included in the annual shareholders' report for the year ended December 31, 2007 attached to this Form 10-K as Exhibit 13 and are incorporated herein by reference.

CHANGES IN INTERNAL CONTROLS

There have not been any significant changes in the Corporation's internal control over financial reporting or in other factors that could materially affect or are reasonably likely to materially affect these controls during the fourth quarter of 2007, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 9b. Other Information

The Corporation had no other events that should have been disclosed on Form 8K that were not already disclosed on such form.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

The Corporation has adopted a Code of Ethics that applies to all Directors and Senior Managers (including its Chief Executive Officer and Chief Financial Officer). The Corporation's Directors and Senior Management Code of Ethics is available on First National Bank of Greencastle's website at http://www.fnbgc.com under the "About FNB" tab.

All other information required by Item 10 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2008 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2008 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by Item 12 is incorporated by reference from Tower Bancorp, Inc.'s definitive proxy statement for the 2008 Annual Meeting of Shareholders filed pursuant to Regulation 14A, and Item 5 of this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2008 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2008 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) - List of Financial Statements

The following consolidated financial statements of Tower Bancorp and its subsidiary, included in the annual report of the registrant to its shareholders for the year ended December 31, 2007 attached to this Form 10-K as Exhibit 13, are incorporated by reference in Item 8:

Consolidated balance sheets - December 31, 2007 and 2006

Consolidated statements of income - Years ended December 31, 2007, 2006, and 2005

Consolidated statements of stockholders' equity - Years ended December 31, 2007, 2006, and 2005

Consolidated statements of cash flows - Years ended December 31, 2007, 2006, and 2005

Notes to consolidated financial statements - December 31, 2007

(2) List of Financial Statement Schedules

All financial statement schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) Listing of Exhibits

(3.1) Articles of Incorporation of Tower Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2005

(3.2) Bylaws of Tower Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2005).

(10) Material contracts

(10.1) Change of Control Agreement of Jeffrey B. Shank dated as of September 25, 2002 (incorporated by reference to Exhibit 99.4 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2002).

(10.2) Change of Control Agreement of Franklin T. Klink, III dated as of November 26, 2001 (incorporated by reference to Exhibit 10.1 of Tower Bancorp, Inc.'s Form 10-K for the year ended December 31, 2001).

(10.3) Change of Control Agreement of Donald G. Kunkle dated as of January 4, 2002 (incorporated by reference to Exhibit 10.2 of Tower Bancorp, Inc.'s Form 10-K for the year ended December 31, 2001).

(10.4) Change of Control Agreement of John H. McDowell, Sr. dated as of December 23, 1998 (incorporated by reference to Exhibit 10.2 of Tower Bancorp, Inc.'s Form 10-K for the year ended December 31, 1998).

(10.5) Tower Bancorp, Inc.'s Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 99.1 to Tower Bancorp, Inc.'s Registration Statement on Form S-8 (File No. 333-40661)).

(10.6) Tower Bancorp, Inc.'s Stock Option Plan for Outside Directors (incorporated by reference to Exhibit 99.2 to Tower Bancorp, Inc.'s Registration Statement on Form S-8 (File No. 333-40661)).

(10.7) Supplemental Executive Retirement Agreement of Jeffrey B. Shank dated as of September 25, 2002 (incorporated by reference to Exhibit 99.3 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2002).

(10.8) Form of Amendment and Restatement of the First National Bank of Greencastle Group Term Replacement Plan A (incorporated by reference to Exhibit 10.8 of Tower Bancorp, Inc.'s Registration Statement on Form S-4 (File No. 333-130485)).

(10.9) Form of Amendment and Restatement of the First National Bank of Greencastle Group Term Replacement Plan B (incorporated by reference to Exhibit 10.8 of Tower Bancorp, Inc.'s Registration Statement on Form S-4 (File No. 333-130485)).

(10.10) Form of Amendment and Restatement of the First National Bank of Greencastle Executive Bonus Agreement (incorporated by reference to Exhibit 10.8 of Tower Bancorp, Inc.'s Registration Statement on Form S-4 (File No. 333-130485))

(10.11) First National Bank of Greencastle Employees' Stock Ownership Plan Incorporated by reference to Exhibit 99.3 to Tower Bancorp, Inc.'s Registration Statement on Form S-8 (File No. 333-40661).

(13) Annual report to security holders - filed herewith

(21) Subsidiaries of the registrant - filed herewith

(23.1) Consent of independent registered public accounting firm - filed herewith

(31.1) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - filed herewith

(31.2) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - filed herewith

(32.1) Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - filed herewith.

(32.2) Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - filed herewith.

All other exhibits for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER BANCORP, INC.
(Registrant)

By /s/ Jeff B. Shank
Jeff B. Shank,
President/CEO
(Principal Executive Officer)

By /s/ Franklin T. Klink, III
Franklin T. Klink, III
Treasurer (Principal Financial and Accounting Officer)

Dated: March 12, 2008

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ Jeff B. Shank Jeff B. Shank	President & Director	March 12, 2008
/S/ Kermit G. Hicks Kermit G. Hicks	Chairman of the Board & Director	March 12, 2008
/S/ Frederic M. Frederick Frederic M. Frederick	Vice Chairman of the Board & Director	March 12, 2008
/S/ James H. Craig, Jr. James H. Craig, Jr.	Director	March 12, 2008
/S/ Lois Easton Lois Easton	Director	March 12, 2008
/S/ Mark E. Gayman Mark E. Gayman	Director	March 12, 2008
/S/ Patricia A. Carbaugh Patricia A. Carbaugh	Director	March 12, 2008
/S/ Harry D. Johnston Harry D. Johnston	Director	March 12, 2008
/S/ Terry Randall Terry Randall	Director	March 12, 2008

Exhibit Index

Exhibit No.	
13	Annual report to security holders
21	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13

Tower Bancorp, Inc.

2007 Annual Financial Report

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS	1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING	2 - 3
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	4 - 5
CONSOLIDATED FINANCIAL STATEMENTS	
Balance sheets	6
Statements of income	7
Statements of changes in stockholders' equity	8
Statements of cash flows	9 - 10
Notes to consolidated financial statements	11 - 34
SELECTED FIVE-YEAR FINANCIAL DATA	35
SUMMARY OF QUARTERLY FINANCIAL DATA	36
DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY	37
CHANGES IN NET INTEREST INCOME	38
MATURITIES OF INVESTMENT SECURITIES	39
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS	40 – 56

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

To the Board of Directors and
Shareholders of Tower Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Tower Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. Tower Bancorp, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Corporation changed its policy for accounting for stock-based compensation in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Tower Bancorp, Inc. and subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2008 expressed an adverse opinion.

Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania
March 12, 2008

SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and
Shareholders of Tower Bancorp, Inc.

We have audited Tower Bancorp, Inc. and subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Tower Bancorp, Inc. and subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. The Corporation did not maintain adequate risk identification and monitoring of commercial loans. Weaknesses include an ineffective loan review function, incomplete management information system, inadequate information to support the borrowers' ability to service the loans, inconsistent loan documentation, and ineffective evaluation of the components of the allowance for loan losses. These conditions result in a weakness in management's ability to determine the adequacy of the allowance for loan losses. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated March 12, 2008 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Tower Bancorp, Inc. and subsidiary have not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

To the Board of Directors and
Shareholders of Tower Bancorp, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows of Tower Bancorp, Inc. and subsidiary, and our report dated March 12, 2008 expressed an unqualified opinion.

Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania
March 12, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To our Shareholders,
Tower Bancorp, Inc.
Greencastle, Pennsylvania

The management of Tower Bancorp, Inc. and its wholly-owned subsidiary (the "Corporation") has the responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Management maintains a comprehensive system of internal control to provide reasonable assurance of the proper authorization of transactions, the safeguarding of assets and the reliability of the financial records. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees. Tower Bancorp, Inc. and its wholly-owned subsidiary maintain an internal auditing program, under the supervision of the Audit Committee of the Board of Directors, which independently assesses the effectiveness of the system of internal control and recommends possible improvements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, the Corporation has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2007, using the *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Corporation's annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness in internal control over financial reporting as of December 31, 2007:

> The Corporation did not maintain adequate risk identification and monitoring of commercial loans. Weaknesses include an ineffective loan review function, incomplete management information system, inadequate information to support the borrowers' ability to service the loans, inconsistent loan documentation, and ineffective evaluation of the components of the allowance for loan losses. These conditions result in a weakness in management's ability to determine the adequacy of the allowance for loan losses.

As a result of the material weakness identified above, management has concluded that Tower Bancorp, Inc. and subsidiary did not maintain effective internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

To our Shareholders,
Tower Bancorp, Inc.

The independent registered public accounting firm of Smith Elliott Kearns & Company, LLC has issued an audit report on the Corporation's internal control over financial reporting as of December 31, 2007. The accounting firm's audit report on internal control over financial reporting is included in this financial report.

/S/ Jeffrey B. Shank	/S/ Franklin T. Klink, III
Jeffrey B. Shank	Franklin T. Klink, III
President and Chief Executive Officer	Chief Financial Officer
March 12, 2008	March 12, 2008

REMEDIATION OF MATERIAL WEAKNESS

The Corporation is in the process of developing and implementing remediation plans to address our material weakness. Management has taken the following steps to improve the internal controls over financial reporting:

Management has created and filled a full time position designated as a Loan Review Officer. The Loan Review Officer will be responsible for reviewing the adequacy of management's risk identification of loans and for calculating the adequacy of the allowance for loan losses. Management has created and filled the positions of Credit Administration Officer and Credit Analyst to assist in the identification and monitoring of risk within the loan portfolio. Management has designated a team of bank officers to review the loan policy and rewrite the policy, addressing weaknesses in internal controls reported in this report. Management is reviewing the management information systems and identifying enhancements available in the core processing systems. Management has implemented new procedures that strengthen the collection and filing of information to support the borrowers' ability to service loans. These initiatives are designed to strengthen management's ability to determine the adequacy of the allowance for loan losses.

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
	(000 omitted)	
ASSETS		
Cash and due from banks	$ 16,770	$ 14,128
Federal funds sold	20,081	6,530
Interest bearing deposits with banks	0	97
Investment securities available for sale	83,846	87,631
Restricted Bank stock	2,914	3,123
Loans		
Commercial, financial and agricultural	71,069	54,313
Real estate – Mortgages	291,983	298,338
Real estate – Construction and land development	18,041	20,871
Consumer	18,065	17,897
	399,158	391,419
Net deferred loan fees, costs and discounts	(679)	(1,000)
Less: Allowance for loan losses	(3,854)	(3,610)
Total loans	394,625	386,809
Premises, equipment, furniture and fixtures	9,861	9,675
Real estate owned other than premises	2,313	1,904
Accrued interest receivable	1,861	1,841
Cash surrender value of life insurance	10,768	10,683
Goodwill	16,558	16,535
Other intangible assets	1,994	2,095
Other assets	45	1,116
Total assets	$ 561,636	$ 542,167

	2007	2006
	(000 omitted)	
LIABILITIES		
Deposits in domestic offices		
Demand, noninterest bearing	$ 46,860	$ 47,548
Savings	223,904	188,147
Time	169,166	174,140
Total deposits	439,930	409,835
Liabilities for other borrowed funds	37,735	41,643
Accrued interest payable	999	994
Deferred income taxes	1,657	5,299
Other liabilities	2,901	2,843
Total liabilities	483,222	460,614
STOCKHOLDERS' EQUITY		
Stockholders' equity		
Common Stock: no par value, authorized 5,000,000 shares, issued 2,420,481 shares	2,225	2,225
Additional paid-in capital	34,831	34,810
Retained earnings	40,696	36,148
Accumulated other comprehensive income	4,558	10,731
	82,310	83,914
Less: Cost of treasury stock, 98,055 shares - 2007; 63,278 shares – 2006	(3,896)	(2,361)
Total stockholders' equity	78,414	81,553
Total liabilities and stockholders' equity	$ 561,636	$ 542,167

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2007, 2006, and 2005

	2007	2006 (000 omitted)	2005
Interest and Dividend Income			
Interest and fees on loans	$ 28,490	$ 22,384	$ 13,943
Interest and dividends on investment securities			
Taxable	1,618	1,800	1,266
Federal tax exempt	1,278	1,227	1,065
Interest on federal funds sold	1,961	348	148
Interest on deposits with banks	16	40	72
Total interest income	33,363	25,799	16,494
Interest Expense			
Interest on time certificates of deposit of $ 100,000 or more	1,561	896	437
Interest on other deposits	10,367	6,482	2,988
Interest on borrowed funds	2,082	2,495	1,727
Total interest expense	14,010	9,873	5,152
Net interest income	19,353	15,926	11,342
Provision for loan losses	600	360	270
Net interest income after provision for loan losses	18,753	15,566	11,072
Other Income			
Investment services income	961	413	254
Service charges on deposit accounts	1,808	1,523	1,112
Other service charges, collection and exchange charges, commissions and fees	1,525	1,084	722
Investment securities gains	1,886	3,923	2,394
Other income	531	381	320
	6,711	7,324	4,802
Other Expenses			
Salaries, wages and other employee benefits	8,188	6,949	4,474
Occupancy expense	1,058	853	580
Furniture and equipment expenses	2,571	2,220	1,306
Other operating expenses	4,279	4,018	2,455
	16,096	14,040	8,815
Income before income taxes	9,368	8,850	7,059
Applicable income tax expense	2,331	2,718	2,027
Net income	$ 7,037	$ 6,132	$ 5,032
Earnings per share:			
Basic earnings per share	$ 3.00	$ 2.92	$ 2.91
Weighted average shares outstanding	2,345,286	2,103,487	1,727,055
Diluted earnings per share	$ 2.99	$ 2.87	$ 2.86
Weighted average shares outstanding	2,353,426	2,137,168	1,758,409

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2007, 2006, and 2005

(000 omitted)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2004	$ 2,225	$ 6,782	$ 28,177	$ 8,801	($ 1,914)	$ 44,071
Comprehensive income:						
Net income	0	0	5,032	0	0	5,032
Net unrealized gain on available for sale securities (net of tax $ 389)	0	0	0	756	0	756
Total comprehensive income						5,788
Cash dividends declared on common stock ($ 0.92 per share)	0	0	(1,591)	0	0	(1,591)
Purchase of treasury stock (5,212 shares)	0	(53)	0	0	(234)	(287)
Sale of treasury stock (11,313 shares)	0	31	0	0	377	408
Balance at December 31, 2005	2,225	6,760	31,618	9,557	(1,771)	48,389
Comprehensive income:						
Net income	0	0	6,132	0	0	6,132
Net unrealized gain on available for sale securities (net of tax $ 605)	0	0	0	1,174	0	1,174
Total comprehensive income						7,306
Cash dividends declared on common stock ($ 0.74 per share)	0	0	(1,602)	0	0	(1,602)
Merger activity	0	28,009	0	0	(72)	27,937
Stock options granted	0	108	0	0	0	108
Stock options exercised	0	(69)	0	0	0	(69)
Purchase of treasury stock (19,889 shares)	0	(30)	0	0	(813)	(843)
Sale of treasury stock (8,619 shares)	0	32	0	0	295	327
Balance at December 31, 2006	2,225	34,810	36,148	10,731	(2,361)	81,553
Comprehensive income:						
Net income	0	0	7,037	0	0	7,037
Net unrealized gain (loss) on available for sale securities (net of tax $ 3,180)	0	0	0	(6,173)	0	(6,173)
Total comprehensive income						864
Cash dividends declared on common stock ($ 1.06 per share)	0	0	(2,489)	0	0	(2,489)
Stock options granted	0	108	0	0	0	108
Stock options exercised	0	(71)	0	0	0	(71)
Purchase of treasury stock (43,122 shares)	0	0	0	0	(1,853)	(1,853)
Sale of treasury stock (8,345 shares)	0	(16)	0	0	318	302
Balance at December 31, 2007	$ 2,225	$ 34,831	$ 40,696	$ 4,558	($ 3,896)	$ 78,414

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005
		(000 omitted)	
Cash flows from operating activities:			
Net income	$ 7,037	$ 6,132	$ 5,032
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,267	915	388
Net (gain) loss on sale of property and equipment	8	0	0
Provisions for loan loss	600	360	270
Granting of Stock Options	108	109	0
(Gain) on sale of investment securities	(1,886)	(3,923)	(2,394)
Provision for deferred taxes	(342)	(13)	(71)
(Increase) decrease in:			
Other assets	754	(292)	(116)
Mortgage servicing valuation	(301)	0	0
Interest receivable	(20)	(738)	(199)
Cash surrender value of life insurance	(85)	(378)	(317)
Increase (decrease) in:			
Interest payable	5	(113)	99
Other liabilities	(61)	151	(12)
Other net	0	(112)	0
Net cash provided by operating activities	7,084	2,098	2,680
Cash flows from investing activities:			
Net (increase) in loans	(8,416)	(19,949)	118
Purchases of property and equipment	(1,474)	(2,593)	(1,230)
Net decrease in interest bearing deposits with banks	97	3,086	(2,887)
Maturity/sales of available for sale securities	9,260	47,407	10,537
Purchases of available for sale securities	(12,391)	(16,728)	(25,980)
Sales of fixed assets	7	6	0
Purchase of restricted bank stock	(121)	(1,066)	(623)
Cash acquired in acquisition	0	4,594	0
Purchase price of shares exchanged for cash	0	(2,935)	0
Net cash provided (used) by investing activities	($ 13,038)	$ 11,822	($ 20,065)

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005
		(000 omitted)	
Cash flows from financing activities:			
Net increase in deposits	$ 30,095	$ 9,599	$ 30,888
Borrowings (payments) on short term borrowings	(13,540)	(18,531)	(9,509)
Long-term borrowings	1,081	0	0
Payments on long-term borrowings	(5,000)	0	0
Purchase of treasury stock	(1,853)	(813)	(287)
Proceeds from sale of treasury stock	302	226	408
Cash dividends paid	(2,489)	(2,017)	(2,416)
Net cash provided (used) by financing activities	8,596	(11,536)	19,084
Net increase (decrease) in cash and cash equivalents	2,642	2,384	1,699
Cash and cash equivalents at beginning of year	14,128	11,744	10,045
Cash and cash equivalents at end of year	$ 16,770	$ 14,128	$ 11,744
Supplemental disclosure of cash flows information:			
Cash paid during the year for:			
Interest	$ 14,005	$ 9,243	$ 5,054
Income taxes	2,861	2,783	2,227
Supplemental schedule of noncash investing and financing activities:			
Unrealized gain (loss) on securities available for sale (net of tax effects)	($ 6,173)	$ 1,174	$ 756
Additional paid-in capital issued in merger	0	28,009	0

The Notes to Consolidated Financial Statements are an integral part of these statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Tower Bancorp, Inc. (the "Corporation") is a bank holding company whose primary activity consists of owning and supervising its subsidiary, The First National Bank of Greencastle, which is engaged in providing banking and bank related services in South Central Pennsylvania, principally Franklin and Fulton Counties, and Washington County, Maryland. Its sixteen (16) offices are located in Greencastle, Quincy, Shady Grove, Laurich, Waynesboro, Chambersburg (2), Rouzerville, McConnellsburg (2) Needmore, Fort Loudon and Mercersburg, Pennsylvania; Hancock and Hagerstown (2), Maryland.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, The First National Bank of Greencastle (the "Bank"). All significant intercompany transactions and accounts have been eliminated.

FNB Mortgage Brokers, Inc. was a wholly-owned subsidiary of the Bank, and was acquired in the merger with FNB Financial Corporation in 2006. FNB Mortgage Brokers, Inc. was dissolved by the Corporation on February 28, 2007.

First Fulton County Community Development Corporation (FFCCDC) is a wholly-owned subsidiary of the Bank, and was acquired in the merger with FNB Financial Corporation in 2006. The purpose of FFCCDC is to serve the needs of low to moderate income individuals and small business in Fulton County under the Community Development and Regulatory Improvement Act of 1995. FFCCDC has been inactive since it was acquired.

During 2006, the Corporation completed the merger of FNB Financial Corporation, and these operations are included subsequent to the purchase. See Note 18 for further discussion.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowances for losses on loans and foreclosed real estate. Such agencies may require the Corporation to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Note 1. Summary of Significant Accounting Policies (Continued)

Investment Securities

The Corporation's investments in securities are classified in three categories and accounted for as follows:

- ⇨ ***Trading Securities***. Securities held principally for resale in the near term are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.
- ⇨ ***Securities to be Held to Maturity***. Bonds and notes for which the Corporation has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.
- ⇨ ***Securities Available for Sale***. Securities available for sale consist of securities not classified as trading securities nor as securities to be held to maturity. These are securities that management intends to use as a part of its asset and liability management strategy and may be sold in response to changes in interest rates, resultant prepayment risk and other related factors.

Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in other comprehensive income.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Fair values for investment securities are based on quoted market prices.

The Corporation had no trading or held to maturity securities in 2007 or 2006.

Investments include equity securities with a concentration in the financial services sector amounting to $ 33,861,000 and $ 43,153,000 at December 31, 2007 and 2006, respectively.

Restricted Bank Stock

The Corporation is required to maintain minimum investment balances in The Federal Reserve Bank, Federal Home Loan Bank and Atlantic Central Banker's Bank. These investments are carried at cost because they are not actively traded and have no readily determinable market value.

Premises, Equipment, Furniture and Fixtures and Depreciation

Premises, equipment, and furniture and fixtures are carried at cost less accumulated depreciation. Depreciation has been provided generally on the straight-line method and is computed over the estimated useful lives of the various assets as follows:

	Years
Premises	15-40
Equipment, furniture and fixtures	3-15

Repairs and maintenance are charged to operations as incurred. Land is not depreciated.

Foreclosed Property

Foreclosed properties includes properties for which the institution has taken physical possession in connection with loan foreclosure proceedings. See Note 5 for further details.

Note 1. Summary of Significant Accounting Policies (Continued)

At the time of foreclosure, foreclosed real estate is recorded at fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. If an increase in basis results, it is classified as non-interest income unless there has been a prior charge-off, in which case a recovery to the allowance for loan losses is recorded. After foreclosure, these assets are carried as "other assets" at the new basis. Improvements to the property are added to the basis of the assets. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are classified as "other expenses".

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by unearned discount, deferred loan origination fees, and an allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Corporation is amortizing these amounts over the contractual life of the related loans.

Nonaccrual/Impaired Loans

The accrual of interest income on loans ceases when principal or interest is past due 90 days or more and collateral is inadequate to cover principal and interest or immediately if, in the opinion of management, full collection is unlikely. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income unless fully collateralized. Subsequent payments received are either applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectibility of principal. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest income on such loans is recognized only to the extent of interest payments received.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The larger commercial loans are evaluated for impairment. Impairment is measured on a loan-by-loan basis by comparing the contractual principal and interest payments to the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Consumer loans such as residential mortgages and installments, comprised of smaller balance homogeneous loans, are collectively evaluated for impairment. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest income on such loans is recognized only to the extent of interest payments received.

Note 1. Summary of Significant Accounting Policies (Continued)

Earnings per Share of Common Stock

Earnings per share of common stock were computed based on weighted average shares outstanding. For diluted earnings per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents. The corporation's common stock equivalents consist of outstanding stock options. See Note 10 for further details.

A reconciliation of the weighted average shares outstanding used to calculate basic net income per share and diluted net income per share follows. There is no adjustment to net income to arrive at diluted net income per share.

	2007	2006	2005
Weighted average shares outstanding (basic)	2,345,286	2,103,487	1,727,055
Impact of common stock equivalents	8,140	33,681	31,354
Weighted average shares outstanding (diluted)	2,353,426	2,137,168	1,758,409

Goodwill

Goodwill represents the excess of the purchase price over the underlying fair value of merged entities. Goodwill is accounted for under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", and is assessed for impairment at least annually and as triggering events occur. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in a goodwill impairment in future periods. Disruptions to the business such as end market conditions and protracted economic weakness, unexpected significant declines in operating results, and market capitalization declines may result in a goodwill impairment. These types of events and the resulting analysis could result in additional charges for goodwill and other asset impairments in the future. See Note 18 for further details.

Intangible Assets

Intangible assets include premiums from purchases of core deposit relationships acquired in the merger with FNB Financial Corporation. The core deposit intangible is being amortized over ten years on a sum-of-the-years-digits basis. Also included in intangible assets are mortgage servicing rights resulting from loans serviced for others, discussed further in Note 6. See Note 18 for further details.

Loan Servicing

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans: product type, investor type, interest rate, and term.

Federal Income Taxes

For financial reporting purposes, the provision for loan losses charged to operating expense is based on management's judgment, whereas for federal income tax purposes, the amount allowable under present tax law is deducted. Additionally, deferred compensation is charged to operating expense in the period the liability is incurred for financial reporting purposes, whereas, for federal income tax purposes, these expenses are deducted when paid. There are also differences between the amount of depreciation, intangible amortization, and deferred compensation expensed for tax and financial reporting purposes, and an income tax effect caused by the adjustment to fair value for available for sale securities. As a result of these timing differences, deferred income taxes are provided in the financial statements. See Note 13 for further details.

Note 1. Summary of Significant Accounting Policies (Continued)

Federal Income Taxes (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits would be classified as additional income taxes in the statement of income.

At December 31, 2007 there was no liability for unrecognized tax benefits.

Cash Flows

For purposes of the Statements of Cash Flows, the company has defined cash and cash equivalents as highly liquid debt instruments with maturities of three months or less. They are included in the balance sheet caption "cash and due from banks". As permitted by generally accepted accounting principles, the Corporation has elected to present the net increase or decrease in deposits in banks, loans and deposits in the Statements of Cash Flows.

Fair Values of Financial Instruments

Generally accepted accounting principles (GAAP) require disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. GAAP exclude certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the corporation. See Note 19 for further details.

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents. The carrying amounts of cash and short-term instruments approximate their fair value.

Interest Bearing Deposits with Banks. Interest bearing balances with banks having a maturity greater than one year have estimated fair values using discounted cash flows based on current market interest rates.

Securities to be Held to Maturity and Securities Available for Sale. Fair values for investment securities are based on quoted market prices.

Note 1. Summary of Significant Accounting Policies (Continued)

Fair Values of Financial Instruments (Continued)

Loans Receivable. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposits and IRA's are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected maturities on time deposits.

Federal Funds Purchased and Other Borrowed Funds. The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments. The Corporation generally does not charge commitment fees. Fees for standby letters of credit and their off-balance-sheet instruments are not significant.

Advertising

The Corporation expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2007, 2006, and 2005, was $ 371,104, $ 332,246, and $ 241,697, respectively.

Trust Assets

Assets held by the Corporation in a fiduciary or agency capacity are not included in the consolidated financial statements since such assets are not assets of the Corporation. In accordance with banking industry practice, income from fiduciary activities is generally recognized on the cash basis which is not significantly different from amounts that would have been recognized on the accrual basis.

Comprehensive Income

The Corporation follows generally accepted accounting principles when reporting comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from nonowner sources. It includes all changes in equity except those resulting from investments by stockholders and distributions to stockholders. Comprehensive income includes net income and certain elements of "other comprehensive income" such as foreign currency transactions; accounting for futures contracts; employers accounting for pensions; and accounting for certain investments in debt and equity securities.

The Corporation has elected to report its comprehensive income in the statement of changes in stockholders' equity. The only element of "other comprehensive income" that the Corporation has is the unrealized gains or losses on available for sale securities.

Note 1. Summary of Significant Accounting Policies (Continued)

Comprehensive Income (Continued)

The components of the change in net unrealized gains (losses) on securities are as follows:

	2007	2006 (000 Omitted)	2005
Gross unrealized holding gains (losses) arising during the year	($ 7,467)	$ 5,702	$ 3,539
Reclassification adjustment for (gains) realized in net income	(1,886)	(3,923)	(2,394)
Net unrealized holding gains (losses) before taxes	(9,353)	1,779	1,145
Tax effect	3,180	(605)	(389)
Net change	($ 6,173)	$ 1,174	$ 756

Stock Option Plans

The Corporation maintains two stock-based compensation plans. These plans provide for the granting of stock options to the Corporation's employees and directors. The Corporation has historically accounted for the plans using the intrinsic-value method under the recognition and measurement principles of APB Opinion No. 25 and related Interpretations. In December 2004, the FASB issued a final FAS Statement No. 123R, "Share-Based Payment", which requires financial statement recognition of compensation cost for stock options and other stock-based awards based on use of a fair value determination on the date of grant and expensing over the applicable vesting period.

As a result of adopting Statement 123R on January 1, 2006, the Corporation's income before taxes and net income for the year ended December 31, 2007 are $ 38,000 and $ 25,000 less and for the year ended December 31, 2006 are $ 32,000 and $ 11,000 less, respectively, than if it had continued to account for share-based compensation under APB Opinion 25. Basic and diluted earnings per share for the years ended December 31, 2007 and 2006 are $ 0.01 and $ 0.01 less, respectively, than if the Corporation had continued to account for share-based compensation under APB Opinion 25. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.

The Corporation applied APB Opinion 25 and related Interpretations in accounting for its stock option plans for 2005. Accordingly, only compensation cost for the intrinsic value of options has been recognized. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by FASB Statement No. 123, the Corporation's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		2005
Net income (000 omitted)	As reported	$ 5,032
	Pro forma	5,010
Earnings per share	As reported	2.91
	Pro forma	2.90
Earnings per share assuming dilution	As reported	2.86
	Pro forma	2.85

See Note 10 for further details concerning the Corporation's Stock Option Plans.

Note 1. Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain reclassifications have been made to the 2006 and 2005 financial statements to conform to reporting for 2007.

Note 2. Investment Securities

The investment securities portfolio is comprised of securities classified as available for sale at December 31, 2007 and 2006, resulting in investment securities available for sale being carried at fair value.

The amortized cost and fair value of investment securities available for sale at December 31 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(000 omitted)		
		2007		
Mortgage-backed securities	$ 14,929	$ 260	$ 12	$ 15,177
Corporate bonds	1,697	7	140	1,564
Equities	27,784	8,167	2,090	33,861
Obligations of state and political subdivisions	32,529	737	22	33,244
	$ 76,939	$ 9,171	$ 2,264	$ 83,846
		2006		
Mortgage-backed securities	$ 12,744	$ 168	$ 22	$ 12,890
Corporate bonds	1,943	14	7	1,950
Equities	27,684	15,655	186	43,153
Obligations of state and political subdivisions	29,000	762	124	29,638
	$ 71,371	$ 16,599	$ 339	$ 87,631

The fair values of investment securities available for sale at December 31, 2007, by contractual maturity, are shown below. Contractual maturities will differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale	
	Amortized Cost	Fair Value
	(000 omitted)	
Due in one year or less	$ 3,251	$ 3,248
Due after one year through five years	5,683	5,752
Due after five years through ten years	11,470	11,641
Due after ten years	13,822	14,167
	34,226	34,808
Mortgage-backed securities	14,929	15,177
Equity securities	27,784	33,861
	$ 76,939	$ 83,846

Note 2. Investment Securities (Continued)

Proceeds from sales and maturities of investment securities available for sale during 2007, 2006, and 2005, were $ 9,260,000, $ 47,407,000, and $ 10,537,000, respectively. Gross realized gains and losses on those sales and maturities were $ 1,900,000 and $ 14,000 for 2007, $ 4,025,315 and $ 102,297 for 2006, and $ 2,426,000 and $ 32,000 for 2005, respectively.

Securities carried at $ 15,273,317 and $ 16,293,655 at December 31, 2007 and 2006, respectively, were pledged to secure public funds and for other purposes as required or permitted by law.

Restricted bank stock includes:

	2007	2006
	(000 omitted)	
Federal Reserve Bank stock	$ 133	$ 133
Federal Home Loan Bank stock	2,701	2,910
Atlantic Central Bankers Bank	80	80
	$ 2,914	$ 3,123

The following table shows the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006:

2007
(000 omitted)

Description	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of other U. S. government agencies	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Mortgage-backed securities	190	1	941	11	1,131	12
Corporate bonds	854	108	458	32	1,312	140
Equities	7,988	1,647	2,215	443	10,203	2,090
Obligations of state and political subdivisions	1,236	0	6,041	22	7,277	22
Total	$ 10,268	$ 1,756	$ 9,655	$ 508	$ 19,923	$ 2,264

2006
(000 omitted)

Description	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of other U. S. government agencies	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Mortgage-backed securities	9	0	1,129	22	1,138	22
Corporate bonds	0	0	967	7	967	7
Equities	2,561	70	470	116	3,031	186
Obligations of state and political subdivisions	5,005	46	5,001	78	10,006	124
Total	$ 7,575	$ 116	$ 7,567	$ 223	$ 15,142	$ 339

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, but management's intent is to hold all investments until maturity unless market, economic or specific investment concerns warrant a sale of securities. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 2. Investment Securities (Continued)

At December 31, 2007, five (5) mortgage-backed securities, three (3) corporate bonds, sixty (60) equities, and fifteen (15) obligations of state and political subdivisions had unrealized losses. Management has determined that no declines are deemed to be other than temporary.

At December 31, 2006, three (3) mortgage-backed securities, two (2) corporate bonds, eighteen (18) equities, and twenty-eight (28) obligations of state and political subdivisions had unrealized losses. Management has determined that no declines are deemed to be other than temporary.

Note 3. Allowance for Loan Losses

Activity in the allowance for loan losses is summarized as follows:

	2007	2006 (000 omitted)	2005
Balance at beginning of period	$ 3,610	$ 2,129	$ 1,902
Recoveries	80	45	54
Provision for possible loan losses charged to income	600	360	270
Additions for acquired credit risk	0	1,163	0
Total	4,290	3,697	2,226
Losses	436	87	97
Balance at end of period	$ 3,854	$ 3,610	$ 2,129

Note 4. Premises, Equipment, Furniture and Fixtures

	Cost	Accumulated Depreciation (000 omitted)	Depreciated Cost
		2007	
Premises (including land $ 1,626)	$ 12,674	$ 4,504	$ 8,170
Equipment, furniture and fixtures	7,238	5,547	1,691
Totals, December 31, 2007	$ 19,912	$10,051	$ 9,861
		2006	
Premises (including land $ 1,626)	$ 11,910	$ 4,216	$ 7,694
Equipment, furniture and fixtures	7,260	5,279	1,981
Totals, December 31, 2006	$ 19,170	$ 9,495	$ 9,675

Depreciation expense amounted to $ 837,005 in 2007, $ 667,381 in 2006, and $ 387,625 in 2005.

Note 5. Real Estate Owned Other Than Premises

Included in real estate owned other than premises are certain properties which are located adjacent to the main office, as well as in Chambersburg, Mercersburg, and Waynesboro. The Corporation intends to hold these properties for future expansion purposes in order to protect its competitive position, and are renting certain of these properties until such time as the Corporation decides they are needed. The depreciated cost of these properties was $ 2,288,000 and $ 1,904,000 at December 31, 2007 and 2006, respectively.

Also included in real estate owned other than premises at December 31, 2007 is foreclosed property of $ 25,000.

Note 6. Loans

Related Party Loans

The Corporation's subsidiary has granted loans to the officers and directors of the Corporation and its subsidiary and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans and the related activity for 2007 and 2006 was as follows:

	2007	2006
Beginning balance	$ 4,527,038	$ 2,057,378
Balance acquired in merger	0	3,546,704
New loans	1,096,500	2,588,000
Repayments	(1,376,363)	(3,665,044)
Ending balance	$ 4,247,175	$ 4,527,038

Outstanding loans to bank employees totaled $ 3,141,609 and $ 2,809,261 at December 31, 2007 and 2006, respectively.

Loan Maturities

The following table shows the maturities and sensitivities of loans to changes in interest rates based upon contractual maturities and terms as of December 31, 2007.

	Due within one year	Due over 1 but within 5 years	Due over 5 years (000 omitted)	Nonaccruing loans	Total
Loans at predetermined interest rates	$ 30,633	$ 40,909	$ 43,255	$ 543	$ 115,340
Loans at floating or adjustable interest rates	36,615	37,263	205,407	3,854	283,139
Total (1)	$ 67,248	$ 78,172	$ 248,662	$ 4,397	$ 398,479

(1) These amounts have not been reduced by the allowance for possible loan losses.

Loans Serviced for Others

During 2005, the Corporation began participation in the Federal Home Loan Bank of Pittsburgh's (FHLB) Mortgage Partnership Finance Program. Under this program, certain loans are sold to FHLB, but the Corporation retains the servicing rights to these loans. The outstanding balance of loans sold to FHLB was $ 27,783,800 and $ 20,546,300 at December 31, 2007 and 2006, respectively.

Note 7. Financial Instruments With Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

	Contract or Notional Amount	
	2007	2006
	(000 omitted)	
Financial instruments whose contract amounts represent credit risk at December 31:		
Commitments to extend credit	$ 45,949	$ 48,690
Standby letters of credit and financial guarantees written	3,209	3,065
	$ 49,158	$ 51,755

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Corporation holds collateral supporting those commitments when deemed necessary by management.

Note 8. Nonaccrual/Impaired Loans

Loans 90 days or more past due (still accruing interest) were as follows at December 31:

	(000 omitted)		
	2007	2006	2005
Commercial loans	$ 0	$ 0	$ 0
Real estate mortgages	993	336	36
Consumer loans	8	57	23
Total	$ 1,001	$ 393	$ 59

Note 8. Nonaccrual/Impaired Loans (Continued)

The following table shows the principal balances of nonaccrual loans as of December 31:

	(000 omitted)		
	2007	2006	2005
Nonaccrual loans	$ 4,397	$ 688	$ 44
Interest income that would have been accrued at original contract rates	$ 229	$ 51	$ 3
Amount recognized as interest income	73	29	2
Foregone revenue	$ 156	$ 22	$ 1

The following table reflects impairment of loans recognized in conformity with generally accepted accounting principles.

	2007	2006
	(000 Omitted)	
Recorded investment at December 31	$ 7,059	$ 932
Average recorded investment during the year	7,408	917
Allowance for loan losses related to impaired loans at December 31	940	420
Interest income recognized for cash payments received during the year	290	42

Note 9. Employee Benefit Plans

The Corporation maintains a profit-sharing plan for those employees who meet the eligibility requirements set forth in the plan. Contributions to the plan are based on Corporation performance and are at the discretion of the Corporation's Board of Directors. Substantially all of the Corporation's employees are covered by the plan and the contributions charged to operations were $ 352,100, $ 240,000, and $ 229,900, for 2007, 2006, and 2005, respectively.

As a result of the merger with FNB Financial Corporation in 2006, the Corporation acquired a 401(k) plan which covered all employees of the former FNB Financial Corporation who had attained the age of 20 and completed six months of full-time service. The plan provided for the Corporation to match employee contributions to a maximum of 5% of annual compensation. The Corporation also had the option to make additional discretionary contributions to the plan based upon the Corporation's performance and subject to approval by the Board of Directors. The Corporation's total expense for this plan was $ 83,528 for the year ended December 31, 2006. This plan was terminated as of December 31, 2006. All employees covered under this plan were moved to the Corporation's profit sharing plan effective on that date.

The Corporation maintains a deferred compensation plan for certain key executives and directors, which provides supplemental retirement and life insurance benefits. The plan is partially funded by life insurance on the participants, which lists the bank as beneficiary. The estimated present value of future benefits to be paid, which are included in other liabilities, amounted to $ 705,942 and $ 718,390 at December 31, 2007 and 2006, respectively. Annual expense of $ 73,446, $ 76,008, and $ 79,121 was charged to operations for 2007, 2006, and 2005, respectively.

During 1999 a director who was a participant of the plan deceased. The present value of this participant's benefits, which will be paid out over ten years, was $ 32,811, $ 63,052, and $ 90,923, as of December 31, 2007, 2006, and 2005, respectively.

Note 9. Employee Benefit Plans (Continued)

As a result of the merger in 2006 with FNB Financial Corporation, the Corporation acquired three supplemental retirement benefit plans for directors and executive officers. These plans are funded with single premium life insurance on the plan participants. The cash value of the life insurance policies is an unrestricted asset of the Corporation. The estimated present value of future benefits to be paid totaled $ 493,726 and $ 486,417 at December 31, 2007 and 2006, respectively, which is included in other liabilities. Total annual expense for these plans amounted to $ 34,159 and $ 123,149 for 2007 and 2006, respectively.

The Corporation has a supplemental group term retirement plan which covers certain officers of the Corporation. This plan is funded with single premium life insurance on the plan participants. The cash surrender value of the policies is an unrestricted asset of the Corporation. The estimated present value of the future benefits to be paid totaled $ 186,295 and $ 142,775 at December 31, 2007 and 2006, respectively. Total annual expense for this plan was $ 78,455, $ 66,225, and $ 60,529, for 2007, 2006, and 2005, respectively.

The Corporation maintains an employee stock ownership plan (ESOP) that generally covers all employees who have completed one year of service and attained the age of twenty. Contributions to the plan are determined annually by the Board of Directors as a percentage of the participants' total compensation. Compensation for the plan is defined as compensation paid including salary reduction under Sections 125 and 401(k) of the IRS Code but excluding nontaxable fringe benefits and any compensation over $ 200,000. The payments of benefits to participants are made at death, disability, termination or retirement. Contributions to the plan for all employees charged to operations amounted to $ 220,654, $ 144,000, and $ 137,224, for 2007, 2006, and 2005, respectively. All shares held in the plan are considered issued and outstanding for earnings per share calculations and all dividends earned on ESOP shares are charged against retained earnings, the same as other outstanding shares. Total shares of the plan were 99,507 and 94,907 at December 31, 2007 and 2006, respectively.

Note 10. Stock Option Plans

In 1996 the Corporation implemented two nonqualified stock option plans, which are described below. The compensation cost that has been charged against income for those plans was $ 104,235, $ 108,615, and $ 71,004, for 2007, 2006, and 2005, respectively.

The first plan is for select key employees. This plan granted options for up to 1,603, 1,488, and 1,498 shares at a purchase price of $ 1.00 per share for the years ended December 31, 2007, 2006, and 2005, respectively. These options can be exercised only by the key employees during his/her lifetime.

The second plan is for outside directors. This plan granted options to purchase 4,326, 4,062, and 4,086 shares for each director at $ 44.75, $ 47.75, and $ 43.75 per share for the years ended December 31, 2007, 2006, and 2005, respectively, which was based on the market value of the stock at the grant date. Options are vested one year following the grant date and expire upon the earlier of 120 months following the date of the grant or one year following the date on which a director ceases to serve in such a capacity for the corporation. At December 31, 2007 the range of exercise prices was from $ 22.25 to $ 47.75 per share. At December 31, 2007, there were 90,745 shares that can still be granted under these plans.

Note 10. Stock Option Plans (Continued)

A summary of the status of the Corporation's two fixed stock option plans as of December 31 is as follows:

Fixed Options	2007 Shares	2007 Weighted Average Exercise Price Per Share	2006 Shares	2006 Weighted Average Exercise Price Per Share	2005 Shares	2005 Weighted Average Exercise Price Per Share
Outstanding at beginning of year	32,674	$ 32	30,006	$ 29	27,960	$ 25
Granted	5,929	33	5,550	35	5,584	32
Exercised	3,745	10	2,882	7	3,538	7
Forfeited/expired	0	0	0	0	0	0
Outstanding at end of year	34,858	$ 34	32,674	$ 32	30,006	$ 29
Options exercisable at year end	30,532		28,612		25,920	
Weighted average fair value of options per share granted during the year	$ 18.19		$ 19.57		$ 8.31	

Outstanding options at December 31, 2007 consist of the following:

	Shares Outstanding	Shares Exercisable (Vested)	Remaining Contractual Life	Exercise Price
	2,856	2,856	1 year	22.25
	2,720	2,720	2 years	32.13
	2,600	2,600	3 years	24.37
	3,436	3,436	4 years	20.13
	2,880	2,880	5 years	24.25
	3,248	3,248	6 years	30.00
	4,644	4,644	7 years	38.75
	4,086	4,086	8 years	43.75
	4,062	4,062	9 years	47.75
	4,326	0	10 years	44.75
Total/Average	34,858	30,532	6 years	$ 34.34

The total intrinsic value of options exercised under both plans in 2007 and 2006 was $ 129,000 and $ 110,620, respectively. The aggregate intrinsic value of outstanding stock options was $ 289,000 and $ 424,056 at December 31, 2007 and 2006, respectively.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2007	2006	2005
Dividend yield	2.20%	3.01%	2.0%
Expected life – Director	8	8	8
Expected life – Officer	0.25	0.25	8
Expected volatility	13.72%	19.79%	12.64%
Risk-free interest rate – Director	4.68%	4.43%	4.05%
Risk-free interest rate – Officer	5.09%	4.30%	4.05%

Note 11. Deposits

Included in savings deposits at December 31 are NOW and Money Market Account balances totaling $ 183,246,000 and $ 141,168,000 for 2007 and 2006, respectively.

Time deposits of $ 100,000 and over aggregated $ 33,013,000 and $ 34,338,000 at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006 the scheduled maturities of time deposits of $ 100,000 and over are as follows:

	2007	2006
	(000 omitted)	
Maturity		
Three months or less	$ 7,149	$ 7,549
Over three months through twelve months	18,228	14,883
Over twelve months	7,636	11,906
	$ 33,013	$ 34,338

At December 31, 2007 scheduled maturities of all time deposits are as follows:

	(000 omitted)
2008	$ 131,229
2009	16,909
2010	12,888
2011	4,999
2012	3,141
	$ 169,166

The aggregate amount of demand deposits reclassified as loan balances were $ 93,583 and $ 189,674 at December 31, 2007 and 2006, respectively.

The Corporation accepts deposits of the officers, directors, and employees on the same terms including interest rates, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of deposits of officers, directors and employees totaled $ 3,809,880 and $ 3,910,260 at December 31, 2007 and 2006, respectively.

Derivative Instruments

As a result of the merger with FNB Financial Corporation, the Corporation has included in time deposits Index Powered Certificates of Deposit ("IPCD's") totaling $ 5,709 at December 31, 2007 and $ 231,563 at December 31, 2006. The IPCD product is offered through a program with the Federal Home Loan Bank (FHLB). The ultimate pay off at maturity, which is five years after issuance, is the initial deposited principal plus the appreciation in the S&P 500 Index ("S&P Call Option"). The S&P Call Option is considered an embedded derivative designated as a non-hedging item. The change in fair value of the S&P Call Option resulted in a gain of $ 26,671 and $ 71,873 for 2007 and 2006, respectively, which is included in other income.

In order to hedge its risk associated with the IPCD Product, the Corporation has entered into a derivative contract with the FHLB whereby the Corporation pays FHLB a fixed rate interest charge (ranging from 4.20% to 4.97%) in return for a guarantee that the FHLB will pay the Corporation the cash equivalent of the growth in the S&P 500 Index due at the IPCD maturity date. The change in fair value of the FHLB Derivative Contract resulted in a loss of $ 23,029 and $ 49,789 for 2007 and 2006, respectively, which is included in other income.

Note 12. Liabilities for Other Borrowed Funds

The total amount available under lines of credit at other area banks at December 31, 2007 and 2006 was $ 18,900,000 and $ 13,000,000, respectively. Of this amount, $ 10,655,000 and $ 9,545,000 were outstanding at December 31, 2007 and 2006, respectively. Interest on these lines ranged from 4.25% to 8.75% for 2007 and 2006.

In addition, $ 340,988 and $ 329,986 of the balance of liabilities for other borrowed funds at December 31, 2007 and 2006, respectively, represents the balance of the Treasury Tax and Loan Investment Program. The Corporation elected to enter into this program in accordance with federal regulations. This program permits the Corporation to borrow these Treasury Tax and Loan funds by executing an open-ended interest bearing note to the Federal Reserve Bank. Interest is payable monthly and is computed at 1/4% below the Federal Funds interest rate. The note is secured by U.S. Government obligations with a par value of $ 316,120 and $ 381,087 at December 31, 2007 and 2006, respectively.

The Corporation also had the following borrowings from the Federal Home Loan Bank:

	2007		2006		
Loan Type	Interest Rate	Balance	Interest Rate	Balance	Maturity
Fixed rate	4.45%	$ 1,500,000	4.45%	$ 1,500,000	08/05/25
Fixed rate	6.64	112,713	6.64	120,767	07/17/17
Convertible	6.23	2,250,000	6.23	2,250,000	08/30/10
Convertible	5.83	2,000,000	5.83	2,000,000	08/10/10
Convertible	5.975	500,000	5.975	500,000	07/21/10
Convertible	5.25	5,000,000	5.25	5,000,000	04/06/11
Convertible	N/A	0	5.01	5,000,000	11/24/08
Convertible	6.54	500,000	6.54	500,000	07/12/10
Convertible	5.395	5,000,000	5.395	5,000,000	09/15/08
Convertible	3.99	5,000,000	3.99	5,000,000	11/27/12
Convertible	4.13	5,000,000	4.13	5,000,000	05/07/18
		26,862,713		31,870,767	
Purchase accounting fair value adjustment		(123,360)		(103,324)	
		$ 26,739,353		$ 31,767,443	

Total maximum borrowing capacity from Federal Home Loan Bank at December 31, 2007 was $ 264,308,000. Collateral for borrowings consists of certain securities and the Corporation's 1-4 family mortgage loans totaling approximately $ 266 million at December 31, 2007.

Note 13. Income Taxes

The Corporation and its subsidiary, the Bank, file income tax returns in the U. S. federal jurisdiction and the state of Pennsylvania. The Bank also files an income tax return in the state of Maryland. With few exceptions, the Corporation is no longer subject to U. S. federal, state and local income tax examination by tax authorities for years prior to 2004.

The Corporation adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007 with no impact on the financial statements.

Note 13. Income Taxes (Continued)

Included in the balance sheet at December 31, 2007 are tax positions related to loan charge-offs for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The components of income tax expense are summarized as follows:

	2007	2006 (000 omitted)	2005
Current year provision:			
Federal	$ 2,693	$ 2,405	$ 1,893
State	(20)	326	205
Deferred income taxes (benefit)	(342)	(13)	(71)
	$ 2,331	$ 2,718	$ 2,027

Federal income taxes were computed after reducing pretax accounting income for non-taxable income in the amount of $ 1,435,976, $ 1,466,777, and $ 1,555,212, for 2007, 2006, and 2005, respectively.
A reconciliation of the effective applicable income tax rate to the federal statutory rate is as follows:

	2007	2006	2005
Federal income tax rate	34.0%	34.0%	34.0%
Increase resulting from:			
State taxes, net of federal tax benefit	.3	3.6	2.8
Reduction resulting from:			
Nontaxable interest income	9.4	6.9	8.1
Effective income tax rate	24.9%	30.7%	28.7%

Deferred tax assets have been provided for deductible temporary differences related to the allowance for loan loss, deferred compensation, and interest on nonaccrual loans. Deferred tax liabilities have been provided for taxable temporary differences related to depreciation and unrealized gains on securities available for sale. The net deferred taxes included in the accompanying balance sheets at December 31 are as follows:

	2007	2006	2005
Deferred Tax Assets			
Bad debts	$ 1,268	$ 1,077	$ 573
Deferred compensation	408	410	253
Stock options	25	13	0
Amortization of intangibles	137	54	0
	1,838	1,554	826
Deferred Tax Liabilities			
Depreciation	(185)	(187)	(61)
Unrealized gain on investment securities	(2,715)	(5,895)	(5,290)
Merger-related activity	0	(68)	0
Purchase accounting fair value adjustments	(595)	(703)	0
	(3,495)	(6,853)	(5,351)
Net deferred tax (liability)	($ 1,657)	($ 5,299)	($ 4,525)

The Corporation has not recorded a valuation allowance for the deferred tax assets as management feels that it is more likely than not that they will be ultimately realized.

Note 14. Tower Bancorp Inc. (Parent Company Only) Financial Information

The following are the condensed balance sheets, statements of income, and statements of cash flows for the parent company:

Balance Sheets
December 31

Assets	**2007**	**2006**
	(000 omitted)	
Cash	$ 6	$ 0
Securities available for sale	33,861	43,153
Investment in subsidiaries	62,655	58,874
Other assets	189	41
Total assets	$ 96,711	$ 102,068
Liabilities		
Other liabilities	$ 3,942	$ 7,270
Notes payable – subsidiary	3,700	3,700
Notes payable – other	10,655	9,545
Total liabilities	18,297	20,515
Stockholders' Equity		
Common stock, no par value; authorized 5,000,000 shares, issued 2,420,481 shares	2,225	2,225
Additional paid-in capital	34,831	34,810
Retained earnings	40,696	36,148
Accumulated other comprehensive income	4,558	10,731
	82,310	83,914
Less: Cost of Treasury stock, 98,055 shares – 2007; 63,278 shares – 2006	(3,896)	(2,361)
Total stockholders' equity	78,414	81,553
Total liabilities and stockholders' equity	$ 96,711	$ 102,068

Statements of Income
Years Ended December 31

	2007	**2006**	**2005**
		(000 omitted)	
Income			
Dividends	$ 640	$ 594	$ 541
Net gain on sale of securities	1,900	3,995	2,426
Cash dividends from wholly-owned subsidiary	2,489	2,016	2,976
	5,029	6,605	5,943
Expenses			
Interest	993	795	408
Taxes	392	1,154	689
Postage and printing	61	70	37
Management fees	120	120	108
Professional fees	288	510	368
Other expenses	4	28	21
	1,858	2,677	1,631
Income before equity in undistributed income	3,171	3,928	4,312
Equity in undistributed income of subsidiary	3,866	2,204	720
Net Income	$ 7,037	$ 6,132	$ 5,032

Note 14. Tower Bancorp Inc. (Parent Company Only) Financial Information (Continued)

Statements of Cash Flows
Years Ended December 31

	2007	2006 (000 omitted)	2005
Cash flows operating activities:			
Net income	$ 7,037	$ 6,132	$ 5,032
Adjustments to reconcile net income to cash provided by operating activities:			
Net gain on sale of investment securities	(1,900)	(3,995)	(2,426)
Granting stock options	108	109	0
Equity in undistributed income of subsidiaries	(3,866)	(2,203)	(720)
Increase in other assets	(85)	(48)	(147)
Increase (decrease) in other liabilities	(158)	670	(286)
Net cash provided by operating activities	1,136	664	1,453
Cash flows from investing activities:			
Purchase of investment securities	(3,200)	(11,903)	(5,875)
Cash paid in merger	0	(2,370)	0
Sales of investment securities	5,000	11,377	6,095
Net cash provided (used) by investing activities	1,800	(2,896)	220
Cash flows from financing activities:			
Purchase of treasury stock	(1 ,853)	(813)	(287)
Proceeds from sale of treasury stock	302	226	355
Dividends paid	(2,489)	(2,017)	(2,416)
Net proceeds from short-term borrowings	1,110	4,815	630
Net cash provided (used) by financing activities	(2,930)	2,211	(1,665)
Net increase (decrease) in cash	6	(21)	8
Cash, beginning	0	21	13
Cash, ending	$ 6	$ 0	$ 21

Note 15. Compensating Balance Arrangements

Included in cash and due from banks are required deposit balances at the Federal Reserve of $ 615,000 at December 31, 2007 and 2006 and required deposit balances at Equifax of $ 54,745 and $ 51,804 at December 31, 2007 and 2006, respectively. These are maintained to cover processing costs and service charges.

Note 16. Concentration of Credit Risk

The Corporation grants agribusiness, commercial and residential loans to customers throughout the Cumberland Valley area; Franklin and Fulton Counties, Pennsylvania; and Washington County, Maryland. The Corporation maintains a diversified loan portfolio and evaluates each customer's credit-worthiness on a case-by-case basis. At December 31, 2007 and 2006, respectively, 60% and 61% of the Corporation's loan portfolio is concentrated in mortgages secured by 1-4 family properties, and 17% and 13% is concentrated in commercial and industrial loans. The amount of collateral obtained, if deemed necessary by the Corporation upon the extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but generally includes equipment and real estate.

The Corporation maintains deposit balances at several correspondent banks, which provide check collection and item processing services to the bank. The balances with these correspondent banks, at times, exceed federally insured limits, which management considers to be a normal business risk.

Note 17. Commitments and Contingencies

The Corporation leases its facilities in Mercersburg under a noncancellable operating lease that expires June 30, 2008 with the right to extend the lease until September 30, 2008. Total annual rent expense charged to operations was $ 39,300, $ 22,200, and $ 22,200 for 2007, 2006, and 2005.

The Corporation leased its facilities in Chambersburg under a noncancellable lease that expired in September 2007. Total rent expense charged to operations under the noncancellable lease was $ 7,200 for 2007 and $ 9,600 for 2006 and 2005.

During 2007, the Corporation entered into an agreement to lease other Chambersburg facilities under a noncancellable operating basis. Under the terms, it is expected to begin in June 2008 and expire June 2018 with the option to renew for two additional five-year periods with subsequent rental amounts subject to a Rental Escalation Article. In addition to monthly rent payments, the Corporation will pay its proportionate share of any ad valorem and real estate taxes levied or assessed on the property. The rent expense charged for 2007 was zero.

During 2005, the Corporation entered into a lease for its facilities in Hagerstown at Eastern Boulevard under a noncancellable operating lease that expires in 2020. Beginning June 1, 2006, the lease will be subjected to a CPI increase not to exceed 5% per year. Total annual rent expense charged to operations was $ 102,200, $ 96,000 and $ 56,000 for 2007, 2006 and 2005.

The Corporation leases a site for an Automatic Teller Machine under a noncancellable operating lease that expires in 2013 with the right to negotiate an extended lease of two additional five year terms. Total rent expense charged to operations was $ 10,800 for 2007, 2006, and 2005, respectively.

Following is a schedule, by years, of future minimum rentals under the lease agreements as of December 31, 2007 based on current lease terms:

Year Ending	
2008	$ 147,000
2009	151,000
2010	151,000
2011	151,000
2012	151,000
Thereafter	1,000,000
	$ 1,751,000

Total rents paid under operating leases were $ 175,718, $ 151,960 and $ 106,317 for 2007, 2006 and 2005, respectively.

The Corporation is an occasional party to legal actions arising in the ordinary course of its business. In the opinion of management, Tower has adequate legal defenses and/or insurance coverage respecting any and each of these actions and does not believe that they will materially affect the Corporation's operations or financial condition.

Note 18. Intangible Assets

On June 1, 2006, Tower completed the merger of FNB Financial Corporation ("FNB"). Prior to completion of the Merger, The First National Bank of McConnellsburg, FNB's sole banking subsidiary, was a nationally-chartered commercial bank. Immediately after the merger, The First National Bank of McConnellsburg became a wholly-owned subsidiary of Tower. The First National Bank of McConnellsburg merged with and into First National Bank of Greencastle on August 26, 2006.

In the merger, FNB shareholders received either 0.8663 shares of Tower common stock for each share of FNB common stock or $ 39.00 in cash for each share held, depending on shareholder elections and subject to the allocation provisions of the Merger Agreement. Tower acquired all of the outstanding shares of FNB's common stock. In connection with the Merger, Tower paid to the former shareholders of FNB in the aggregate, $ 2,363 million in cash and issued to the former shareholders of FNB, in the aggregate, 640,381 shares of Tower's common stock.

Note 18. Intangible Assets

This transaction resulted in intangible assets and goodwill as follows:

	As of December 31, 2007		As of December 31, 2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(000 omitted)		(000 omitted)	
Amortized intangible assets				
Core deposit relationships	$ 2,343	$ 649	$ 2,343	$ 248

Amortization expense amounted to $ 401,161 and $ 248,507 for 2007 and 2006, respectively, and is included in other operating expenses. The estimated amortization expense for the next five years is as follows:

	(000 omitted)
2008	$ 359
2009	316
2010	273
2011	231
2012	188

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
	(000 Omitted)	
Beginning balance	$ 16,535	$ 0
Goodwill acquired during the year	0	16,535
Other adjustments	23	0
Ending balance	$ 16,558	$ 16,535

As of December 31, 2007, the Corporation found the goodwill acquired in the merger with FNB to not be impaired.

Mortgage Servicing Rights

During 2007, the Corporation recorded the value of mortgage servicing rights. The balance of this valuation was $ 300,572 as of December 31, 2007. This asset is being amortized over the life of the related loans.

Note 19. Fair Value of Financial Instruments

The estimated fair values of the Corporation's financial instruments were as follows at December 31:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 16,770	$ 16,770	$ 14,128	$ 14,128
Federal funds sold	20,081	20,081	6,530	6,530
Interest bearing deposits with banks	0	0	97	97
Securities available for sale	83,846	83,846	87,631	87,631
Loans receivable	399,158	402,423	391,419	392,227
Cash surrender value of life insurance	10,768	10,768	10,683	10,683
Accrued interest receivable	1,861	1,861	1,841	1,841
Restricted bank stock	2,914	2,914	3,123	3,123
FINANCIAL LIABILITIES				
Time certificates	169,166	169,628	174,140	174,264
Other deposits	270,764	270,764	235,695	235,695
Other borrowed funds	37,735	38,115	41,643	41,741
Accrued interest payable	999	999	994	994

Note 20. Regulatory Matters

Dividends paid by Tower Bancorp Inc. are generally provided from the subsidiary bank's dividends to Tower. The Federal Reserve Board, which regulates bank holding companies, establishes guidelines which indicate that cash dividends should be covered by current year earnings and the debt to equity ratio of the holding company must be below thirty percent. The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus retained earnings (as defined) from the prior two years. Dividends that the Bank could declare without approval of the Comptroller of the Currency, amounted to approximately $ 7,686,266 and $ 5,960,589 at December 31, 2007 and 2006, respectively.

The Corporation is also subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the corporation's financial statements. Under capital adequacy guidelines, the corporation is required to maintain minimum capital ratios. The "leverage ratio", compares capital to adjusted total balance sheet assets while risk-based ratios compare capital to risk-weighted assets and off-balance sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of Tower Bancorp's capital ratios to regulatory minimums at December 31 is as follows:

	Tower Bancorp		Regulatory Minimum Requirements
	2007	2006	
Leverage ratio	10.03%	10.36%	4%
Risk-based capital ratio			
Tier I (core capital)	14.95%	14.79%	4%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	16.74%	17.67%	8%

Note 20. Regulatory Matters (Continued)

As of December 31, 2007 the most recent notification from the Office of the Comptroller of the Currency categorized the financial institution as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the financial institution's category.

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

SELECTED FIVE-YEAR FINANCIAL DATA

Income (000 omitted)	**2007**	**2006**	**2005**	**2004**	**2003**
Interest income	$ 33,363	$ 25,799	$ 16,494	$ 14,126	$ 14,350
Interest expense	14,010	9,873	5,152	4,011	4,267
Provision for loan losses	600	360	270	360	360
Net interest income after provision for loan losses	18,753	15,566	11,072	9,755	9,723
Other operating income	6,711	7,324	4,802	4,591	4,805
Other operating expenses	16,096	14,040	8,815	7,934	7,756
Income before income taxes	9,368	8,850	7,059	6,412	6,772
Applicable income tax	2,331	2,718	2,027	1,689	1,821
Net income	$ 7,037	$ 6,132	$ 5,032	$ 4,723	$ 4,951

Per share amounts are based on the following weighted average shares outstanding.

2007 – 2,345,286	2005 – 1,727,055	2003 – 1,733,477
2006 – 2,103,487	2004 – 1,727,856	

	2007	**2006**	**2005**	**2004**	**2003**
Net income	$ 3.00	$ 2.92	$ 2.91	$ 2.73	$ 2.86
Cash dividend	1.06	.74	.92	1.34	1.26
Book value	33.43	38.78	28.02	25.51	23.33

Year-End Balance Sheet Figures

(000 omitted)	**2007**	**2006**	**2005**	**2004**	**2003**
Total assets	$ 561,636	$ 542,167	$ 352,223	$ 316,890	$ 300,738
Net loans	394,625	386,809	227,179	227,567	212,203
Total investment securities	86,760	90,754	85,334	65,729	66,295
Deposits – noninterest bearing	46,860	47,548	29,162	23,944	18,412
Deposits – interest bearing	393,070	362,287	232,016	206,346	188,553
Total deposits	439,930	409,835	261,178	230,290	206,965
Total stockholders' equity	78,414	81,553	48,389	44,071	40,438

Ratios

Average equity/average assets	14.79	14.80	13.85	13.76	13.01
Return on average equity	8.35	9.06	10.90	11.24	14.46
Return on average assets	1.24	1.34	1.51	1.55	1.80

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

SUMMARY OF QUARTERLY FINANCIAL DATA

The unaudited quarterly results of operations for the years ended December 31, 2007 and 2006 are as follows:

($ 000 omitted except per share)	2007 Quarter Ended				2006 Quarter Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Interest income	$ 8,182	$ 8,294	$ 8,487	$ 8,400	$ 4,642	$ 5,636	$ 7,724	$ 7,797
Interest expense	3,445	3,537	3,593	3,435	1,573	1,997	3,124	3,179
Net interest income	4,737	4,757	4,894	4,965	3,069	3,639	4,600	4,618
Provision for loan losses	150	150	150	150	60	70	100	130
Net interest income after provision for loan losses	4,587	4,607	4,744	4,815	3,009	3,569	4,500	4,488
Other income	2,275	1,647	1,607	1,182	1,074	1,810	2,185	2,255
Other expenses	4,200	3,969	3,849	4,078	2,461	2,921	4,463	4,195
Operating income before income taxes	2,662	2,285	2,502	1,919	1,622	2,458	2,222	2,548
Applicable income taxes	693	572	684	382	412	678	712	916
Net income	$ 1,969	$ 1,713	$ 1,818	$ 1,537	$ 1,210	$ 1,780	$ 1,510	$ 1,632
Net income applicable to common stock								
Per share data:								
Net income	$ .84	$ .72	$ .78	$ .66	$ .70	$ .92	$ .61	$ .69

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY
Interest Rates and Interest Differential
Years Ended December 31

	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	2007 (000 omitted)			2006 (000 omitted)			2005 (000 omitted)		
Assets									
Investment Securities:									
Taxable interest income	$ 56,521	$ 1,618	2.9%	$ 62,562	$ 1,800	2.9%	$ 53,360	$ 1,266	2.4%
Nontaxable interest income	28,043	1,278	4.6%	26,107	1,227	4.7%	20,895	1,065	5.1%
Total investment securities	84,564	2,896	3.4%	88,669	3,027	3.4%	74,255	2,331	3.1%
Loans, including non-accrual loans, (net of unearned discounts)	391,695	28,490	7.3%	318,819	22,384	7.0%	228,848	13,943	6.1%
Interest-bearing deposits with banks	61	16	26.2%	506	40	7.9%	1,724	72	4.2%
Federal funds sold	38,579	1,961	5.1%	7,109	348	4.9%	4,392	148	3.4%
Total interest earning assets	514,899	$ 33,363	6.5%	415,103	$ 25,799	6.2%	309,219	$ 16,494	5.3%
Restricted bank stock	2,972			3,023			2,374		
Allowance for loan losses	(3,818)			(2,955)			(2,039)		
Cash and due from banks	11,413			11,196			9,542		
Bank premises and equipment	11,496			8,821			5,037		
Other assets	32,683			22,064			9,334		
Total assets	$ 569,645			$ 457,252			$ 333,467		
Liabilities and Stockholders' Equity									
Interest bearing demand deposits	$ 182,602	$ 4,138	2.3%	$ 120,849	$ 1,893	1.6%	$ 105,492	$ 1,052	1.0%
Savings deposits	44,038	191	0.4%	42,266	175	0.4%	30,936	93	0.3%
Time deposits	173,644	7,599	4.4%	136,159	5,310	3.9%	84,308	2,280	2.7%
Borrowed funds	37,236	2,082	5.6%	44,608	2,495	5.6%	36,543	1,727	4.7%
Total interest bearing liabilities	437,520	$ 14,010	3.2%	343,882	$ 9,873	2.9%	257,279	$ 5,152	2.0%
Demand deposits	41,528			38,600			23,435		
Other liabilities	6,330			7,074			6,572		
Total liabilities	485,378			389,556			287,286		
Stockholders' equity	84,267			67,696			46,181		
Total liabilities & stockholders' equity	$ 569,645			$ 457,252			$ 333,467		
Net interest income (spread)		$ 19,353	3.3%		$ 15,926	3.3%		$ 11,342	3.3%
Net interest margin			3.8%			3.8%			3.7%

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CHANGES IN NET INTEREST INCOME

	2007 Versus 2006 Increase (Decrease) Due to Change in		
	Average Volume	Average Rate (000 omitted)	Total Increase (Decrease)
Interest Income			
Loans (including non-accrual loans, net of unearned discounts)	$ 5,021	$ 1,085	$ 6,106
Taxable investment securities	(147)	(35)	(182)
Nontaxable investment securities	133	(82)	51
Other short-term investments	1,737	(148)	1,589
Total interest income	6,744	820	7,564
Interest Expense			
Interest bearing demand	970	1,275	2,245
Savings deposits	7	9	16
Time deposits	1,436	853	2,289
Borrowed funds	(380)	(33)	(413)
Total interest expense	2,033	2,104	4,137
Net interest income			$ 3,427

	2006 Versus 2005 Increase (Decrease) Due to Change in		
	Average Volume	Average Rate (000 omitted)	Total Increase (Decrease)
Interest Income			
Loans (including non-accrual loans, net of unearned discounts)	$ 5,488	$ 2,953	$ 8,441
Taxable investment securities	292	242	534
Nontaxable investment securities	262	(100)	162
Other short-term investments	73	95	168
Total interest income	6,115	3,190	9,305
Interest Expense			
Interest bearing demand	154	687	841
Savings deposits	34	48	82
Time deposits	1,400	1,630	3,030
Borrowed funds	388	380	768
Total interest expense	1,976	2,745	4,721
Net interest income			$ 4,584

Changes which are attributed in part to volume and in part to rate are allocated in proportion to their relationships to the amounts of changes.

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

MATURITIES OF INVESTMENT SECURITIES

December 31, 2007

The following table shows the maturities of investment securities at amortized cost as of December 31, 2007, and weighted average yields of such securities. Yields are shown on a taxable equivalent basis, assuming a 34% federal income tax rate.

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years (000 omitted)	After 10 years	Total
Bonds:					
U.S. Government agencies/mortgage-backed securities					
Book value	$ 13	$ 3,953	$ 119	$ 10,844	$ 14,929
Yield	5.94%	4.03%	6.27%	4.98%	4.74%
State and municipal					
Book value	$ 3,006	$ 5,683	$ 11,470	$ 12,370	$ 32,529
Yield	4.10%	5.73%	6.14%	7.28%	6.31%
Other					
Book value	$ 245	$ 0	$ 0	$ 1,452	$ 1,697
Yield	8.10%	0.00%	0.00%	5.91%	6.22%
Total book value	$ 3,264	$ 9,636	$ 11,589	$ 24,666	$ 49,155
Yield	4.41%	5.04%	6.13%	6.19%	5.83%
Equity Securities:					
Total Equity Securities					$ 27,784
Yield					2.31%
Total Investment Securities					$ 76,939
Yield					4.56%

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of the significant changes in the consolidated results of operations, capital resources and liquidity presented in the accompanying unaudited consolidated financial statements for the Corporation. This discussion should be read in conjunction with the preceding consolidated financial statements and related footnotes, as well as the Corporation's December 31, 2007 Annual Report. Current performance does not guarantee and may not be indicative of similar performance in the future.

In addition to historical information, this annual report contains forward-looking statements. The forward-looking statements contained in this report are subject to certain risks, assumptions and uncertainties. Because of the possibility of change in the underlying assumptions, actual results could differ materially from those projected in the forward-looking statements. Additional factors that might cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to:

- operating, legal and regulatory risks,
- economic, political and competitive forces affecting the Corporation's services, and
- the risk that management's analyses of these risks could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation's forward-looking statements are relevant only as of the date on which the statements are made. By making forward-looking statements, the Corporation assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. Readers should carefully review the risk factors described in other periodic reports and public documents that the Corporation files from time to time with the Securities and Exchange Commission.

CRITICAL ACCOUNTING POLICIES

Disclosure of the Corporation's significant accounting policies is included in Note 1 to the consolidated financial statements of the Corporation's Annual Report for the year ended December 31, 2007. Some of these policies are particularly sensitive, requiring significant judgments, estimates and assumptions to be made by management.

The Bank policy related to the allowance for loan losses is considered to be a critical accounting policy because the allowance for loan losses represents a particularly sensitive accounting estimate. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. As of December 1, 2007, the FASB has proposed a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Corporation does not expect the implementation of SFAS 157 to have a material impact on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The Corporation does not expect the implementation of SFAS 159 to have a material impact on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)). The Statement replaces SFAS No. 141, "Business Combinations". This Statement retains the fundamental requirements of SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity's first year annual reporting period that begins after December 15, 2008. The Corporation does not expect the implementation of SFAS 141(R) to have a material impact on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51" (SFAS 160). The Statement will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption permitted. The Corporation does not expect the implementation of SFAS 160 to have a material impact on its financial statements.

In September 2006, the Emerging Issues Task Force (EITF) issued EITF 06-04. This pronouncement affects the recording of post retirement costs of insurance of bank owned life insurance policies in instances where the Corporation has promised a continuation of life insurance coverage to persons post retirement. EITF 06-04 requires that a liability equal to the present value of the cost of post retirement insurance be recorded during the insured employee's term of service. The terms of this pronouncement require the initial recording of this liability with corresponding adjustment to retained earnings to reflect the implementation of the pronouncement. This EITF becomes effective for fiscal years beginning after December 15, 2007. The Corporation is evaluating the effect that EITF 06-4 will have on its balance sheet when implemented in the first quarter of 2008.

In November 2006, the EITF issued "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" (EITF 06-10). In this pronouncement, a consensus was reached that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement (in which the employee is the owner of the policy) in accordance with either SFAS 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. A consensus also was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The consensuses are effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years, with early application permitted. The Corporation is evaluating the effect that EITF 06-10 will have on its financial statements when implemented.

In February 2007, the FASB issued FSP No. FAS 158-1, "Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88 and No. 106 and to the Related Staff Implementation Guides." This FSP provides conforming amendments to the illustrations in SFAS 87, 88, and 106 and to related staff implementation guides as a result of the issuance of SFAS 158. The conforming amendments made by this FSP are effective as of the effective dates of SFAS 158. The unaffected guidance that this FSP codifies into SFAS 87, 88, and 106 does not contain new requirements and therefore does not require a separate effective date or transition method. The Corporation does not expect the implementation of FSP No. FAS 158-1 to have a material impact on its financial statements.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB 109). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Corporation does not expect the implementation of SAB 109 to have a material impact on its financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, "Use of a Simplified Method in Developing Expected Term of Share Options" (SAB 110). SAB 110 expresses the current view of the staff that it will accept a company's election to use the simplified method discussed in SAB 107 for estimating the expected term of "plain vanilla" share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Corporation does not expect the implementation of SAB 110 to have a material impact on its financial statements.

OVERVIEW

The merger with FNB Financial Corporation, which occurred on June 1, 2006, represents a significant expansion of the Tower Bancorp, Inc. franchise. In accordance with generally accepted accounting principles (GAAP), comparisons of year-to-date results have not been restated for the impact of the FNB Financial Corporation operations for the first five months of 2006 or for the twelve months of 2007, rendering these comparative analyses less useful than the quarterly comparison. Also, on February 28, 2007, the Corporation dissolved FNB Mortgage Brokers, Inc., a subsidiary of the bank acquired in the merger.

Net income for the year ended December 31, 2007 and 2006 was $ 7,037,000 and $ 6,132,000, respectively. The increase of $ 905,000, or 14.8%, is attributable to the Corporation's core banking business and the merger with FNB Financial Corporation ("FNB".) Net interest income increased 21.5%, other income decreased 8.4%, the provision for loan loss increased 66.7% and other expenses increased 14.6%. On a basic and diluted per share basis, net income for the year ended December 31, 2007 was $ 3.00 and $ 2.99, respectively, as compared with $ 2.92 and $ 2.87 for the year ended December 31, 2006. Net income as a percentage of average assets on an annualized basis, also known as return on average assets, decreased to 1.24% for 2007 from 1.34% for 2006 as a result of increased average assets. Net income as a percentage of total average stockholders' equity on an annualized basis, also known as return on average equity, was 8.35% and 9.06% for 2007 and 2006, respectively. Net income as a percentage of total average tangible stockholders' equity on an annualized basis, also known as return on average tangible equity, was 10.70% and 10.52% for 2007 and 2006, respectively. The increase in this ratio is attributable to net income growing slightly faster than tangible equity.

During 2007, the Corporation's assets increased $ 19,469,000, or 3.6%, to $ 561,636,000 as of December 31, 2007 from $ 542,167,000 as of December 31, 2006. This increase is primarily attributable to an increase in Federal funds sold, funded by an increase in Money Market savings accounts (MMDA.) Total loans increased 2.0% to $ 399,158,000. Total deposits increased by $ 30,095,000, or 7.3%, during 2007 to $ 439,930,000 as of December 31, 2007 from $ 409,835,000 as of December 31, 2006. As a result of competition in the market, and, to a certain degree, customers' continued uncertainty as to how to best invest their monies, deposit growth may not be assumed at the current rates.

RESULTS OF OPERATIONS

Net Interest Income

For the year ended December 31, 2007, total interest income increased by $ 7,564,000, or 29.3%, to $ 33,363,000, compared with $ 25,799,000 for the year ended December 31, 2006. The increase is primarily due to the merger with FNB Financial Inc. Average interest-earning assets increased to $ 514,899,000 for 2007, from $ 415,103,000 for 2006, an increase of $ 99,796,000 or 24.0%. The growth in average interest earning assets was attributable to increased loan volume and investment securities, which were funded from the cash flow generated from the reduction of overnight borrowings and deposit growth. Management targeted efforts to attract home equity mortgage and small commercial loans. Management believes that our experience in making mortgage and small commercial loans positions the Corporation well to meet the financing demands of individuals and small businesses. Adversely impacting interest income were two 25 basis point decreases in the prime rate and decreases in the one year Treasury rate during 2007 that resulted in lower yields on interest earning assets.

Total interest expense increased by $ 4,137,000, or 41.9%, to $ 14,010,000 for the year ended December 31, 2007, from $ 9,873,000 for the year ended December 31, 2006. The increase is primarily due to the acquisition of FNB Financial Inc. Average interest bearing liabilities increased to $ 437,520,000 for 2007 from $ 343,882,000 for 2006. Increases in rates were needed to attract deposits, particularly time deposit accounts, which increased 47 basis points to 4.32% and money market accounts, which increased 35 basis points to 3.54%. The interest expense for time deposit accounts excluding variable rate IRAs and index-powered CDs increased $ 2,265,000 to $ 7,477,000 for 2007 from $ 5,212,000 and money market accounts increased $ 2,215,000 to $ 3,910,000 for 2007, from $ 1,695,000 for 2006.

Net interest income increased by $ 3,427,000, or 21.5%, to $ 19,353,000 for the year ended December 31, 2007 from $ 15,926,000 for the year ended December 31, 2006. This increase is attributable to the repricing of mortgage loans and to a lesser extent commercial loans tied to the one year treasury and prime rates plus the increased earning assets from the merger with FNB Financial Corp.

The net interest rate spread was 3.3% for the year ended December 31, 2007, and the net interest margin was 3.8%. The net interest spread and the net interest margin remained unchanged from 2006. Due to a large investment portfolio at the holding company level, these ratios are lower than the Bank's separate performance of 3.8% net interest spread and 4.2% net interest margin for the year ended December 31, 2007.

Provision for Loan Losses

For the year ended December 31, 2007, the provision for loan losses was $ 600,000, an increase of $ 240,000, or 66.7%, compared with $ 360,000 for the year ended December 31, 2006. The increase in the provision is attributable to the merger with FNB Financial Corp. and the increased loan portfolio. Due to general economic conditions and deterioration of certain borrower relationships, the Corporation expects to increase the provision for loan losses during 2008 and thereby negatively impact earnings during 2008.

The allowance for loans losses represented 0.97% of total loans at December 31, 2007, compared with 0.92% as of December 31, 2006. Management performs ongoing assessments of the loan loss reserve in relation to loan portfolio growth, credit exposure to individual borrowers, overall trends in the loan portfolio and other relevant factors. Based upon these factors, management believes that as of December 31, 2007, the reserve is reasonable and sufficient to support the increased loan growth in light of the strong asset quality as supported by the capital ratios reflected on page 55.

Other Income

Other income for the year ended December 31, 2007 decreased $ 613,000, or 8.4%, to $ 6,711,000 from $ 7,324,000 for 2006. Net gains from the sale of securities decreased from $ 3,923,000 to $ 1,886,000, a decrease of $ 2,037,000 or 51.9%. Other income was positively impacted by increases of $409,000 in trust revenues, $ 243,000 in NSF fees, $ 170,000 in ATM fees, $ 150,000 in BOLI (of which $ 132,000 was proceeds from death benefits), and $ 139,000 in investment service fees. In the third quarter of 2007, the bank recognized the value of the mortgage servicing rights and the credit enhancement on $ 26,555,000 of loans sold to the FHLB of Pittsburgh over the last two years contributing a net of $ 301,000 in other income. The increases in NSF fees and ATM fees are primarily due to the merger with FNB. The Bank re-established and reactivated its Trust Department in the third quarter of 2006.

Other Expenses

Other expenses, which include salary and benefits, occupancy and all other expenses incidental to the operations of the Corporation, increased to $ 16,096,000 for the year ended December 31, 2007 from $ 14,040,000 for the year ended December 31, 2006. The $ 2,056,000, or 14.6% increase was primarily due to the merger with FNB. Expenses for 2006 did not include the first five months of expenses at FNB, since the merger occurred in June 2006.

Salaries and employee benefit expenses, which make up the largest component of other expenses, increased $ 1,239,000, or 17.8%, to $ 8,188,000 for the year ended December 31, 2007 from $ 6,949,000 for the year ended December 31, 2006. The increase is primarily attributed to the merger with FNB, and increases in salary expense of $ 724,000, employee benefits of $ 516,000 and health insurance expense of $ 236,000. The employee benefits expense includes $ 325,000 of vacation accrual expense not included in the 2006 annual expenses.

Occupancy and equipment expenses for the year ended December 31, 2007 increased to $ 3,629,000 from $ 3,073,000 for the year ended December 31, 2006, an increase of $ 556,000, or 18.1%. The increase is primarily due to the merger with FNB, increasing depreciation expense by $170,000, computer expense by $ 130,000 and equipment expense by $ 111,000.

Other operating expenses for the year ended December 31, 2007 increased to $ 4,279,000 from $ 4,018,000 for the year ended December 31, 2006, an increase of $ 261,000, or 6.5%. The increase is primarily due to the merger with FNB, increasing state taxes by $ 202,000 and Core Deposit Intangible amortization by $ 153,000.

Income Taxes

For the year ended December 31, 2007, the tax provision was $ 2,331,000 compared with $ 2,718,000 for the year ended December 31, 2006, a decrease of $ 387,000, or 14.2%. The effective tax rate was 24.9% for 2007 and 30.7% for 2006. Contributing to the lower tax rate was an increase in tax free income from investment securities, loans and bank owned life insurance (BOLI).

Net Income

Net income for the year ended December 31, 2007 was $ 7,037,000, an increase of $ 905,000, or 14.8%, compared with $ 6,132,000 for the year ended December 31, 2006. The increase in net income is the result of an increase of $ 3,427,000 in net interest income and a decrease of $ 387,000 in taxes, offset by increases of $ 2,056,000 in other expenses, an increase of $ 240,000 in the provision for loan losses, and a decrease of $ 613,000 in other income. Factors contributing to the increased level of net income include the merger with FNB Financial Corp., increased interest income from increased levels of earning assets, as well as the Bank's efforts to manage its cost of funds. Basic and diluted earnings per share for the year ended December 31, 2007 were $ 3.00 and $ 2.99 compared with $ 2.92 and $ 2.87 for the year ended December 31, 2006.

FINANCIAL CONDITION

Securities

The Corporation's securities portfolio is comprised of securities that not only provide interest and dividend income, including tax-exempt income, but also provide a source of liquidity, diversify the earning assets portfolio, allow for the management of risk and tax liability, and provide collateral for repurchase agreements and public fund deposits. Policies are in place to address various aspects of managing the portfolio, including but not limited to, concentrations, liquidity, credit quality, interest rate sensitivity and regulatory guidelines.

Although the Corporation generally intends to hold its investment securities to maturity, a significant portion of the securities portfolio is classified as available for sale, with new purchases generally categorized as such. Securities in the available for sale category are accounted for at fair value with unrealized appreciation or depreciation, net of tax, reported as a separate component of stockholders' equity. Securities in the held to maturity category are accounted for at amortized cost. All securities held as of December 31, 2007 are classified as available for sale. The Corporation holds no trading securities in its portfolio. The securities portfolio includes equities owned by the holding company, most of which are investments in banks, bank holding companies and financial institutions. Equity investments are accounted for at fair market value. The remaining securities, primarily debt instruments, are owned by the bank.

The consolidated securities portfolio at December 31, 2007 was $ 83,846,000, compared to $ 87,631,000 at December 31, 2006, a decrease of $ 3,785,000, or 4.3%. The decrease is due primarily to decreases in the fair values of securities held.

Bank Owned Securities

The bank owned securities portfolio at December 31, 2007 was $ 49,985,000, compared to $ 44,478,000 at December 31, 2006, an increase of $ 5,507,000, or 12.4%. The increase is attributable to the purchase of agency mortgage backed securities and taxable state and municipal bonds.

The carrying value of the available for sale portion of the portfolio at December 31, 2007 includes an unrealized gain of $ 829,000 (reflected as accumulated other comprehensive income of $ 547,000 in stockholders' equity, net of a deferred income tax liability of $ 282,000). This compares with an unrealized gain at December 31, 2006 of $ 791,000 (reflected as accumulated other comprehensive income of $522,000 in stockholders' equity, net of a deferred income tax liability of $ 269,000).

Holding Company Owned Securities

The holding company securities portfolio at December 31, 2007 was $ 33,861,000, compared to $ 43,153,000 at December 31, 2006, a decrease of $ 9,292,000, or 21.5%. The decrease includes a decrease of $ 9,392,000 in unrealized gains. Realized gains on sale of equity securities were $ 1,900,000 for the year ending December 31, 2007.

The carrying value of the available for sale portion of the portfolio at December 31, 2007 includes an unrealized gain of $ 6,077,000 (reflected as accumulated other comprehensive income of $ 4,011,000 in stockholders' equity, net of a deferred income tax liability of $ 2,066,000). This compares with an unrealized gain at December 31, 2006 of $ 15,469,000 (reflected as accumulated other comprehensive income of $ 10,209,000 in stockholders' equity, net of a deferred income tax liability of $ 5,260,000). This decrease in unrealized gains of $ 9,392,000, or 60.7%, is due to market fluctuations and general trends in the economy. Since the bulk of the holding company's portfolio is in banks and other financial institutions, only negative trends in the market impact the portfolio.

Loans

The loan portfolio comprises the major component of the Corporation's earning assets and generally is the highest yielding asset category. Gross loans receivable, net of unearned fees and origination costs, increased $ 7,739,000, or 2.0%, to $ 399,158,000 at December 31, 2007 from $ 391,419,000 at December 31, 2006. Gross loans represented 90.7% of total deposits at December 31, 2007 as compared with 95.5% at December 31, 2006, primarily due to the growth in total deposits of $ 30,095,000. At December 31, 2007 the bank had sold mortgage loans to the Federal Home Loan Bank of Pittsburgh with a balance of $ 27,784,000 compared to $ 20,546,000 at December 31, 2006.

Credit Risk and Loan Quality

The Corporation continues to be prudent in its efforts to minimize credit risk. The Bank's written lending policy requires underwriting, loan documentation and credit analysis standards to be met prior to the approval and funding of any loan. In accordance with that policy, the loan review process monitors the loan portfolio on an ongoing basis. The Credit Administration area and the accounting department then prepares an analysis of the allowance for loan losses which is then submitted to the Board of Directors for its assessment as to the adequacy of the allowance. The allowance for loan losses is an accumulation of expenses that has been charged against past and present earnings in anticipation of potential losses in the loan portfolio.

The allowance for loan losses at December 31, 2007 and December 31, 2006 was $ 3,854,000 and $ 3,610,000, respectively. The increase in the allowance is attributable to weaknesses in the housing market and potential weaknesses in the local economy. At December 31, 2007, the allowance for loan losses represented 0.97% of the gross loan portfolio, compared with 0.92% at December 31, 2006. At December 31, 2007, in consideration of the asset quality, management believes the allowance for loan loss reserve to be reasonable and adequate to support the loan growth and to address any potential losses.

The Bank's lending policy is executed through the assignment of tiered loan limit authorities to individual officers of the Bank, the Officer's Loan Committee and the Board of Directors. Although the Bank maintains sound credit policies, certain loans may deteriorate for a variety of reasons. The Bank's policy is to place all loans on a non-accrual status upon becoming 90 days delinquent in their payments, unless there is a documented and reasonable expectation of the collection of the delinquent amount. Loans are reviewed monthly as to their status, and on a quarterly basis presented to the Board of Directors. Management is not aware of any material potential loan problems that have not been disclosed in this report.

At December 31, 2007 the Corporation had other real estate owned (not used in operations) in the amount of $ 2,313,000, which was an increase from the $ 1,904,000 owned at December 31, 2006. Of the other real estate owned, $ 2,288,000 represented lots purchased for possible future bank facilities. The remaining $ 25,000 represents foreclosed property. At December 31, 2007 and December 31, 2006, the Corporation had non-accrual loans in the amount of $ 4,397,000 and $ 688,000, respectively. The increase was primarily due to three commercial loan relationships.

Loan concentrations are considered to exist when the total amount of loans to any one or a multiple number of borrowers engaged in similar activities or having similar characteristics exceeds 10% of loans outstanding in any one category. The Corporation maintains a diversified loan portfolio, granting agribusiness, commercial, and residential loans to customers. The majority of the Bank's lending is made within its primary market area, which includes southern Franklin County, Pennsylvania, northern Washington County, Maryland, Fulton County, Pennsylvania and Hancock, Maryland. At December 31, 2007, 60% of the Corporation's loan portfolio is concentrated in mortgages secured by 1-4 family properties and 17% is concentrated in loans secured by nonfarm nonresidential properties.

Bank Owned Life Insurance

The Corporation has Bank Owned Life Insurance ("BOLI") for certain officers and directors, whereby the Bank is the owner and beneficiary of the policies. The Bank's deposits and proceeds from the sale of investment securities funded the BOLI. Earnings from the BOLI are recognized as other income. The BOLI generates income from the appreciation of the cash surrender values of the pool of insurance, and its tax advantage to the Corporation. This income is used to "fund" a portion of current and future employee benefit costs and a Nonqualified Supplemental Executive Retirement Plan for the Corporation's Chief Executive Officer.

The Corporation had $ 10,768,000 and $10,683,000 in BOLI as of December 31, 2007 and 2006, respectively, an increase of $ 85,000 or 0.8%. The increase is net of the redemption, upon the death of two participants, of life insurance policies with cash values totaling $ 311,000. Although the BOLI is an asset that may be liquidated, it is the Corporation's intention to hold this pool of insurance because it provides tax-exempt income that lowers the Corporation's tax liability, while enhancing its overall capital position. The Corporation also expects to collect future proceeds as the beneficiary of the policies.

Deposits

Deposits are the major source of the Corporation's funds for lending and investment purposes. Total deposits at December 31, 2007 were $ 439,930,000, an increase of $ 30,095,000, or 7.3%, from total deposits of $ 409,835,000 at December 31, 2006. The increase in deposits was primarily due to a large money market account opened in January 2007. Money market deposits increased $ 39,652,000 or 57.6% to $ 108,500,000 as of December 31, 2007. Weekly, management reviews options to manage the funding of the bank and respond to changes in interest rates and local competition. The cost of deposits has increased due to the increased costs associated with attracting deposits at a time when short term interest rates are at two year highs. Higher rates impacted the cost of interest bearing deposits, which increased to 2.95% as of December 31, 2007 from 2.45% as of December 31, 2006.

Short-Term Borrowings

Short term borrowings at December 31, 2007 were $ 10,996,000, compared to $ 9,875,000 at December 31, 2006, an increase of $ 1,121,000, or 11.4%. Federal funds purchased, Treasury Tax and Loan demand note, lines of credits with banks and overnight borrowings with the Federal Home Loan Bank of Pittsburgh are considered to be short term borrowings. Short term borrowings fluctuate daily to meet the liquidity needs of the Corporation. The Corporation had short term sources of available borrowings in the amount of $ 60,000,000 overnight lines from the Federal Home Loan Bank of Pittsburgh, $ 11,000,000 in an overnight line from another commercial bank, and $ 18,900,000 from area banks. As of December 31, 2007, the maximum borrowing capacity with the Federal Home Loan Bank of Pittsburgh is approximately $ 263,034,000, which includes the $ 60,000,000 overnight lines.

Long-Term Debt and Borrowing Capacity

There were $ 26,863,000 outstanding in fixed rate term loans with the Federal Home Loan Bank of Pittsburgh at December 31, 2007, compared to $ 31,871,000 borrowed at December 31, 2006.

The Bank has a total maximum borrowing capacity for both short and long-term borrowings of approximately $ 264,308,000 with the Federal Home Loan Bank of Pittsburgh, of which $ 26,863,000 represents fixed rate term loans that were outstanding at December 31, 2007, resulting in an unused borrowing capacity of $ 291,171,000.

Asset/Liability Management

The management of interest rate risk involves measuring and analyzing the maturity and repricing of interest-earning assets and interest bearing liabilities at specific points in time. The imbalance between interest-earning assets and interest bearing liabilities is commonly referred to as the interest rate gap. The interest rate gap is one measure of the risk inherent in the existing balance sheet as it relates to potential changes in net interest income. Maintaining an appropriate balance between interest-earning assets and interest bearing liabilities is a means of monitoring and possibly avoiding material fluctuations in the net interest margin during periods of changing interest rates.

The Corporation's overall sensitivity to interest rate risk is low due to its non-complex balance sheet. The Corporation manages its balance sheet with the intent of stabilizing net interest income and net economic value under a broad range of interest rate environments. The Corporation has the ability to effect various strategies to manage interest rate risk, which include, but are not limited to, selling newly originated residential mortgage loans, controlling the volume mix of fixed/variable rate commercial loans, mortgage loans and securities, increasing/ decreasing deposits via interest rate changes, borrowing from the Federal Home Loan Bank of Pittsburgh, and buying/selling securities. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Corporation dependable and steady growth in net interest income, while at the same time, managing the related risks.

Liquidity

Liquidity represents the Corporation's ability to efficiently manage cash flows at reasonable rates to support possible commitments to borrowers or the demands of depositors. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth and normal operating expenditures. Liquidity needs may be met by converting assets into cash or obtaining sources of additional funding.

Liquidity from asset categories is provided through cash, amounts due from banks, interest-bearing deposits with banks and federal funds sold, which were $ 36,851,000 at December 31, 2007, compared to $ 20,755,000 at December 31, 2006. Additional asset liquidity sources include principal and interest payments from securities in the Corporation's investment portfolio and cash flow from its amortizing loan portfolio. Longer-term liquidity needs may be met by selling securities available for sale, selling loans or raising additional capital. At December 31, 2007, there were $ 68,573,000 in liquid securities as compared to $ 71,337,000 at December 31, 2006. Liquid securities decreased by $ 2,764,000 since December 31, 2006 due primarily to the decrease in unrealized gains in the investment portfolio.

Liability liquidity sources include attracting deposits at competitive rates. Deposits at December 31, 2007 were $ 439,930,000, compared to $ 409,835,000 at December 31, 2006. In addition, the Corporation has borrowing capacity and lines of credit with the Federal Home Loan Bank of Pittsburgh, Atlantic Central Bankers Bank and several local banks.

The Corporation's financial statements do not reflect various off-balance sheet commitments that are made in the normal course of business, which may involve some liquidity risk. Off-balance sheet arrangements are discussed in detail below.

Management is of the opinion that its liquidity position, at December 31, 2007, is adequate to respond to fluctuations "on" and "off" the balance sheet. In addition, management knows of no trends, demands, commitments, events or uncertainties that may result in, or that are reasonably likely to result in the Corporation's inability to meet anticipated or unexpected liquidity needs.

Off-Balance Sheet Arrangements

The Corporation's financial statements do not reflect various off-balance sheet arrangements that are made in the normal course of business. These commitments consist mainly of loans approved but not yet funded, unused lines of credit and letters of credit made in accordance with the same standards as on-balance sheet instruments. Unused commitments at December 31, 2007 were $ 49,158,000, which consisted of $ 45,949,000 in unfunded commitments to existing loans and unfunded new loans and $ 3,209,000 in letters of credit. Unused commitments at December 31, 2006 were $ 51,755,000, which consisted of $ 48,690,000 in unfunded commitments to existing loans and unfunded new loans and $ 3,065,000 in letters of credit. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present a significant liquidity risk to the Corporation. Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Corporation has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

Interest Rate Sensitivity Analysis

A number of measures are used to monitor and manage interest rate risk including income simulation and interest sensitivity (gap) analysis. An income simulation model is used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment, repricing and maturity of loan related assets; deposit sensitivity; market conditions and changes in other financial instruments. The Corporation's policy objective is to limit the change in annual earnings to 20% of net interest income. At December 31, 2007, based on the results of the simulation model, the Corporation would expect an increase in net interest income of $ 367,000, or 1.6% over a 12-month period if interest rates increased from current rates by 200 basis points. If interest rates decreased from current rates by 200 basis points, the Corporation would expect a decrease in the net interest income of $ 290,000, or 1.3% over a 12-month period.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest-earning assets maturing or repricing exceeds the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing exceeds the amount of interest-earning assets maturing or repricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would be in a better position to invest in higher yielding assets which would result in the yield on its assets increasing at a pace closer to the cost of its interest-bearing liabilities, than would be the case if it had a negative gap. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than one with a negative gap, which would tend to restrain the growth of its net interest income.

The Corporation closely monitors its interest rate risk as such risk relates to its operational strategies. The Corporation's Board of Directors has established an Asset/Liability Committee responsible for reviewing its asset/liability policies and interest rate risk position, which generally meets quarterly and reports to the Board on interest rate risk and trends on a quarterly basis.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007 which are anticipated by the Corporation, based upon certain assumptions described below, to reprice or mature in each of the future time periods shown. Adjustable-rate assets and liabilities are included in the table in the period in which their interest rates can next be adjusted.

LIQUIDITY RISK MANAGEMENT

	Due 0 - 90 Days	Due 91 - 360 Days	Due After 1 Year	Total
		(000 omitted)		
Rate sensitive assets				
Interest bearing deposits with banks and investment securities	$ 20,081	$ 3,247	$ 46,737	$ 70,065
Real estate, commercial and consumer loans	112,375	132,808	153,296	398,479
	$ 132,456	$ 136,055	$ 200,033	$ 468,544
Rate sensitive liabilities				
NOW accounts, savings deposits, and money market accounts	$ 201,514	$ 6,717	$ 15,673	$ 223,904
Certificate of deposits	40,019	91,333	37,814	169,166
Borrowings	10,996	0	26,739	37,735
	$ 252,529	$ 98,050	$ 80,226	$ 430,805
Cumulative interest sensitive GAP/total assets from financial statements	(120,073)	(82,068)	37,739	37,739
Cumulative interest Sensitive GAP ratio	(21.38%)	(14.61%)	6.72%	6.72%

MARKET RISK MANAGEMENT

The Corporation has risk management policies to monitor and limit exposure to market risk, and strives to take advantage of profit opportunities available in interest rate movements.

Management continuously monitors liquidity and interest rate risk through its ALCO reporting, and reprices products in order to maintain desired net interest margins. Management expects to continue to direct its marketing efforts toward attracting more low cost retail deposits while competitively pricing its time deposits in order to maintain favorable interest spreads, and minimize structural interest rate risk.

The following table sets forth the projected maturities and average rates for all rate sensitive assets and liabilities based on the following assumptions. All fixed and variable rate loans were based on original maturity of the note since the Corporation has not experienced a significant rewriting of loans. Investments are based on maturity date. The Corporation has historically experienced very little deposit runoff and has in fact had net gains in deposits over the past fifteen years. Based on this experience, it was estimated that maximum runoff of noninterest bearing checking would be 33% and for all other deposits except time deposits, which would be 10%. Time deposits are classified by original maturity date.

(In Thousands)	Principal/Notional Amount Maturing In:							
Rate sensitive assets	**2008**	**2009**	**2010**	**2011**	**2012**	**Thereafter**	**Total**	**Fair Value**
Fixed interest rate loans	30,645	12,691	11,229	10,631	6,889	43,255	115,340	116,703
Average interest rate	7.63	7.86	7.64	7.46	7.17	7.05	7.40	
Variable interest rate loans	37,466	7,823	10,594	8,689	10,229	208,338	283,139	285,720
Average interest rate	7.60	6.93	6.89	6.94	7.35	7.31	7.31	
Fixed interest rate securities	3,322	2,487	2,584	2,880	1,868	36,843	49,984	49,984
Average interest rate	4.34	3.91	3.74	5.16	5.63	5.11	4.95	
Federal funds sold	20,081	0	0	0	0	0	20,081	20,081
Average Interest Rate	5.080	0.000	0.000	0.000	0.000	0.000	5.080	
Rate Sensitive Liabilities								
Noninterest bearing checking	7,812	2,343	2,343	2,343	780	31,239	46,860	46,860
Savings and interest bearing checking	6,717	4,478	4,478	4,478	2,239	201,514	223,904	223,904
Average interest rates	1.91	1.91	1.91	1.91	1.91	1.91	1.91	
Time deposits	131,229	16,909	12,888	4,999	3,141	0	169,166	169,628
Average interest rates	4.32	3.92	4.13	4.63	4.31	0.00	4.27	
Fixed interest rate borrowings	4,978	0	5,224	4,978	4,978	6,581	26,739	27,119
Variable interest rate borrowings	10,996	0	0	0	0	0	10,996	10,996
Borrowings average interest rate	6.030	0.000	6.110	5.270	4.010	4.270	5.370	

CAPITAL FUNDS

Stockholders' equity was $ 78,414,000 at December 31, 2007, compared to $ 81,553,000 at December 31, 2006. The decrease was primarily due to lower unrealized gains on the investment portfolio. Regulatory authorities have established capital guidelines in the form of the "leverage ratio" and "risk-based capital ratios." The leverage ratio compares capital to total balance sheet assets, while the risk-based ratios compare capital to risk-weighted assets and off-balance-sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of Tower Bancorp's capital ratios to regulatory minimums at December 31, 2007 is as follows:

	Tower Bancorp		Regulatory
	2007	2006	Minimum Requirements
Leverage ratio	10.03%	10.36%	4%
Risk-based capital ratio Tier I (core capital)	14.95%	14.79%	4%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	16.74%	17.67%	8%

Tower Bancorp, Inc. has traditionally been well above required levels and expects equity capital to continue to exceed regulatory guidelines. Certain ratios are useful in measuring the ability of a company to generate capital internally.

The following chart indicates the growth in equity capital for the past three years.

	2007	2006	2005
Equity capital at December 31 ($ 000 omitted)	$ 78,414	$ 81,553	$ 48,389
Equity capital as a percent of assets at December 31	13.96%	15.04%	13.74%
Return on average assets	1.24%	1.34%	1.51%
Return on average equity	8.35%	9.06%	10.90%
Cash dividend payout ratio	35.37%	26.13%	31.62%

STOCK MARKET ANALYSIS AND DIVIDENDS

The Corporation's common stock is traded in the over-the-counter market. As of December 31, 2007 the approximate number of shareholders of record was 1,283.

2007	Market Price	Cash Dividend
First Quarter	$ 43.70 - 44.75	$ .26
Second Quarter	43.15 - 44.75	.26
Third Quarter	42.10 - 44.25	.26
Fourth Quarter	41.10 - 42.50	.28

2006	Market Price	Cash Dividend
First Quarter	$ 45.00 - 47.75	$ .24
Second Quarter	42.30 - 46.70	.24
Third Quarter	42.30 - 49.75	.26
Fourth Quarter	44.20 - 45.00	.00

Beginning in the first quarter of 2007, the Corporation changed its dividend declaration and payment policy. The Corporation now declares and pays its quarterly dividends during the calendar quarter. Therefore, while the Corporation paid four (4) dividends during 2006, the table reflects only three (3) dividends that were declared during 2006.

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

1. The First National Bank of Greencastle, Center Square, Greencastle, Pennsylvania; a National Bank organized under the National Bank Act.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Tower Bancorp, Inc.

We consent to the incorporation by reference to previously filed Registration Statements (Form S-14 No. 2-89573, Form S-8 No. 333-40661 and Form S-4 No. 333-130485) of Tower Bancorp, Inc. of our report dated March 12, 2008 relating to the financial statements and our report dated March 12, 2008 on the effectiveness of internal control over financial reporting appearing in the 2007 annual report to the shareholders incorporated by reference in this Form 10-K of Tower Bancorp, Inc. for the year ended December 31, 2007.

/s/SMITH ELLIOTT KEARNS & COMPANY, LLC

Chambersburg, PA
March 12, 2008

Exhibit 31.1

CERTIFICATION

I, Jeff B. Shank, President and CEO, certify, that:

1. I have reviewed this annual report on Form 10-K of Tower Bancorp, Inc.

2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(f) and 15d-15(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and,

(d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Jeff B. Shank
Jeff B. Shank
President and CEO
(Principal Executive Officer)
March 12, 2008

Exhibit 31.2

CERTIFICATION

I, Franklin T. Klink, III, Treasurer, certify, that:

1. I have reviewed this annual report on Form 10-K of Tower Bancorp, Inc.

2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(f) and 15d-15(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and,

(d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Franklin T. Klink, III
Franklin T. Klink, III
Treasurer
(Principal Financial Officer)
March 12, 2008

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tower Bancorp, Inc. (the Corporation) on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date therein specified (the "Report"), I, Jeff B. Shank, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of and for the period covered by the report.

/s/ Jeff B. Shank
Jeff B. Shank
President and Chief
Executive Officer

Dated: March 12, 2008

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tower Bancorp, Inc. (the Corporation) on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date therein specified (the "Report"), I, Franklin T. Klink, III, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of and for the period covered by the report.

/s/ Franklin T. Klink, III
Franklin T. Klink, III
Chief Financial Officer

Dated: March 12, 2008

P.O. Box
40 Center Squar
Greencastle, PA 1722
Toll Free 1-866-597-213
www.fnbgc.co